# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

# FORM 10-K

**(Mark One)**

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.**

**For the fiscal year ended December 31, 2025**

**or**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from            to**

**Commission file number 001-40332**

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# agilon health, inc.

(Exact name of registrant as specified in its charter)

| | |
|---|---|
| **Delaware** | **37-1915147** |
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |
| **440 Polaris Parkway, Suite 550**<br>**Westerville, Ohio** | **43082** |
| (Address of principal executive offices) | (Zip Code) |

Registrant's telephone number, including area code **(562) 256-3800**

Securities registered pursuant to Section 12(b) of the Act:

| Title of each class | Trading symbol(s) | Name of each exchange on which registered |
|---|---|---|
| Common stock, $0.01 par value | AGL | The New York Stock Exchange |

_____

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant; (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒     Accelerated filer ☐     Non-accelerated filer ☐     Smaller reporting company ☐     Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C.7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Act.) Yes ☐ No ☒

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter: $709.4 million.

As of February 19, 2026, there were 414,869,759 shares of common stock outstanding.

## DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive Proxy Statement for the registrant's 2026 Annual Meeting of Stockholders have been incorporated by reference into Part III of this Report.

**agilon health, inc.**
Form 10-K
For the Fiscal Year Ended December 31, 2025

**Table of Contents**

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*All references in this report to "agilon," "the Company", "we," "us" or "our" mean agilon health, inc., together with its consolidated subsidiaries. Unless the context suggests otherwise, references to "agilon health, inc." mean the parent company without its subsidiaries.*

**Cautionary Language Regarding Forward-Looking Statements**

Statements in this Annual Report on Form 10-K (the "Report") that are not historical factual statements are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Some of the forward-looking statements can be identified by the use of forward-looking terms such as "believes," "expects," "may," "will," "shall," "should," "would," "could," "seeks," "aims," "projects," "is optimistic," "intends," "plans," "estimates," "anticipates" or the negative versions of these words or other comparable terms. Forward-looking statements include, without limitation, all matters that are not historical facts. They appear in several places throughout this Report and include, without limitation, statements regarding our intentions, beliefs, assumptions or current expectations concerning, among other things, our financial position, results of operations, cash flows, prospects, growth strategies, and the impact of the new CMS LEAD Model (each as defined below).

Forward-looking statements are subject to known and unknown risks and uncertainties, many of which may be outside our control. Although we believe that we have a reasonable basis for each forward-looking statement contained in this Report, we caution you that forward-looking statements are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of the market in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this Report. In addition, even if our results of operations, financial condition, and cash flows, and the development of the market in which we operate, are consistent with the forward-looking statements contained in this Report, those results or developments may not be indicative of results or developments in subsequent periods. You are therefore cautioned not to place undue reliance on the forward-looking statements included in this report. A number of important factors, including, without limitation, the risks and uncertainties discussed under "Item 1A, Risk Factors" in this Report, could cause actual results and outcomes to differ materially from those reflected in the forward-looking statements. Furthermore, new risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Report. Factors that could cause actual results and outcomes to differ from those reflected in forward-looking statements include, without limitation:

- our history of net losses and the expectation that our expenses will increase in the future;

- failure to identify and develop successful new geographies, physician partners and payors, or execute upon our growth initiatives;

- success in executing our operating strategies or achieving results consistent with our historical performance;

- medical expenses incurred on behalf of our members may exceed revenues we receive;

- our ability to maintain and secure additional contracts with Medicare Advantage ("MA") payors on favorable terms, if at all;

- our ability to grow new physician partner relationships sufficient to recover startup costs;

- availability of additional capital, on acceptable terms or at all, to support our business in the future;

- significant reduction in our membership;

- transition to a Total Care Model may be challenging for physician partners;

- inaccuracy in estimates of our members' risk adjustment factors, medical services expense, incurred but not reported claims, and earnings pursuant to payor contracts;

- public health crises, such as COVID-19, could adversely affect us;

- the impact of restrictive clauses or exclusivity provisions in some of our contracts with physician partners;

- our ability to hire and retain qualified personnel;

- our ability to realize the full value of our intangible assets;

- security breaches, cybersecurity attacks, loss of data and other disruptions to our information systems;

- our ability to protect the confidentiality of our know-how and other proprietary and internally developed information;

- our reliance on our subsidiaries to perform and fund their operations;

- our use of algorithms, artificial intelligence ("AI"), and machine learning in our business and challenges with properly managing the development and use of these technologies;

- our reliance on a limited number of key payors;

- the limited terms of contracts with our payors and our ability to renew them upon expiration;

- our ability to navigate the changing healthcare payor market;

- our reliance on our payors, physician partners and other providers to operate our business;

- our ability to obtain accurate and complete diagnosis data;

- our reliance on third-party software, data, infrastructure and bandwidth;

- consolidation and competition in the healthcare industry;

- the impact of changes to, and dependence on, federal government healthcare programs;

- uncertain or adverse economic and macroeconomic conditions, including a downturn or decrease in government expenditures;

- regulation of the healthcare industry and our physician partners' ability to comply with such laws and regulations;

- federal and state investigations, audits and enforcement actions;

- repayment obligations arising out of payor audits;

- negative publicity regarding the managed healthcare industry generally;

- our use, disclosure and processing of personally identifiable information, protected health information ("PHI"), and de-identified data;

- failure to obtain or maintain an insurance license, a certificate of authority or an equivalent authorization;

- changes in tax laws and regulations, or changes in related judgments or assumptions;

- our indebtedness and our potential to incur more debt;

- our dependence on our subsidiaries for cash to fund all of our operations and expenses;

- provisions in our governing documents;

- our ability to achieve a return on investment depends on appreciation in the price of our common stock;

- non-compliance with the New York Stock Exchange ("NYSE") could result in a delisting of our securities;

- lawsuits not covered by insurance and securities class action litigation;

- sustainability issues;

- our stock price may be volatile;  and

- risks related to management transitions, including the search for a Chief Executive Officer, and our ability to effectively manage leadership changes.

Except as required by law, we do not undertake, and hereby disclaim, any obligation to update any forward-looking statements, which speak only as of the date on which they are made.

# PART I

## ITEM 1. Business

### Overview

Our business is transforming healthcare by empowering the primary care physicians ("PCP") to be the agents for change in the communities they serve. We believe that PCPs, with their intimate patient-physician relationships, are best positioned to drive meaningful change in quality, cost and patient experience when provided with the right infrastructure and payment model. Through our combination of the agilon platform, a long-term partnership model with existing physician groups and a growing network of like-minded physicians, we believe we are poised to revolutionize healthcare for seniors across communities throughout the United States ("U.S."). We believe our purpose-built model provides the necessary capabilities, capital and business model for existing physician groups to create a Medicare-centric, globally capitated line of business. Our model operates by primarily forming risk-bearing entities ("RBEs") within local geographies, that enter into arrangements with payors providing for monthly payments to manage the total healthcare needs of our physician partners' attributed patients (or global capitation arrangements). The RBEs also contract with agilon to perform certain functions and enter into long-term professional service agreements with one or more anchor physician groups pursuant to which the anchor physician groups receive a base compensation rate and share in the savings from successfully improving quality of care and reducing costs.

Our company was formed in 2016, and we established our inaugural partnership with an anchor physician group in 2017. Our ability to rapidly build scaled positions in local communities has allowed us to grow to 28 anchor physician groups and 30 geographies as of December 31, 2025. As of December 31, 2025, the PCPs on our platform serve approximately 511,000 MA members and 114,000 Medicare fee-for-service ("FFS") beneficiaries through nine Accountable Care Organizations ("ACOs") through our participation in the Centers for Medicare & Medicaid Services' ("CMS") Accountable Care Organization Realizing Equity, Access, and Community Health ("ACO REACH") Model and Medicare Shared Savings Program ("MSSP," and together with ACO REACH, the "CMS ACO Models") through its equity method investments.

On November 5, 2025, we received written notice (the "Notice") from the NYSE informing us that we are no longer in compliance with Section 802.01C of the NYSE Listed Company Manual because the average closing price of our common stock was less than $1.00 per share over a consecutive 30 trading-day period ended November 4, 2025 (the "Price Criteria for Capital or Common Stock").

We can regain compliance at any time within the six-month period following receipt of the Notice if, on the last trading day of any calendar month during the cure period (or the last trading day of the cure period), we have a closing share price of at least $1.00 and an average closing share price of at least $1.00 over the prior 30 trading-day period ending on the last trading day of the applicable calendar month or the cure period. To regain compliance with the Price Criteria for Capital or Common Stock, we are pursuing a reverse stock split, subject to approval by our stockholders. We expect to seek stockholder approval at our special meeting to be held March 17, 2026. Under the NYSE Listed Company Manual, if we determine that we will cure the stock price deficiency by taking an action that will require stockholder approval, such as a reverse stock split, and we receive stockholder approval no later than our next general meeting of stockholders, the price condition will be deemed cured if, following stockholder approval and implementation of the approved action, the share price promptly exceeds $1.00 per share and the share price remains above that level for at least the following 30 trading days. See the risk entitled "*The listing of shares of our common stock does not currently comply with the continued listing requirements of the NYSE, and if the NYSE delists our common stock, it could have an adverse impact on the trading, liquidity and market price of our common stock*" under "Item 1A. Risk Factors" in this Report for more information.

For a description of our significant activities during 2025, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—2025 Results" in this Report.

Our business model is differentiated by its focus on existing community-based physician groups and is built around three key elements: (1) agilon's platform; (2) agilon's long-term physician partnership approach; and (3) agilon's network. With our model, our goal is to remove the barriers that prevent community-based physicians from evolving to a Total Care Model, where the physician is empowered to manage quality and health outcomes and the total healthcare needs of their attributed Medicare patients.

***The agilon Platform***: The agilon platform is holistic in supporting the rapid transition to a Total Care Model with technology, people, process and capital. Our purpose-built platform is comprised of an integrated set of capabilities designed to continuously improve, helping our anchor physician groups to identify gaps in care, integrate seamlessly with payors, sustain their practices, and identify untapped opportunities for improved outcomes. Our platform is delivered to our anchor physician groups through a long-term partnership model to support the adoption and success of a Medicare-centric, globally capitated line of business.

*agilon's Long-term Physician Partner Model*: We built the agilon platform to be deployed through an aligned long-term partnership model with community-based physician groups to move healthcare closer to the physician, be outcome-centric and optimize the long-term relationship between a patient and their existing physician. Through this partnership, our physician partners' existing MA patient panels are attributed to our platform through our subscription-like per-member per-month ("PMPM") agreements with payors. We believe the combination of these subscription-like agreements, the sticky patient-physician relationship and our long-term partnership model, which is typically 20 years in duration, results in a growing and recurring revenue stream and provides visibility into the near-term and long-term financial trajectory for both agilon and our anchor physician groups. As earnings are generated at the local level due to improvements in quality of care and management of healthcare costs, we share those earnings with our anchor physician groups.

*agilon's Network*: Enhancing the power and growth of the agilon platform are leading community-based physician partners, functioning as a collaborative group through the agilon network. We believe the value of this network is demonstrated by our ability to add new physician partners and to attract additional PCPs to our physician partners. The ability to share best practices, influence the development of the platform, compare notes on the transition to a Total Care Model and learn from one another represents a valuable opportunity for physicians. We believe this like-minded group of community-based physicians, many of whom are leaders in their community, will enhance innovation, growth, quality of care and patient experience, and ultimately strengthen the power of the independent physician business model in local communities across the country.

## Reimbursement Model and Organization

Under a traditional FFS reimbursement model, physicians are paid a fixed amount for services provided during a patient visit, regardless of a patient's medical need or health outcome. As a result, physician reimbursement is solely related to the volume of patient visits and procedures performed, thereby offering limited financial incentive to focus on preventative care and cost containment. Value-based care models offer alternative reimbursement models, which typically incentivize physicians for improving the cost and quality of healthcare provided for an attributed patient population. Various types of value-based care reimbursement models exist, including capitation, bundled payments, or payments for attainment of improved quality metrics or medical cost efficiency.

Under our Total Care Model, which is a type of value-based care reimbursement model, we are responsible for managing the medical costs associated with our attributed members. This structure empowers physicians to focus on the improvement of the quality of care provided, and to share in the financial surplus created to the extent premiums received exceed the cost of medical care. Under such a structure, physicians are incentivized to improve the quality and efficiency of care as well as health outcomes for their patients.

### Physician and Payor Contractual Relationships

*Physicians*

Our business model combines the agilon platform, a network of like-minded physicians and a long-term partnership model to provide physician groups with the necessary capabilities, capital and business model to create a Medicare-centric, globally capitated line of business. We believe that failing to empower PCPs to drive meaningful change in quality, cost and patient experience has historically fostered waste, unnecessary variability in care and poor patient experience and health outcomes. We seek to partner with leading community-based physician groups under a Total Care Model. We have formed long-term partnerships with diverse leading community-based physician groups in geographies such as Connecticut, Georgia, Illinois, Kentucky, Michigan, Minnesota, New York, North Carolina, Ohio, Pennsylvania, Tennessee, and Texas. By providing technology, people, process and capital, we aim to improve the quality and cost of healthcare and drive long-term growth while creating a sustainable business model for our physician partners.

Under the Total Care Model, we typically operate by forming RBEs within local geographies. These wholly-owned RBEs enter into risk-bearing, global capitation agreements with payors, contract with agilon to perform certain functions and enter into long-term professional service agreements with one or more partner primary care physician groups, multi-specialty practices, independent practice associations, and hospital physician groups within systems. We refer to these groups as our "anchor physician groups." Individual MA members whose care is provided by PCPs employed or affiliated with our anchor physician groups are attributed to the RBE, which bears financial responsibility for the associated medical costs of such members. We have entered into long-term professional services agreements with our anchor physician groups, which typically have a contractual duration of 20 years. In accordance with relevant accounting guidance, each of these RBEs is determined to be a variable interest entity consolidated by agilon, as we have: (i) the ability, through the management services and governance arrangements, to direct the activities (excluding clinical decisions) that most significantly affect the RBE's economic performance; and (ii) the obligation to absorb losses of or the right to receive benefits that could be potentially significant to the RBE.

Through incentive compensation arrangements, we share a portion of the RBE's savings from successfully improving the quality of care and reducing costs with our anchor physician groups. Typically, our anchor physician groups receive a FFS base compensation rate for services rendered which is paid directly by health plan payors to our anchor physician groups or, in certain arrangements, paid from the health plan payor to the applicable RBE, who pays the compensation received to our anchor physician groups. In certain cases, our anchor physician groups may be entitled to a guaranteed minimum FFS base compensation rate from the RBE in the event that the FFS base compensation rate paid by the health plan payor does not meet the negotiated base compensation rate as agreed between the RBE and the anchor physician group, or if the FFS base compensation rate paid by the health plan payor falls below what the anchor physician group had received prior to joining our platform. Historically, the base compensation rates paid directly by the health plan payors to our anchor physician groups have met or exceeded applicable guaranteed minimum FFS base compensation rates. This base compensation is initially negotiated with the RBE for the first ten years of each agreement, subject to annual increases based on current market rates and other agreed upon adjustment factors, after which it is subject to renegotiation. Although our RBEs are wholly-owned subsidiaries of agilon, our anchor physician groups participate in each RBE's governance, with individuals designated or nominated by the applicable anchor physician groups having representation on each RBE's board of directors. Most of our contracts with our anchor physician groups contain exclusivity or other provisions intended to promote interconnectedness with our physician partners in order to facilitate longevity, continuity, and stability of the partnership. Typically, these contracts provide for termination rights that are triggered upon certain events, subject to applicable cure periods, including bankruptcy or insolvency events, exclusion, suspension or debarment from state or federal government programs and the occurrence of government action that can be reasonably expected to negatively influence our business. We have historically issued certain stock-based instruments, which we refer to as "partner physician group equity agreements," to our anchor physician groups pursuant to which they are entitled to receive equity of their local RBE or agilon health, respectively, in the future only upon the occurrence of certain events deemed a "change of control" of the RBE.

In addition to our contractual arrangements with our physician partners, we also maintain relationships with other providers who care for our members, including hospitals, specialists and ancillary providers. Such providers either contract with agilon or directly with payors. We and our physician partners maintain effective working relationships with the majority of the higher-volume providers in our geographies in order to retain insight into the provision of care to our members and ensure care is rendered effectively and in a manner which supports the achievement of appropriate clinical outcomes.

*Health Plan Payors*

We enter into contractual agreements with health plan payors in each of our geographies, under which we are financially responsible for our physician partners' provision of a defined spectrum of healthcare services to our members, in exchange for a defined PMPM fee for each of our members (which is also referred to as "global capitation"). The healthcare services for which we are responsible under such arrangements generally include all healthcare costs which CMS considers as Part A and B costs, including hospitalization and facility costs, primary and specialty care provider costs, and ancillary services costs. In certain of our payor arrangements, we are also financially responsible for Medicare Part D pharmaceutical costs for prescriptions rendered to our members. Through these payor agreements, we help to create access for our physician partners to value-based care reimbursement structures through our Total Care Model, which allow our physician partners to focus on the improvement of the quality of care provided to their patients, and to share in the financial surplus created to the extent premiums received exceed the cost of medical care and certain operating costs.

The global capitation fees we are entitled to receive from our health plan payor contracts are typically based on a defined percentage of the corresponding monthly premium payments which the payor receives from CMS for members attributed to our PCPs and covered under such contracts. The premium payments to payors are based on county-level benchmark rates established by CMS and payors' annual bid of amounts necessary to cover the cost of a standard MA patient, and are influenced by several factors, including, but not limited to, the applicable MA plan's STAR rating, whereby CMS provides quality bonus payments tied to STAR ratings and CMS' risk-adjustment model, which compensates payors based on the health status (acuity) of each individual patient in the preceding calendar year. The payor generally retains responsibility for paying claims on our behalf. Funding under the applicable payor agreement is utilized by the payor to pay such claims, and we receive surplus distributions on a monthly or quarterly basis. In these arrangements, the payor maintains the responsibility for entering into contractual agreements with network hospitals, network specialty physicians, and ancillary or other providers. Additionally, certain of our contracts with payors incorporate provisions in which we are eligible to earn additional payments in addition to our capitation payments based upon the attainment of defined quality performance criteria correlated to applicable STAR ratings criteria, and may also subject us to reduced payments or penalties if we fail to meet such criteria. Premiums received may be subject to retroactive adjustment by CMS.

We have developed local contracts across multiple payors, along with national form contracts with certain key payors, which provide a consistency of non-financial contract terms, data sharing, operational processes and governance structures and support portability of the agilon platform, where feasible. We typically maintain various contracts with a single national payor in order to reflect varying economic terms across our geographies. The distinct subsidiary entities of our company and the national payor are the parties to these contracts. Payors with which we contract include large national health plans as well as smaller local and regional insurers. We believe our ability to offer multiple MA plans and products to our physician partners in each geography creates significant value for our physician partners and the members that they serve. Members are able to select the plan and benefit design that meets their individual needs while our platform enables a seamless experience regardless of plan or product for all patients and physician groups.

The agreements with our payors outline the range of healthcare services for which we are financially responsible and at risk, the services for which we are contracted to perform on the payor's behalf, and the key financial terms. Our contracts with payors generally have terms of one to three years and are typically renewed for varying periods unless terminated in accordance with the terms of such agreements. When we enter into a new payor contract, we are typically required by the payor to contribute risk-bearing capital to the local operating subsidiary. This typically takes the form of letters of credit, surety bonds, or restricted deposits, or the payor may retain a percentage of the capitation payments due under the applicable contract. Risk-bearing capital required by payors varies by payor and geography, but is typically between 1.0-3.0% of projected annual gross revenue attributable to the corresponding agreement.

Our payor agreements also typically incorporate various termination rights, which are negotiated based on the scope of the market-facing solutions that the payor has adopted and the duration of the contract. Most of our contracts include cure periods during which time we may attempt to resolve any issues that would trigger a payor's ability to terminate the contract. However, certain of our contracts are also terminable immediately upon the occurrence of certain events. For example, some of our contracts may be terminated immediately by the payor if we lose applicable licenses, declare bankruptcy, lose our liability insurance, or receive an exclusion, suspension or debarment from certain state or federal government authorities.

The contracts with our payors impose other obligations on us. For example, we typically agree that all services provided under our contract and all employees, including affiliated and contracted providers, providing such services will comply with such payor's policies and procedures. We also typically agree to indemnify our payors against certain third-party claims.

*CMS ACO Models*

agilon, in conjunction with some of our physician partners, participates in the ACO REACH Model and MSSP in certain geographies, through nine approved ACOs. Both the ACO REACH Model and MSSP are voluntary payment model options implemented by CMS aimed at containing or reducing expenditures while preserving or enhancing quality of care for beneficiaries in traditional Medicare FFS.

Under both the ACO REACH Model and MSSP, CMS contracts directly with each ACO pursuant to participation agreements, in which such ACO selects risk-sharing and fee payment options. The participation agreements include various terms and conditions each ACO must comply with, including meeting certain operational requirements. In ACO REACH, each of our ACOs selected the Global risk-sharing option, in which the ACO assumes accountability for the total cost of care of the FFS beneficiaries aligned to such ACO. In addition, each of our REACH ACOs selected the Primary Care Capitation Payment (the "PCC") option. Our MSSP ACOs selected the Enhanced Track, in which the ACO assumes partial accountability for the total cost of care of the aligned FFS beneficiaries (risk sharing is set at 75%).

In ACO REACH, the annual participation agreements between our ACOs and CMS expire two years after the "Model Performance Period" established by CMS, which lasts from April 1, 2021 through December 31, 2026. The ACO may terminate its participation agreement with CMS at any time upon advance written notice. CMS has certain additional termination rights, including in connection with the termination of the ACO REACH Model or non-compliance of the ACO. Additionally, CMS has the right to amend a participation agreement without the consent of the ACO for good cause, or as necessary to comply with applicable federal or state law, regulatory requirements, accreditation standards or licensing guidelines or rules. CMS has announced that the ACO REACH Model will terminate at the end of 2026, and will be replaced by the Long-term Enhanced ACO Design ("LEAD") Model beginning on January 1, 2027. CMS has indicated that LEAD will maintain some of the ACO REACH Model's core design features, including two-sided risk options and capitated population-based payments. There are, however, many unknowns concerning the technical, operational and financial aspects of the LEAD Model, including benchmark calculation, risk adjustment methodology and quality measures, which will have a significant impact on whether agilon will participate in the model.

The ACOs operate in partnership pursuant to medical group agreements with one or more of our physician partners in certain geographies. In ACO REACH, our contracted physician partners provide Medicare services to their aligned beneficiaries, and bill CMS on an FFS basis for such services. In turn, in accordance with the PCC option, CMS compensates each physician partner for a portion of their billed services based on the applicable rate, and the remaining portion is paid to each ACO on a per Medicare beneficiary per month ("PBPM") basis based as a prospective estimate of such remaining portion of billed services. Effective 2025, CMS no longer pays any portion to such physician partner based on FFS compensation rates and will transition to compensating physician partners through their applicable ACO on a PBPM basis. Each ACO then remits payment out of the PBPM payments from CMS to its contracted physician partners on a monthly or quarterly basis pursuant to the applicable participating medical group agreement, which agreement also includes incentive compensation tied to the ACOs net profits received for aligned beneficiaries. Our ACOs' medical group agreements provide for mutual indemnification rights, and have an initial term through December 31, 2026, unless earlier terminated.

All ACO REACH entities continue to be subject to the following requirements in 2026: (i) 75% control of each ACO's governing body must be held by participating providers or their designated representatives and (ii) each ACO must have at least two beneficiary representatives on its governing board (at least one Medicare beneficiary and at least one consumer advocate), both of whom must hold voting rights. In addition, as in previous years, the CMS Innovation Center announced that ACO REACH would include technical adjustments in 2026 to the model's parameters, including changes to benchmark calculations, risk adjustment models and risk score growth, and risk corridors. Because of the changes implemented by CMS, we have transitioned three of our ACOs from ACO REACH to MSSP and moved two of our partner groups between ACOs within ACO REACH for the 2026 performance year.

## Marketing and Distribution

In accordance with CMS Medicare Communications and Marketing Guidelines, health plans/payors are responsible for marketing their products and services (insurance coverage and associated programs) directly to consumers. Our focus is on outreach to existing community-based physician groups to join our platform, as well as establishing and maintaining our local branding and strategies to support education for Medicare-eligible patients to assist in evaluating their Medicare options.

Through our long-term partnership model, we partner with leading community-based physician groups in our existing geographies and aim to expand our geographic reach by partnering with community-based physician groups in new geographies, across the United States. Our growth strategy is supported by a dedicated business development team that works closely with physician groups, senior management and key stakeholders to identify potential physician groups to partner with and integrate onto our platform and into our physician network. Additionally, we believe our network of like-minded physician partners also attracts new physicians to join individual practices that are part of our physician network, as access to cross-market knowledge, experience, and best practices encourages success in our value-based care model, also known as the Total Care Model.

Our marketing and communications team develops branding strategies and identities in our geographies and supports the development of educational communication programs and materials to support the local growth of our physician partners and their Medicare patient population. This begins with our entry into a new geography. We create a local brand that embodies the value of the Total Care Model for patients and of our physician partner's commitment to quality value-based care. Each geography typically includes the anchor partner's name and "Senior Health Connect" as part of the naming convention to help reinforce the value of our national physician network to payors and other industry constituents. Patients are offered educational opportunities and materials to help them make informed decisions about their coverage options.

## Competition

The healthcare industry is highly competitive and fragmented. We currently face competition in every aspect of our business, including in offering a favorable reimbursement structure for existing physician partners and attracting health plan payors and physician partners who are not contracted with us, from a range of companies that provide care under a variety of models that could attract patients, providers and payors. We compete against other entities that provide value-based care services, in addition to numerous local provider networks, hospitals and health systems. Moreover, large, well-financed payors have in some cases developed their own managed care services tools and may provide these services to their physicians and patients at discounted prices or may seek to expand their relationships with additional competing physicians or physician networks. Other organizations may also seek to apply specialized services or programs, including providing data analytics or disease-based programs, designed to enable physicians or payors to operate successfully under value-based care arrangements. Although some of our competitors utilize elements of our MA multi-payor, globally capitated risk model deployed with community-based physician groups, including in certain of the geographies we serve, we do not believe any of our competitors offer a model that captures all elements of the agilon model. Our competitors typically vary by geography, and we may also encounter competition in the future from other new entrants. Our growth strategy and our business could be adversely affected if we are not able to continue to access existing geographies, successfully expand into new geographies or maintain or establish new relationships with payors and physician partners.

The competitive factors in our business include the nature and caliber of relationships with physicians; patient healthcare quality, outcomes and cost; the strength of relationships with payors; the quality of the physician experience; local geography leadership position; and the strength of the underlying economic model. We believe our first-of-its-kind platform, partnership and network model enables us to compete favorably.

## Intellectual Property

We rely on a combination of international and U.S. trademark law as well as confidentiality procedures and contractual provisions to protect our trade secrets, including proprietary technology, databases and our brand.

We have registered "agilon health," and "Medicare Quick Thinking," as trademarks in the United States, which expire in 2028 and 2034, respectively. We also have filed other trademark applications that are meaningful to our business in the U.S. across various states and local jurisdictions, including for the use of the local brand created within each of our geographies, and will pursue additional trademark registrations to the extent we believe it would be beneficial and cost-effective.

We are the registered holder of a variety of domain names that include "agilon" and similar variations.

We have proprietary technology and processes that support our operational programs and clinical insights, including our "CORE" technology platform, HCC Manager risk adjustment software application, and Minerva clinical data platform, all of which are proprietary systems that aid in the aggregation and analysis of third-party data we collect. Our technology is continuously refined to support the needs of our platform and partners. Although we do not currently hold a patent for CORE, HCC Manager, or Minerva, we continually assess the most appropriate methods of protecting our intellectual property and may decide to pursue available protections in the future.

We maintain our intellectual property and confidential business information in a number of ways. For instance, all employees and consultants sign agreements and/or acknowledgments reminding them of their confidentiality obligations upon the commencement of an employment or consulting relationship with us. In addition, we have a policy of requiring individuals and entities with which we discuss potential business relationships to sign non-disclosure agreements. Lastly, our agreements with physician partners include confidentiality and non-disclosure provisions.

We may be unable to obtain, maintain and enforce our intellectual property rights, and assertions by third parties that we violate their intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

*Overview*

At agilon, our people are an indispensable contributor to our success and are critical to our ability to execute our strategy. We believe we have a responsibility to foster the best possible work environment for everyone in our organization through total rewards, inclusion and belonging, training and development, and health and safety.

People join agilon because of our vision: To transform the future of healthcare in communities across the country by empowering exceptional patient-physician relationships. Together with our employees and physician partners, we have defined our company values and commitments to guide our everyday actions in executing our mission:

- Partnership and Collaboration: We are One Team. We collaborate deeply. We embrace inclusion and belonging. Together with our physician partners, we empower the care that our families and friends deserve.

- Innovation: We rapidly adapt to our changing world and embrace the creativity of our physician partners and each other.

- Quality and Service Excellence: We value results, not activity. We serve others with passion and humility.

- Continuous Improvement: We are agile and move fast. We actively seek out and share feedback. We learn and improve every day.

- Expertise: We are curious. We aspire to be experts and share our knowledge.

- Accountability and Integrity: We celebrate our successes. We take ownership in everything we do.

Our Compensation and Human Capital Committee of the Board of Directors (the "Board") oversees our human capital practices and management compensation philosophy. Our Chief Legal Officer and Corporate Secretary, serving as Interim Chief People Officer, reports to the Compensation and Human Capital Committee each quarter on key human capital management topics. Our human capital management efforts are supported by our dedicated People team, which partners with the business to attract and hire talent, support onboarding and orientation through a comprehensive employee orientation program and manager toolkits, and enable goal setting and ongoing performance management, including a semi-annual review process aligned to our company values and designed to support continuous learning and improvement.

We also promote a positive employee experience and culture through local and national in-person and virtual events, including town halls, celebrations, employee activity committees, and recognition awards that foster connection and community. In addition, we conduct annual employee engagement surveys to gather feedback and inform annual planning for initiatives that support our team members.

*Total Rewards*

We recognize that our employees are critical to our success, and we seek to provide comprehensive and competitive compensation and benefits that support their diverse needs. We periodically evaluate and refine our Total Rewards programs to maintain market competitiveness and alignment with our workforce and business strategy. Our Total Rewards offerings include base pay, short- and long-term incentive opportunities, recognition programs, a 401(k) plan, health and welfare benefits, paid time off (including unlimited paid time off for exempt employees and accrued paid time off for hourly employees), flexible work arrangements, and family leave, among other benefits, subject to eligibility.

As part of our effort to promote fairness, we have implemented practices in our U.S. offices designed to promote fair and consistent pay decisions, including routine benchmarking of roles to market data, enhanced pay transparency for applicants and employees, establishing pay ranges based on role and experience, and applying consistent processes for annual merit increases and bonus determinations, along with ongoing enhancements to these practices.

*Inclusion & Belonging*

We believe a great workplace fosters an environment where all employees can thrive and grow, and where differences are both encouraged and celebrated. Our commitment to an inclusive and diverse workplace starts at the top with the Company's Board of Directors. We aim to attract, develop, retain and support a diverse workforce that reflects the many members, physician partners, and communities we serve. Our executive leadership team and other senior leaders support our efforts. To advance these objectives, we offer training on topics such as leading inclusively, anti-harassment, and anti-discrimination. Our programs include employee resource groups to foster a sense of community and inclusion and other community-building events to deepen understanding and appreciation of our global workforce.

The health, safety, and wellness of our employees are vital to our success. We have a strong commitment to providing a safe working environment. We believe we have effective oversight of our health and safety programs, which includes performing regular health and safety reviews intended to ensure that proper policies are in place.

### Training and Development

We aim to support employee growth and career development through a range of learning opportunities and resources. Our training programs also emphasize compliance and ethical conduct, consistent with our Code of Conduct and related policies. All employees are required to complete Code of Conduct training upon hire and annually thereafter.

We offer a mix of courses that build technical and role-specific skills, support leadership development, and strengthen capabilities needed for career progression. Where eligible, we also provide support for continuing professional education, including reimbursement for certain external courses, certifications, and professional association memberships. In addition, we encourage development through career coaching and mentoring opportunities, including cross-functional mentoring relationships that promote knowledge-sharing and professional growth.

### Employees

As of December 31, 2025, agilon and its subsidiaries had 856 employees; substantially all were full-time. None of our employees are members of a labor union, and we have not experienced a work stoppage. Our employees do not include our physician partners, whom we do not directly employ.

## Healthcare and Other Applicable Regulatory Matters

The healthcare industry is highly regulated under state, federal, and international laws and regulations. Our operations and relationships with healthcare plans and providers are also subject to extensive and increasing regulation by numerous federal, state, and local government agencies including the Office of Inspector General ("OIG"), the Department of Justice ("DOJ"), CMS, the Office of Civil Rights ("OCR"), and various other authorities. Healthcare laws and regulations change frequently. Congress may pass new laws, and regulatory agencies are directed by statute or delegated authority to issue new regulations and enforce new and existing laws and regulations. Recently, some federal agencies have increased enforcement activity regarding healthcare companies, including companies that provide managed care.

On January 26, 2026, CMS released its 2027 Advanced Notice for Medicare Advantage and Part D Payment Rates, which proposed a net average year-over-year payment increase of 0.09 percent. We continue to monitor the developments related to the potential rate increase. For related considerations, see Item 1A. Risk Factors under the risk factor titled "*Government funding for healthcare programs is subject to statutory and regulatory changes, administrative rulings, interpretations of policy and determinations by intermediaries and governmental funding restrictions, all of which could materially impact program coverage and reimbursements for both institutional and professional services*.

### Corporate Practice of Medicine

Some states in which we operate have laws prohibiting the corporate practice of medicine ("CPOM"); such laws generally prohibit business entities with non-physician owners, such as agilon and certain of its subsidiaries, from practicing medicine. States with CPOM laws limit the practice of medicine to licensed individuals or professional organizations comprising licensed individuals; therefore, non-medical professional entities are prohibited from employing or contracting with physicians (unless the entity satisfies limited exceptions), exercising control over medical decisions, or engaging in certain arrangements with other physicians, such as fee-splitting. These laws vary from state to state and change frequently based on new case law, opinions from state attorneys general and regulations promulgated by medical boards. A majority of states have adopted express corporate practice of medicine prohibitions, and several states that have not explicitly adopted the doctrine, nonetheless, have regulations that echo CPOM principles. A violation of the CPOM prohibition constitutes the unlawful practice of medicine, which is a public offense punishable by fines or criminal penalties. A violation could also result in civil penalties or damages. In addition, any medical professional who participates in a scheme that violates a state's CPOM prohibition may be subject to disciplinary action, license revocation, or potential forfeiture of revenues from payors for services rendered or may be punished for aiding and abetting a non-medical professional entity in the unlawful practice of medicine. We typically operate by forming RBEs that contract with payors on the one hand and provide professional services through contractual relationships with PCPs on the other hand. While we believe that our practices are in substantial compliance with the CPOM laws to which we are subject, if a state determines that we are not in compliance that may result in a material adverse effect on our business, results of operations or financial condition.

### Fee-Splitting Prohibitions

The laws of some states prohibit medical professionals from splitting with anyone, other than providers who are part of the same group practice, any professional fee, commission, rebate or other form of compensation for any services not actually and personally rendered. Fee-splitting laws and their interpretations vary and are enforced by state courts and regulatory authorities that have broad discretion in their enforcement. Courts in some states have interpreted fee-splitting statutes as prohibiting all percentage of gross revenue and percentage of net profit fee arrangements, despite the performance of legitimate services. In addition, courts have refused to enforce contracts found to violate state fee-splitting prohibitions. Further, fee-splitting arrangements could implicate other laws applicable to our business, such as anti-kickback and CPOM laws and regulations.

While we believe we are in substantial compliance with fee-splitting laws in the states in which we operate, if we are found to be non-compliant, penalties for violating fee-splitting statutes or regulations may include medical license revocation, suspension, probation or other disciplinary action against our affiliated providers. It could also result in monetary damages and penalties.

### False Claims Acts

We are subject to numerous federal and state laws that prohibit the presentation of false information, or the failure to disclose information, in connection with the submission and payment of medical claims for reimbursement.

The federal civil and criminal false claims laws and civil monetary penalties laws, such as the federal False Claims Act, 31 U.S.C. §§ 3729—3733 ("FCA"), impose civil liability on individuals or entities that submit false or fraudulent claims for payment to the federal government. The FCA provides, in part, that the federal government may bring a lawsuit against any person whom it believes has knowingly or recklessly: presented, or caused to be presented, a false or fraudulent claim for payment or approval to the federal government; made, used or caused to be made or used a false statement or a false record to get a claim for payment approved, including a false or fraudulent claim; concealed, or knowingly and improperly avoided or decreased, an obligation to pay or transmit money or property to the federal government; or conspired to commit any of the foregoing. The government may deem entities to have "caused" the submission of false or fraudulent claims by, for example, providing inaccurate billing or coding information, billing for services not rendered, billing services at a higher payment rate than appropriate and billing for care that is not considered medically necessary. Suits filed under the FCA are also known as "qui tam" actions.  They are frequently brought by individuals known as "relators" or "whistleblowers," who may file an FCA lawsuit on behalf of the government. Relators and whistleblowers are incentivized to file such lawsuits because they may share in a percentage of any recovery.

Healthcare-related fraud continues to be the leading source of recoveries in FCA settlements and judgments.

The federal government has used the FCA to prosecute a wide variety of alleged false claims and fraud allegedly perpetrated against Medicare and other federal healthcare programs. The federal government, including as a result of the passage of the ACA (as defined below), and a number of courts have taken the position that claims presented in violation of certain other statutes, including the federal Anti-Kickback Statute ("AKS") or the federal physician referral law, 42 U.S.C. 1395nn (the "Stark Law"), are a violation of the FCA. Some government healthcare programs, including, but not limited to, the MA program, use a risk-adjustment model that adjusts premiums paid to contracted payors to reflect the specific characteristics of each enrolled member (including demographics, government program eligibility and health status). Many payors and government healthcare programs have set forth specific documentation rules that must be followed in compliantly selecting allowable codes. We rely on physician partners to follow the CMS documentation rules and code their claim submissions with accurate and substantially documented diagnoses, which we send to the payors, some of whom, in turn, submit the data to government healthcare agencies including CMS.

In recent years, the DOJ has brought a number of investigations and actions under the FCA against both payors and providers for alleged upcoding or improper coding of diagnosis coding under the risk-adjustment methodology. The FCA and Social Security Act also prohibits the knowing retention of identified overpayments (known as "reverse false claims"). A number of states have enacted laws that are similar to the FCA. Under Section 6031 of the Deficit Reduction Act of 2005, as amended, if a state enacts a false claims act that is at least as stringent as the federal statute and that also meets certain other requirements, the state will be eligible to receive a greater share of any monetary recovery obtained pursuant to certain actions brought under the state's equivalent to the FCA. As a result, more states are expected to enact laws that are similar to the FCA in the future along with a corresponding increase in state false claims enforcement efforts.

Penalties for violations of the federal and state FCAs are severe. For example, if an entity violates the federal FCA, the government may seek up to three times the actual damages (known as "treble damages"), plus substantial penalties for each false claim. The DOJ has also sought to enforce cybersecurity compliance through its Civil Cyber-Fraud Initiative under the FCA. Violations of federal and state fraud and abuse laws may be punishable by criminal and/or civil sanctions, including significant penalties, fines, disgorgement, additional reporting requirements and oversight under a corporate integrity agreement or similar agreement to resolve allegations of noncompliance with these laws, and/or exclusion or suspension from federal healthcare programs, such as Medicare, debarment from contracting with the U.S. government or criminal prosecution.

### *Federal and State Anti-Kickback Statutes*

The AKS, set forth in Section 1128B of the Social Security Act, is a criminal statute that prohibits the knowing and willful offer, payment, solicitation or receipt of any form of remuneration in return for, or to induce, (i) the referral of a person for items or services reimbursable under federal healthcare programs, (ii) the furnishing or arranging for the furnishing of items or services reimbursable under federal healthcare programs or (iii) the purchase, lease or order or arranging or recommending purchasing, leasing or ordering of any item or service reimbursable under federal healthcare programs. The core of a violation of the AKS is an "inducement" to refer patients for services or items that are reimbursed under a federal healthcare program, such as Medicare, Medicaid, or Tricare (which covers military personnel). The AKS is based on the theory that kickbacks undermine the integrity of federal healthcare programs by tainting medical decision-making, increasing healthcare costs and negatively impacting competition. The ACA amended the AKS to make it clear that a person need not have actual knowledge of the statute, or specific intent to violate the statute, as a predicate for a violation. Court cases have resulted in the interpretation that a violation may occur even when only one of many purposes of the remuneration is to induce or reward referrals, and the OIG, which has the authority to impose administrative sanctions for violation of the statute, has adopted a similar standard.

There are certain AKS "safe harbors" which, if the respective requirements are met, would afford protection from the AKS. Failure to meet all requirements of an AKS safe harbor does not necessarily mean the arrangement violates the AKS, but it may be subject to scrutiny by legal authorities, in light of the parties' intent and arrangements. In other words, if an arrangement does not fit within a safe harbor, it does not necessarily mean that the arrangement is *per se* illegal —only that it is not shielded from regulatory scrutiny. The federal AKS provides criminal penalties for individuals or entities that knowingly and willfully solicit or receive any remuneration. A violation of the AKS is punishable by imprisonment of up to ten years, fines of up to $100,000 per offense, or both. Violation can also give rise to federal healthcare program exclusion, liability under the FCA and civil penalties, which may include monetary penalties of up to $100,000 per offense, repayments of up to three times the total payments between the parties to the arrangement and suspension from future participation in Medicare and Medicaid. In 2018, the U.S. Department of Health and Human Services' ("HHS") OIG issued final rules adding new safe harbors and modifying existing safe harbors that protect certain payment practices and business arrangements from sanctions under the AKS in order to remove potential barriers to more effective coordination and management of patient care and delivery of value-based care. Among other changes, the rules contain safe harbors for value-based arrangements centering around value-based enterprises, which are enterprises composed of participants collaborating to achieve one or more value-based purposes, including coordinating and managing the care of a target patient. These rules also provide additional protections to our payment models with providers.

We have endeavored to structure our business arrangements with healthcare providers to comply with the AKS or fit within an AKS safe harbor. For example, a key managed care safe harbor under the AKS upon which we regularly rely allows for payments to providers for "healthcare services and items," but does not allow incentive payments for marketing or to encourage member enrollment. We therefore carefully analyze all payment structures to ensure that they constitute "services and items" that fall within this safe harbor or are otherwise in compliance with the AKS. We similarly analyze other financial arrangements with healthcare providers to seek to comply with the AKS, including through application of other safe harbors and assessment of whether the arrangement reflects fair market value for the value of services provided without regard for the volume or value of referrals generated between the parties.

Additionally, some states have enacted statutes and regulations similar to the AKS, but which may be applicable regardless of the payor source for the patient. These state laws may contain exceptions and safe harbors that are different from and/or more limited than those of federal law and that may vary from state to state.

We have also endeavored to structure our participation in the ACO REACH Model to comply with waivers of the AKS issued by the Secretary of HHS. The conditions of such waivers are to ensure that protected arrangements: (i) are consistent with the quality, care coordination, and cost-reduction goals of the ACO REACH Model, (ii) are subject to safeguards designed to mitigate the risk of fraud and abuse; and (iii) can be readily monitored and audited.

*Stark Law*

The Stark Law generally prohibits a physician from referring Medicare and Medicaid patients to an entity providing designated health services ("DHS") if such physician, or a member of the physician's immediate family, has a financial relationship with the entity, unless a specific exception applies. DHS is defined to mean any of the following enumerated items or services: clinical laboratory services; physical therapy services; occupational therapy services; radiology services, including magnetic resonance imaging, computerized axial tomography scans and ultrasound services; radiation therapy services and supplies; durable medical equipment and supplies; parenteral and enteral nutrients, equipment and supplies; prosthetics, orthotics and prosthetic devices and supplies; home health services; outpatient prescription drugs; inpatient and outpatient hospital services; and outpatient speech-language pathology services. The types of financial arrangements between the referring physician and an entity providing DHS that trigger the Stark Law are broad, including direct and indirect ownership and investment interests, and compensation arrangements. The Stark Law also prohibits any entity providing DHS and receiving a prohibited referral from presenting, or causing to be presented, a claim or billing for the services arising out of the prohibited referral. Similarly, the Stark Law prohibits an entity from "furnishing" a DHS to another entity in which it has a financial relationship when that entity bills for the service. The Stark Law also prohibits self-referrals within an organization by its own physicians, although broad exceptions exist that cover employed physicians and those referring DHS that are ancillary to the physician's practice to the physician group. The prohibition applies regardless of the reasons for the financial relationship and the referral; intent to induce referrals is not required.

Like the federal AKS, the federal Stark Law contains statutory and regulatory exceptions intended to protect certain types of transactions and arrangements. If the Stark Law is implicated, the financial relationship must fully satisfy a Stark Law exception; if an exception is not satisfied, then the parties to the arrangement could be subject to sanctions. Sanctions for violation of the Stark Law include denial of payment for claims for services provided in violation of the prohibition, refunds of amounts collected in violation of the prohibition, a civil penalty of up to $15,000 for each service arising out of the prohibited referral, a civil penalty of up to $100,000 against parties that enter into a scheme to circumvent the Stark Law prohibition, civil assessment of up to three times the amount claimed, and potential exclusion from the federal healthcare programs, including Medicare and Medicaid. Amounts collected on claims related to prohibited referrals must be reported and refunded generally within sixty (60) days after the date on which the overpayment was identified. Furthermore, Stark Law violations and failure to return overpayments in a timely manner can form the basis for FCA liability, as further discussed herein. Additionally, several states have enacted physician self-referral laws.

Notably, compensation pursuant to a risk-sharing arrangement between a managed care organization or an independent practice association and a physician (either directly or indirectly through a contractor) for services provided to enrollees of a health plan (an MA plan, for example) does not constitute a financial arrangement for Stark Law purposes. Further, physician incentive plans ("PIPs") are allowable provided that (i) the compensation is not determined in any manner (withhold, capitation, bonus, or otherwise) that takes into account, directly or indirectly, volume or value of referrals and (ii) the PIP does not induce the reduction of medically necessary care to individual patients and does not place the physician at substantial financial risk for services not provided by the physician.

In 2018, CMS issued regulations that introduce value-based terminology and exceptions to the Stark Law. CMS has implemented such exceptions for certain remuneration exchanged between or among eligible participants in value-based arrangements. These exceptions and their various requirements apply based on the level of risk assumed by the arrangement's participants. These regulations purport to ease the compliance burden for healthcare providers across the industry while maintaining safeguards to protect patients and programs from fraud and abuse. Future regulations may change the parameters of the Stark Law exceptions that we rely upon and impact our business, results of operations and financial condition.

*Section 1876 of the Social Security Act*

Section 1876 of the Social Security Act prohibits MA plans and their downstream entities from entering into compensation arrangements with physicians that may directly or indirectly have an effect of reducing or limiting services to individual members. We have sought to structure our compensation arrangements with physicians to ensure compliance with this requirement.

### Health Care Fraud Statute

The Health Care Fraud Statute, 18 U.S.C. § 1347, is a criminal statute that prohibits any person from knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, which can be either a government or private payor plan. Violation of this statute, even in the absence of actual knowledge of or specific intent to violate the statute, may be charged as a felony offense and may result in imprisonment, fines or both. The False Statement Statute, 18 U.S.C. § 1035, prohibits, in any matter involving a federal healthcare program, anyone from knowingly and willfully falsifying, concealing or covering up, by any trick, scheme or device, a material fact, or making any materially false, fictitious, or fraudulent statement or representation, or making or using any materially false writing or document knowing that it contains a materially false or fraudulent statement. A violation of this statute may be charged as a felony offense and may result in imprisonment, fines, or both. Other federal criminal statutes similarly apply to healthcare, including Mail Fraud, 18 U.S.C. § 1341 and Wire Fraud, 18 U.S.C. § 1343. A violation of these statutes may be charged as a felony offense and may result in imprisonment, fines or both.

### Civil Monetary Penalties Statute

The Civil Monetary Penalties Law ("CMPL"), 42 U.S.C. § 1320a-7a, authorizes the imposition of civil monetary penalties, assessments, and exclusions against an individual or entity based on a variety of prohibited conduct, including, but not limited to: (i) presenting, or causing to be presented, claims for payment to Medicare, Medicaid, or other third-party payors that the individual or entity knows or should know are for an item or service that was not provided as claimed or is false or fraudulent; (ii) offering remuneration to a federal healthcare program beneficiary that the individual or entity knows or should know is likely to influence the beneficiary to order or receive healthcare items or services from a particular provider; (iii) arranging contracts with an entity or individual excluded from participation in a federal healthcare program; (iv) violating the federal AKS; (v) making, using, or causing to be made or used, a false record or statement material to a false or fraudulent claim for payment for items and services furnished under a federal healthcare program; (vi) making, using, or causing to be made any false statement, omission, or misrepresentation of a material fact in any application, bid, or contract to participate or enroll as a provider of services or a supplier under a federal healthcare program; and (vii) failing to report and return an overpayment owed to the federal government. We perform monthly checks on our employees, affiliated providers and certain affiliates and vendors using government databases to confirm that these individuals have not been excluded from federal programs. However, should an individual become excluded, and we fail to detect it, a federal agency could require us to refund amounts attributable to all claims or services performed or sufficiently linked to an excluded individual. Thus, we cannot foreclose the possibility that we will face allegations subject to the CMPL with the potential for a material adverse impact on our business, results of operations and financial condition. Substantial civil monetary penalties may be imposed under the federal Civil Monetary Penalty Statute and may vary, depending on the underlying violation. In addition, an assessment of not more than three (3) times the total amount claimed for each item or service may also apply, and a violator may be subject to exclusion from federal and state healthcare programs.

### Federal and State Insurance and Managed Care Laws

Regulation of downstream risk-sharing arrangements, including, but not limited to, global risk and other value-based arrangements, varies significantly from state to state. Some states require downstream entities and RBEs to obtain an insurance license, a certificate of authority, or an equivalent authorization, in order to participate in downstream risk-sharing arrangements with payors. In some states, statutes, regulations and/or formal guidance explicitly address whether and in what manner the state regulates the transfer of risk by a payor to a downstream entity. However, the majority of states do not explicitly address the issue, and in such states, regulators may nonetheless interpret statutes and regulations to regulate such activity. If downstream risk-sharing arrangements are not regulated directly in a particular state, the state regulatory agency may nonetheless require oversight by the licensed payor as the party to such a downstream risk-sharing arrangement. Such oversight is accomplished via contract and may include the imposition of reserve requirements, as well as reporting obligations. Further, state regulatory stances regarding downstream risk-sharing arrangements can change rapidly and codified provisions may not keep pace with evolving risk-sharing mechanisms.

### Healthcare Reform

In March 2010, the Patient Protection and Affordable Care Act and the accompanying Health Care and Education Affordability Reconciliation Act (collectively referred to as the "ACA"), were enacted. The ACA includes a variety of healthcare reform provisions and requirements, which continue to be implemented and substantially changed the way healthcare is financed by both governmental and private insurers.

However, due to government action over the last several years, a number of changes have been made to the provisions of the ACA since 2010, including reduced funding. Looking forward, the future of the ACA and its underlying programs are subject to continuing and substantial uncertainty, making long-term business planning exceedingly difficult. Because of the continued uncertainty about the implementation of the ACA, including the timing of and potential for further legal challenges, repeal or amendment of that legislation, through the legislative or executive branches, and the future of the health insurance exchanges, we cannot quantify or predict with any certainty the likely impact of the ACA on our business, financial condition, operating results and prospects.

The CMS Innovation Center continues to test an array of alternative payment models, including the ACO REACH Model, to allow ACOs to negotiate directly with the government to manage traditional Medicare beneficiaries and share in the savings and losses generated from managing such beneficiaries. State regulation of ACOs will likely be variable. For example, certain states may require ACOs to obtain specific licensure to participate in the ACO REACH Model and assume risk directly from CMS. There likely will continue to be regulatory proposals directed at containing or lowering the cost of healthcare. Further, CMS also routinely adjusts the risk adjustment model which is central to payment under the MA program, as well as the calculation of benchmarks in Medicare shared savings programs. The monetary "coefficient" values associated with diseases that we manage in our population are subject to change by CMS along with other features of the model. Such changes could have a material adverse effect on our financial condition.

### *Federal, State, and International Privacy and Security Requirements*

We are subject to various federal, state and local laws and rules regarding the use, security and disclosure of PHI, personally identifiable information, de-identified data and other categories of confidential or legally protected data that our businesses may handle. Such laws and rules include, without limitation, the Health Insurance Portability and Accountability Act of 1996 ("HIPAA"), the Federal Trade Commission Act, 15 U.S.C. § 45 ("FTC Act") and the California Consumer Privacy Act, the California Privacy Rights Act, and other applicable state and international privacy and security laws, including Brazil and India. Privacy and security laws and regulations often change due to new or amended legislation, regulations or administrative interpretation.

Congress enacted HIPAA, in part, to combat healthcare fraud and to protect the privacy and security of patients' individually identifiable healthcare information. Among other things, HIPAA requires healthcare providers and their business associates to maintain the privacy and security of individually identifiable PHI. HIPAA requires both covered entities and business associates to develop and maintain policies and procedures with respect to PHI, including adherence to HIPAA's security standards through the implementation of administrative, physical and technical safeguards to protect PHI. Additionally, HIPAA contains requirements with respect to the use and disclosure of individuals' PHI, including a prohibition on a covered entity or business associate using or disclosing an individual's PHI unless the use or disclosure is authorized by the individual or is specifically required or permitted under HIPAA. The Health Information Technology for Economic and Clinical Health of 2009 ("HITECH") expanded, among other things, (1) the scope of HIPAA to now apply directly to "business associates," or independent contractors who receive, create, maintain or obtain PHI in connection with providing a service to a covered entity or another business associate, (2) substantive security and privacy obligations, including a new federal security breach notification requirement that unauthorized acquisitions, access, use or disclosure of unsecured PHI that compromise the security or privacy of the PHI be reported to, depending on the number of people affected and their location, affected individuals, the Department of Health and Human Services and local media outlets, (3) restrictions on certain marketing communications, a prohibition on business associates from receiving remuneration in exchange for PHI, and a prohibition on covered entities from receiving remuneration in exchange for PHI without express patient authorization or applicable exception and (4) the civil and criminal penalties that may be imposed for HIPAA violations. Pursuant to HIPAA, as amended by HITECH, we are required to report breaches of unsecured PHI to our covered entity clients, such as our physician group partners, within the time period specified in our applicable business associate agreement, but in no case later than 60 days from the discovery of the breach, and notify certain agencies and potentially the media in accordance with clause (2) above. Any interruption in access to member information, unauthorized use of or access to information, improper disclosure or other loss of information could result in, among other things, liability under HIPAA, potentially resulting in damages and regulatory penalties.

HIPAA mandates that the Secretary of HHS conduct periodic audits of covered entities and business associates for compliance with the HIPAA Privacy and Security Rules. HIPAA imposes penalties for certain violations, subject to a cap of $1.5 million for violations of the same standard in a single calendar year. A single data privacy or data security incident can, in the view of HHS, result in violations of multiple standards. HIPAA, as amended by the HITECH, also authorizes state attorneys general to file suit on behalf of their states' residents. While HIPAA does not create a private right of action allowing individuals to sue us in federal court for violations of HIPAA, its standards have been used as a basis for establishing a duty of care in state-law civil suits alleging negligence or recklessness for the misuse of PHI. A finding of liability under HIPAA could have a material adverse effect on our business, financial condition and results of operations. For more information see the risk factor titled "*Security breaches, cybersecurity attacks, loss of data and other disruptions to our information systems could compromise sensitive information related to our business and expose us to liability, which could adversely affect our operations, financial condition, cash flows and results of operation*" in Item 1A. Risk Factors and Item 1C. Cybersecurity included in this Report.

Additionally, many states and foreign jurisdictions have also enacted laws that protect the privacy and security of confidential, personal and health information, which may be even more stringent than HIPAA and may add additional compliance costs and legal risks to our operations. Some state privacy and security laws overlap with federal law, some of which are preempted, in part, by federal laws, whereas others are not. States have also passed privacy and security laws and regulations that apply across sectors and go beyond federal law, such as data security laws, secure destruction, Social Security number privacy, online privacy, biometric information privacy, data breach notification laws. Some of these state and international laws may impose fines and penalties on violators and may afford private rights of action to individuals who believe their personal information has been misused.

We are also subject to a provision of the federal 21st Century Cures Act that is intended to facilitate the appropriate exchange of health information. In 2020, the HHS Office of the National Coordinator for Health Information Technology and CMS issued complementary new rules that are intended to enhance interoperability and prevent information blocking and created requirements to (i) provide patients with convenient access to health care information, (ii) support electronic exchange of data for transitions of care and (iii) participate in trust networks to improve interoperability. The 21st Century Cures Act authorizes civil monetary penalties up to $1 million per information blocking "violation."

Various other federal, state and foreign laws may apply that restrict the use and protect the privacy and security of individually identifiable information, as well as employee personal information, including laws modeled to some extent on the European Union's General Data Protection Regulation. Federal and state consumer protection laws, including laws that do not, on their face, specifically address data privacy or security, have been applied to data privacy and security matters by a range of government agencies and courts.

### *Consumer Protection Laws*

agilon may be subject to the Telephone Consumer Protection Act ("TCPA"), which regulates the manner in which a business may advertise its products and services to consumers by phone, text and fax. The TCPA was enacted by Congress to combat aggressive telemarketing and fax advertising practices believed to invade consumer privacy. The TCPA also regulates the use of automated equipment to deliver calls or text messages to mobile phones without prior express consent. Congress empowered the FCC to interpret the TCPA through rules, regulations and declaratory rulings. The FCC has determined that calls or text messages that have an express healthcare-related purpose—such as treatment follow-up, appointment confirmations and reminders or pre-operative instructions—are exempt from the TCPA. However, as healthcare companies, such as ourselves, increasingly rely on mobile delivery platforms and other technologies to communicate with patients about appointments, billing and other issues, the potential for legal exposure under the TCPA also increases. Each call or text made in violation of the TCPA can cost up to $1,500 per instance in fines and damages. Because there is no cap on statutory damages, violations can result in millions of dollars in penalties.

### *Competition and Antitrust Laws*

We are subject to numerous statutes that govern competition in our industry, including the Sherman Act, the FTC Act and the Clayton Act. The Sherman Act, 15 U.S.C. §§ 1-7, outlaws "every contract, combination, or conspiracy in restraint of trade," and any "monopolization, attempted monopolization, or conspiracy or combination to monopolize." The penalties for violating the Sherman Act can be severe. Most enforcement actions are civil, but individuals and businesses that violate the Sherman Act may be prosecuted criminally by the DOJ. Criminal prosecutions are typically limited to clear violations, such as when competitors fix prices, allocate markets or rig bids. The Sherman Act imposes criminal penalties of up to $100 million for a corporation and $1 million for an individual, along with up to 10 years in prison. Under federal law, the maximum fine may be increased to twice the amount the conspirators gained from the illegal acts or twice the money lost by the victims of the crime, if either of those amounts is more than $100 million.

The FTC Act, 15 U.S.C. §§ 41-58, bans "unfair methods of competition" and "unfair or deceptive acts or practices." The Supreme Court has said that all violations of the Sherman Act also violate the FTC Act. Thus, although the FTC does not technically enforce the Sherman Act, it can bring cases under the FTC Act against the same kinds of activities that violate the Sherman Act. The FTC Act also reaches other practices that harm competition, but that may not fit neatly into categories of conduct formally prohibited by the Sherman Act. Only the FTC may bring cases under the FTC Act.

The Clayton Act, 15 U.S.C. §§ 12-27, addresses specific practices that the Sherman Act does not clearly prohibit, such as mergers and interlocking directorates (that is, the same person serving as an officer or director of two competing companies). Section 7 of the Clayton Act prohibits mergers and acquisitions where the effect "may be substantially to lessen competition, or to tend to create a monopoly." As amended by the Robinson-Patman Act of 1936, 15 U.S.C. § 13, the Clayton Act also bans certain discriminatory prices, services and allowances in dealings between merchants. The Clayton Act was amended again in 1976 by the Hart-Scott-Rodino Antitrust Improvements Act, 15 U.S.C. § 18a, to require companies planning large mergers or acquisitions to notify the government of their plans in advance. The Clayton Act also authorizes private parties to sue for treble damages when they have been harmed by conduct that violates either the Sherman or Clayton Act and to obtain a court order prohibiting the alleged anticompetitive practice in the future.

In addition to these federal statutes, most states have antitrust laws that are enforced by state attorneys general or private plaintiffs. Many state statutory provisions are based on federal antitrust law, namely, Sections 1 and 2 of the Sherman Act, and Sections 3 and 7 of the Clayton Act. Further complicating matters, state lawmakers are increasingly seeking to exercise oversight over healthcare transactions and allow state agencies to analyze potential anticompetitive effects of healthcare consolidation, including smaller transactions that do not meet federal reporting thresholds. Private parties may also bring lawsuits to enforce antitrust laws.

As the healthcare industry has continued to evolve in response to consumer demand and competition in the marketplace, the effect of the antitrust laws in healthcare is also changing. We have expanded our operations significantly since our inception, organically as well as through acquisitions. Such growth, and our long-term contracts with physician partners, could expose us to risks related to antitrust investigations and litigation. Competition and antitrust law inquiries often continue for several years and, if violations are found, can result in substantial financial exposure.

### *U.S. Foreign Corrupt Practices Act of 1977 and Various Anticorruption Laws*

The U.S. Foreign Corrupt Practices Act, as amended, 15 U.S.C. §§ 78dd-1, et seq. ("FCPA") prohibits offering, promising, providing or authorizing others to give anything of value to a foreign government official to obtain or retain business or otherwise secure a business advantage. The FCPA also requires public companies to maintain sufficient internal controls to prevent and detect FCPA violations and to keep books, records, and accounts, which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company. Violations of the FCPA can result in imprisonment, significant criminal and civil fines and penalties, and ongoing government supervision such as a monitorship. In addition, agilon is subject to various foreign anticorruption laws in locations in which it operates, including Brazil's Clean Companies Act and India's Prevention of Corruption Act, 1988.

### *Other Laws and Regulations*

Some states in which we operate require licensing or registration for operations related to, among others, utilization review on behalf of payors, including reviewing medical necessity and appropriateness of healthcare services, or processing claims in connection with insurance or managed care products. Such laws vary from state to state, and our operations may be subject to exemption in certain states.

Additionally, our physician partners are subject to numerous federal, state and local licensing laws and regulations, relating to, among other things, professional credentialing and professional ethics. Our physician partners, as well as their nurse practitioners and physician assistants, must satisfy and maintain their individual professional licensing in each state where they practice medicine.

Further, organizations that receive reimbursement from a federal or state government payor are expected by the federal government to have a compliance program. For those organizations that do not receive reimbursement from any federal or state government payors, a compliance program is not mandatory but is considered best practice. As a result, we maintain a program to monitor compliance with federal and state laws and regulations applicable to healthcare entities. We have a compliance department that is charged with implementing and supervising our compliance program, which includes the adoption of (i) a Code of Conduct for our employees and affiliates and (ii) a process that specifies how employees, affiliates and others may report regulatory or ethical concerns to our compliance officer. We believe that our compliance program meets the relevant standards provided by the OIG of the HHS. An important part of our compliance program consists of conducting periodic audits of various aspects of our operations. We also conduct mandatory training designed to familiarize our employees with the regulatory requirements and specific elements of our compliance program.

We are also impacted by federal and state laws and policies that require providers to enroll in the Medicare program before submitting any claims for services, to promptly report certain changes in its operations to the agencies that administer these programs, and to re-enroll in these programs when changes in direct or indirect ownership occur or in response to revalidation requests from Medicare.

## Available Information

Our website address is www.agilonhealth.com. We use our website as a routine channel for distribution of information that may be material to investors, including news releases, financial information, presentations and corporate governance information. Information contained or connected to our website is not incorporated by reference in this Report unless expressly noted. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act are available on our website, free of charge, as soon as reasonably practicable after we electronically file such materials with, or furnish them to, the U.S. Securities and Exchange Commission ("SEC"). Additionally, the SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including us, at www.sec.gov.

**ITEM 1A. Risk Factors**

*Summary Risk Factors.* Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, cash flows, and results of operations that you should consider before making a decision to invest in our common stock. These risks include, but are not limited to, the following:

*Risks Related to Our Business*

- our history of net losses and the expectation that our expenses will increase in the future;
- failure to identify and develop successful new geographies, physician partners and payors, or execute upon our growth initiatives;
- success in executing our operating strategies or achieving results consistent with our historical performance;
- medical expenses incurred on behalf of our members may exceed revenues we receive;
- inability to secure contracts with MA payors;
- inability to grow new physician partner relationships sufficient to recover startup costs;
- availability of additional capital, on acceptable terms or at all, to support our business in the future;
- significant reduction in our membership;
- transition to a Total Care Model may be challenging for physician partners;
- inaccuracy in estimates of our members' risk adjustment factors, medical services expense, incurred but not reported claims, and earnings pursuant to payor contracts;
- public health crises, such as COVID-19, could adversely affect us;
- the impact of restrictive clauses or exclusivity provisions in some of our contracts with physician partners;
- inability to hire and retain qualified personnel;
- ability to realize the full value of our intangible assets;
- security breaches, cybersecurity attacks, loss of data and other disruptions to our information systems;
- ability to protect the confidentiality of our know-how and other proprietary and internally developed information;
- reliance on our subsidiaries;
- our use of algorithms, AI, and machine learning in our business and challenges with properly managing the development and use of these technologies;

*Risks Related to Our Reliance on Third Parties*

- reliance on a limited number of key payors;
- the limited terms of contracts with our payors and our ability to renew them upon expiration;
- reliance on payors for timely and accurate membership attribution and assignment, data and reporting and claims payment;
- dependence on physician partners and other providers to effectively manage the quality and cost of care and perform obligations under payor contracts;
- ability to obtain accurate and complete diagnosis data;
- dependence on physician partners to document their services and any inaccuracies could result in overpayments, recoupments or liability under the federal FCA or through RADV audits (defined below);
- reliance on third-party software, data, infrastructure and bandwidth;

*Risks Related to Our Industry and Government Programs*

- consolidation in the healthcare industry;
- discontinuance or reductions in federal government healthcare programs' reimbursement rates or methodologies applied to derive reimbursement;

- uncertain or adverse economic and macroeconomic conditions, including a downturn or decrease in government expenditures;
- competition in our industry;
- dependence on government performance standards and benchmarks;
- government funding for healthcare programs is subject to statutory and regulatory changes, administrative rulings, interpretations of policy and determinations by intermediaries and governmental funding restrictions;
- regulatory proposals directed at containing or lowering the cost of healthcare, including the ACO REACH Model and the LEAD Model, and our participation, voluntary or otherwise, in such proposed models;
- federal and state investigations, audits and enforcement actions;
- regulatory inquiries and corrective action plans imposed by our payors;
- repayment obligations arising out of payor audits;
- modification of the methodology utilized to determine revenue associated with MA members;
- negative publicity regarding the managed healthcare industry generally;

*Legal and Regulatory Risks*

- our ability to comply with regulation of the healthcare industry at the federal, state and local levels;
- our and our physician partners' ability to comply with federal and state fraud and abuse laws, including physician incentive plan laws and regulations;
- our physician partners' ability to submit accurate and supportable diagnosis information in compliance with CMS law and guidance;
- implication of laws and regulations regarding marketing, beneficiary inducements, telemarketing and use of protected health information;
- our use, disclosure and processing of personally identifiable information, PHI, and de-identified data is subject to HIPAA and state patient confidentiality laws;
- failure to obtain or maintain an insurance license, a certificate of authority or an equivalent authorization;
- regulation of the corporate practice of medicine;
- inadvertent employment or contract with an excluded person by us or our physician partners;
- changes in tax laws and regulations, or changes in related judgments or assumptions;

*Risks Related to Our Indebtedness*

- incurrence of substantially more indebtedness, which could increase the risks created by our indebtedness;
- restrictions and limitations in our agreements and instruments governing our indebtedness;

*Risks Related to Our Common Stock*

- dependence on our subsidiaries for cash to fund all of our operations and expenses;
- volatility of, or decline in, our stock price, could result in substantial losses for your investment;
- coverage by securities analysts may not be favorable or may cease;
- under our Certificate of Incorporation, Clayton, Dubilier & Rice, LLC ("CD&R") and its affiliates and, in some circumstances, each of our directors and officers who is also a director, officer, employee, member or partner of CD&R and its affiliates, have no obligation to offer us corporate opportunities;
- anti-takeover provisions in our Certificate of Incorporation and By-laws;
- ability to achieve a return on your investment depends on appreciation in the price of our common stock;
- exclusive forum provisions in our Certificate of Incorporation;
- non-compliance with the rules of the NYSE could result in a delisting of our securities;

*General Risks*

-         lawsuits not covered by insurance and securities class action litigation; and

-         sustainability issues, and our reporting on them.

You should carefully consider each of the following risk factors and all of the other information set forth in this report. The risk factors generally have been separated into five groups: risks related to our business, risks related to our reliance on third parties, risks related to our industry and government programs, risks related to our indebtedness, and risks related to our common stock. Based on the information currently known to us, we believe that the following information identifies the most significant risk factors affecting our company in each of these categories of risks. However, the risks and uncertainties we face are not limited to those set forth in the risk factors described below. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business. In addition, past financial performance may not be a reliable indicator of future performance and historical trends should not be used to anticipate results or trends in future periods.

If any of the following risks and uncertainties develop into actual events, these events could have a material adverse effect on our business, financial condition or results of operations. In such a case, the trading price of our common stock could decline.

## Risks Related to Our Business

*We have a history of net losses, we anticipate increasing expenses in the future, and we may not achieve or maintain profitability.*

We have incurred significant net losses in prior years and have a substantial accumulated deficit. We expect that our expenses will increase substantially in the foreseeable future and our losses may continue, in part as we invest in growing our business, expanding our management team, building relationships with physician partners and payors, developing new services and complying with the requirements associated with being a public company. These expenses may prove to be more significant than we currently anticipate, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. We may not succeed in sufficiently increasing our revenue to offset these expenses. Consequently, we may not be able to achieve and maintain profitability for the current or any future fiscal year. Our prior losses and potential for future losses have had and will continue to have an adverse effect on our stockholders' equity and working capital.

*Any failure by us to identify and develop successful new geographies, physician partners and payors and to successfully execute upon our growth initiatives and achieve required operational scale to support our growth may have a material adverse effect on our business, financial condition, cash flows, and results of operations.*

Our business depends on our ability to identify and develop successful geographies and relationships with physician partners and payors, and to successfully execute upon our growth initiatives to increase the profitability of our physician partners. In order to pursue our strategy successfully, we must effectively implement our platform, partnership and network model, including identifying suitable candidates and successfully building relationships with and managing integration of new physician partners and payors. Additionally, we must annually evaluate the payor contract negotiations and the impact to the profitability of the partnerships to develop the RBE's payor strategy. We contract with a limited number of physician partners and rely on physician partners within each geography. Our growth initiatives in our existing geographies depend, in part, on our physician partners' ability to grow their practices through the addition of PCPs to increase their capacity to service Medicare patients, and to effectively meet increased patient demand. Our physician partners may encounter difficulties in recruiting additional PCPs to their practices due to many factors, including, but not limited to, significant competition in their geographies. Accordingly, the loss or dissatisfaction of any physician partners, our inability to recruit and integrate physician partners into our model, or the failure of our physician partners to recruit additional PCPs or manage and scale capacity to timely meet patient demand, could substantially harm our brand and reputation, impact our competitiveness, inhibit widespread adoption of our platform, partnership and network model and impair our ability to attract new physician partners and maintain existing physician partnerships, both in new geographies and in geographies in which we currently operate, which could have a material adverse effect on our business, financial condition, cash flows, and results of operations.

Further, our growth strategy depends, in part, on securing and integrating new high-caliber physician partners and expanding into new geographies in which we have little or no operating experience. Integration and other risks can be more pronounced for larger and more complicated relationships or relationships outside of our core business space, or if multiple relationships are pursued simultaneously. Additionally, new geographies may be characterized by stakeholder preferences for, and experience with, a Total Care Model, rates of MA enrollment, MA reimbursement rates, payor concentration and rates of unnecessary variability in and utilization of medical care that differ from those in the geographies where our existing operations are located. Likewise, new geographies into which we seek to expand may have laws and regulations that differ from those applicable to our current operations. As a young and rapidly growing company, we may be unfamiliar with the regulatory requirements in each geography that we enter, and we may be forced to incur significant expenditures to ensure compliance with requirements to which we may become subject. If we are unable or unwilling to incur such costs, our growth in new geographies may be less successful than in our current geographies.

Further, our growth to date has significantly increased the demands on our management, operational and financial systems, infrastructure and other resources. We must continue to improve our existing systems for operational and financial management, including our reporting systems, procedures and controls and management and mitigation of enterprise and operational risks. These improvements could require significant capital expenditures and place increasing demands on our management. We may not be successful in managing or expanding our operations, maintaining adequate financial and operating systems and controls, executing upon our growth initiatives and achieving required operational scale to support our growth. If we do not successfully manage these ongoing processes, our business, financial condition, cash flows, and results of operations could be harmed.

***We may be unsuccessful in executing our operating strategies, or we may not achieve results consistent with our historical performance.***

Our success is dependent on our ability to successfully execute upon defined operating strategies in our existing and future geographies. Such strategies include successfully growing our geographies through the addition of PCPs and our physician partners' capacity to serve new members, providing medical services for our members at appropriate levels of utilization and cost while sufficient to achieve expected profitability, and generating medical services revenue through appropriate and effective contracting strategies with our MA payors. We may not be successful in executing these strategies, or we may fail to implement such strategies in future markets as effectively as with our current markets. The failure to successfully execute upon such strategies or to produce results consistent with our historical results or the financial and operational models used in the analysis of our potential relationships may result in an inability to grow our business; may cause ongoing operating losses or achievement of profitability levels that do not meet expectations, asset write-offs, restructuring costs or other expenses; and may have a material adverse effect on our business, financial condition, cash flows, and results of operations.

Further, as a young and rapidly growing company with a limited operating history, it is uncertain whether our platform, partnership and network model will achieve and sustain high levels of demand, physician and payor acceptance, market adoption and profitability. Due to our limited operating history, it is also difficult for us to evaluate our business compared to prior periods. If we do not develop, if we develop more slowly than we expect, if we encounter negative publicity or if our value propositions for physician partners, patients and payors do not drive sufficient member growth, the growth and profitability of our business will be harmed. Our success will depend to a substantial extent on our ability to demonstrate the value of our platform, partnership and network model to physicians and payors. We believe our ability to replicate the success of our model also enables us to attract and retain skilled physician partners. Accordingly, if we are unable to effectively manage our growth and replicate the success of our platform, partnership and network model in new geographies and with new physician partners, our business, financial condition, cash flows, and results of operations could be harmed.

***Amounts of medical expenses that are incurred on behalf of our members may exceed the amount of medical revenues we receive to provide care for such members.***

Under our agreements with our payors, we receive a PMPM-based capitation payment, and we assume financial risk for the expense of providing medical services on behalf of our physician partners. To the extent that utilization of medical services or the cost of providing such services increases beyond our expectations, the total cost to provide medical services to our members may exceed the corresponding amount of revenue we receive, which may result in losses or profitability that does not meet expectations and adversely impact our business, financial condition, cash flows, and results of operations.

Additionally, factors that impact medical costs incurred by our members, and medical expenses we incur, may be subject to fluctuations which we may not be able to control. Such factors include, but are not limited to, the following:

- changes to the Medicare fee schedule or other rate schedules that serve as the basis for payments issued to hospitals, specialty and ancillary physicians and other providers;

- contractual rates paid to hospitals, specialty and ancillary physicians and other providers;

- the utilization rates of healthcare services, including inpatient hospitalization, outpatient procedures, high risk and chronic conditions and other services that result in medical expenses, by our members;

- changes to member benefit types, categories, and levels established and otherwise offered by payors; and

- the utilization rate and cost of pharmaceuticals or specialty drugs utilized by our members.

Fluctuations in the magnitude of the hospital and physician network, including the discontinuation of a hospital or specialty or ancillary physician's participation in our MA payors' provider network, could adversely impact our business, financial condition, cash flows, and results of operations.

***As we expand into new geographies, we may be unable to secure contracts with MA payors, or such contracts may be established at less favorable financial terms than are necessary to meet our financial targets.***

As we enter into new geographies, potential physician partners will typically provide care to members affiliated with one or more MA payors, in a structure other than a Total Care Model. Our ability to successfully operate in a market is dependent upon our ability to enter into contractual relationships with MA payors which have an existing presence in that market under a global risk structure. MA payors may take the position that it is not in their strategic or financial interests to enter into a contract with us, or they may have already established exclusive relationships with other value-based care providers or affiliates in a geography and, therefore, elect to not enter into a similar arrangement with us. Therefore, we may be unsuccessful in executing contractual relationships with MA payors, or such contracts may be established at financial terms which result in lower revenues and/or higher costs than we project or that are necessary to generate profits in a given geography. To the extent we are unsuccessful in establishing contractual relationships with MA payors in new geographies, or such relationships are established at less favorable terms than we project, we may not be able to successfully launch into a given geography, or the membership or revenue levels we are able to attain will be lower than our projections, which could impact our ability to meet our estimated financial targets.

***We incur startup costs during the initial stages of development of our physician partner relationships and program initiatives, and if we are unable to maintain and grow these physician partner relationships or program initiatives over time, we may not recover these costs.***

We devote resources to the establishment of new physician partner relationships, including costs relating to physician recruiting to enhance access and support growth of the network, physician incentives to support the transition to a Total Care Model, and operational support. Our startup investment in new physician partners can be significant and the associated revenue must be earned and sustained over time in order for us to recoup these costs. As our business grows, our physician partnership startup costs could outpace our buildup of recurring revenue if we do not achieve economies of scale, and we may be unable to achieve profitability until our revenues associated with new physician partnerships are more mature. We may never recoup our startup costs in a physician partner relationship, including as a result of such physician partner's difficulty transitioning to a Total Care Model. Similarly, if physicians join a physician partner following the initial implementation period for a new partner market and we are unable to manage the integration of such new physician into our Total Care Model, the new physician may not achieve expected improvements in patient outcomes and related profitability. If we fail to achieve appropriate economies of scale, if we fail to manage or anticipate the evolution of the Total Care Model throughout our markets or if we fail to raise necessary capital to fund our startup costs, our business, financial condition, cash flows, and results of operations could be materially adversely affected.

We also devote resources to establishing program initiatives to ensure a successful transition to a Total Care Model for members, physician partners and payors. Establishment of these program initiatives requires investments that may not be recouped. For example, investment in preventive care and incentivizing physician partners to complete annual wellness visits may increase our total medical services expense, particularly in the short term, and may fail to generate expected cost savings in the long term. If we fail to realize quality of care outcomes and projected revenues or cost savings due to effectively managed healthcare costs with these program initiatives, our business, financial condition, cash flows, and results of operations could be materially adversely affected.

*We may require substantial additional capital to support our business in the future, which might not be available on acceptable terms, or at all.*

Our operations have consumed substantial amounts of cash since inception, and we expect to spend substantial amounts of cash for the foreseeable future. If our cash and cash equivalents and any cash generated from operations are not sufficient to meet our future cash requirements, we will need to access additional capital to fund our operations and our continued growth and expansion.

We may seek to raise capital by, among other things, issuing additional shares of our common stock or other equity securities, issuing debt securities or borrowing funds under a credit facility. In the past, the securities and credit markets have experienced significant volatility and disruption. The availability of credit, from virtually all types of lenders, has at times been limited. In the event we need access to additional capital to pay our operating expenses, fund subsidiary surplus requirements, make payments on or refinance our indebtedness, pay capital expenditures, or fund acquisitions, our ability to obtain such capital on favorable terms, within an acceptable timeframe, or at all may be limited and the cost of any such capital may be significant, particularly if we are unable to access our credit facility agreement, dated February 18, 2021, (as amended by the First Amendment to Credit Agreement, dated as of March 1, 2021, the Second Amendment to Credit Agreement, dated as of May 25, 2023, and the Third Amendment to Credit Agreement, dated as of February 12, 2026, the "Credit Facility").

Our access to additional financing will depend on a variety of factors such as prevailing economic and credit market conditions, the general availability of credit, the overall availability of credit to our industry, our credit ratings and credit capacity and perceptions of our financial prospects. Similarly, our access to funds may be impaired if regulatory authorities or rating agencies take negative actions against us. If one or any combination of these factors were to occur, our internal sources of liquidity may prove to be insufficient, and in such case, we may not be able to successfully obtain sufficient additional financing on favorable terms, within an acceptable timeframe, or at all. Financing, if available, may be on terms that restrict our operational flexibility, dilute the economic or voting rights of our stockholders or reduce the market price of our common stock. If we require new sources of financing but they are insufficient or unavailable, we would be required to modify our operating plans to take into account the limitations of available funding, which would harm our ability to maintain or grow our business.

*Significant reduction in our membership could have an adverse effect on our business, financial condition, cash flows, and results of operations.*

A significant reduction in membership could adversely affect our business, financial condition*,* cash flows, and results of operations because our payor contracts compensate us on a per-member basis. Many factors that could cause such a reduction are outside our control.

Factors that could contribute to a reduction in membership include, but are not limited to:

- failure to obtain new physician partners or members or to retain existing physician partners or members;

- changes to member benefit types, categories, and levels established and otherwise offered by payors;

- decision by a payor not to renew the existing contractual agreement upon termination of such contract;

- low quality of care by our physician partners, including as a result of our failure to provide sufficient implementation in our Total Care Model, tools and information to deliver high-quality care;

- alternative care opportunities that are more attractive than those provided by our physician partners;

- premium increases, benefit revisions or other similar changes, which cause our current payor relationships to be less attractive to members than other alternatives, including traditional Medicare or MA plans with which we do not maintain a relationship;

- negative publicity, through social media, news coverage or otherwise, related to us, our physician partners, payors or MA;

- failure of our payors to maintain their annual ratings awarded by CMS to health plans which measure the quality of health services received by beneficiaries enrolled in MA based on various calculated quality metrics ("STAR ratings"), which leads to members disenrolling from such payors; and

- federal and state regulatory changes.

We contract with a limited number of payors, and our membership is dependent on such payors attracting and retaining members. In addition, if a payor fails to renew its contract with us or members disenroll from such payor, the members such payor attributes to our platform could transition to another payor which is not on our platform, which could have a material adverse effect on our business, financial condition, cash flows, and results of operations. We may also fail to address factors within our control that could contribute to a reduction in enrollment, including providing our physician partners with sufficient implementation in our Total Care Model, as well as other tools and information to provide high-quality care.

### *The transition to a Total Care Model may be challenging for physician partners.*

The transition to a Total Care Model may be challenging for our physician partners, and fully capitated or other provider-risk arrangements have presented a history of financial challenges for physicians. It may take time for physician partners to acclimate to a capitation model, and some physician partners may not be successful at transitioning to a Total Care Model. Similarly, if physicians join as physician partners following the initial implementation period for a new partner market and we are unable to manage the integration of such new physician partners into our Total Care Model, the new physician partners may not achieve expected improvements in patient outcomes and related profitability. If we are not able to attract or retain physician partners who are successful at transitioning to a Total Care Model, our business, financial condition, cash flows, and results of operations could be materially adversely affected.

### *Our estimates of our members' risk adjustment factors, medical services expense, incurred but not reported claims, and earnings pursuant to payor contracts could be inaccurate.*

Medical services revenue related to our members is based on clinical disease conditions identified and documented by physicians during patient visits during the preceding calendar year, as well as other factors such as the age and gender of the member, which is summarized in a risk-adjustment factor assigned to each member. To estimate the related amount of revenue that will ultimately be realized for the periods presented, we estimate our members' risk adjustment factors based on our knowledge of members' health status, which is in turn based on physicians' clinical assessment and documentation of members' health status, existing risk adjustment factors and applicable Medicare guidelines. These factors may not be predictive of our members' risk adjustment factors, or we may otherwise fail to accurately estimate such score, which could cause our revenue estimates for the relevant or forecasted periods to be inaccurate.

We establish liabilities on our balance sheet for the amount of medical services that have been incurred but not reported ("IBNR") or paid as of the given balance sheet date. IBNR estimates are developed using actuarial methods and are based on many variables, including the utilization of healthcare services, historical payment patterns, cost trends, the timing of the receipt and accuracy of claims data and other information from our payors, product mix, seasonality, changes in membership and other factors. These estimation methods and the resulting reserves are periodically reviewed and updated.

Given the numerous uncertainties inherent in such estimates, our actual medical claims liabilities for a particular quarter or other period, including for forecasted periods, could differ significantly from the amounts estimated and reserved for that quarter or period. Our actual medical claims liabilities have varied and will continue to vary from our estimates, particularly in times of significant changes in utilization, medical cost trends and populations and geographies served. If our actual liability for claims payments is higher than previously estimated, our earnings in any particular quarter, annual period or forecasted periods could be negatively affected. Our estimates of IBNR liabilities have been and may be inadequate in the future, which has negatively affected our results of operations for the relevant time period or for forecasted periods. Furthermore, if we are unable to accurately estimate adequate IBNR levels, our ability to take timely corrective actions may be limited, further exacerbating the extent of the negative impact on our results of operations for completed periods or forecasted periods.

When we enter into a new physician partner relationship or when we prepare operating and financial forecasts, we and our payors estimate medical services expense. Our medical services expense may exceed our or our payors' estimates, which may result in our establishing unfavorable financial terms in our contractual agreements with our payors, or may result in our payors' actuarial projections submitted to CMS being inaccurate. In either case, we may incur higher medical expenses than we anticipated or in excess of the revenues we receive, which could in turn have a material adverse effect on our business, financial condition, cash flows, and results of operations. Additionally, we cannot be certain that the stop-loss coverage we maintain to protect us against certain severe or catastrophic medical claims currently is or will be adequate or available to us in the future or that the cost of such stop-loss coverage will not limit our ability to obtain it.

### *Public health crises, such as COVID-19, could adversely affect us.*

Public health crises (such as the COVID-19 pandemic) could cause unexpected changes in utilization of healthcare services, which could impact our business, results of operations, financial condition, liquidity and cash flows. In particular, we have experienced, and may in the future experience, financial or operational impacts as a result of public health crises which may be material, including: impacts on our medical costs and medical services revenue, therefor affecting our total cost of care; increased delayed costs as a result of our enrolled members being unable to see their PCPs or long term complications of any pandemics or health crisis; labor shortages; complete or partial closure of partner medical care facilities; and the inability to implement clinical initiatives to manage healthcare costs and chronic conditions of our enrolled members and appropriately document their risk profiles. For example, COVID-19 impacted our ability to accurately project medical cost trends.

The impact of COVID-19 on the worldwide economy and the healthcare industry underscored the risks we face related to public health crises and pandemics. Additionally, future public health crises or pandemics may increase the clinical disease burdens of our members over time, reduce preventative care to manage their existing clinical conditions and cause members to defer other care and elective procedures into future periods resulting in unexpected increased medical expense in such future periods, all of which may materially and adversely impact our business, financial condition, cash flows, and results of operations. The magnitude and duration of any pandemic and its ultimate impact on us are uncertain, but such impacts could be material to our business, financial condition, cash flows, and results of operations.

### *Restrictive clauses in some of our contracts with physician partners may prohibit us from establishing new RBEs within certain geographies in the future, and as a result, may limit our growth.*

Most of our contracts with our physician partners include restrictive provisions that, among other things, preclude us from establishing new RBEs within certain geographies in the future. These restrictive provisions typically preclude us or our RBEs from contracting to provide a Total Care Model in specific geographic areas other than through the relevant RBE, and in certain circumstances may limit the providers with which the RBE may contract. Any contracts with restrictive provisions may limit our ability to conduct business with certain potential physician partners, including partnering with or providing services to other physicians or purchasing services from other physicians within certain time periods, and in certain geographies. Accordingly, these restrictive provisions may limit growth and prevent us from entering into long-term relationships with potential physician partners and could cause our business, financial condition, cash flows, and results of operations to be harmed.

### *Exclusivity provisions in some of our agreements with physician partners could subject us to investigations or litigation.*

Most of our contracts with our physician partners contain restrictive provisions that preclude our physician partners from providing specified services for the duration of our contracts. Such provisions could be the subject of investigations and enforcement actions by regulatory authorities and litigation by payors or physicians operating in the geographic areas where such contracts exist. Any such investigations, enforcement actions or litigation could require us to take actions that would adversely affect our business, financial condition, cash flows, and results of operations or could require us to pay substantial amounts of money. Additionally, defending against these lawsuits and proceedings may involve significant expense and diversion of management's attention and resources from other matters.

### *We rely on our management team and key employees, and our business, financial condition, cash flows, and results of operations could be harmed if we are unable to hire and retain qualified personnel.*

Our success depends, in part, on the skills, working relationships and continued services of our senior management team and other key personnel. Our employees are "at-will" employees or have offer letters or employment agreements that allow their employment to be terminated by us or them at any time, for any reason and without notice, subject, in certain cases, to severance payment rights. In order to hire, retain, and motivate valuable employees, in addition to salary and cash incentives, we provide stock options and restricted stock units that either vest over time or are based on the performance against predetermined financial targets. The value to employees of these stock options is significantly affected by movements in our stock price that are substantially outside our control. The compensation and benefits we provide to our employees, together with the value of stock options and restricted stock units that we have granted, may at any time be insufficient to counteract offers from other organizations. The departure of any key personnel could adversely affect the conduct of our business, financial condition, cash flows, and results of operations. In such an event, we would be required to hire other personnel to manage and operate our business, and we may not be able to employ a suitable replacement for the departing individual at favorable terms, or at all. On July 29, 2025, Steven Sell resigned as our Chief Executive Officer, President, and board member and was given a severance package. We may not be able to employ a suitable replacement Chief Executive Officer at favorable terms in the near future, or at all.

Competition for qualified personnel in our field is intense due to the limited number of individuals who possess the skills and experience required by our industry, particularly with respect to a Total Care Model. As a result, as we enter new geographies, it may be difficult for us to hire additional qualified personnel with the necessary skills to work in such geographies. If our hiring efforts in new or existing geographies are not successful, our business will be harmed. In addition, we have experienced employee turnover and expect to continue to experience employee turnover in the future. Continued increased competition for, or a shortage of, qualified personnel due to pandemics, general labor market conditions, low levels of unemployment, or general inflationary pressures, may require that we enhance our pay and benefits package to compete effectively for such personnel. Additionally, new hires require significant training and, in most cases, take significant time before they achieve full productivity. New employees may not become as productive as we expect, and we may be unable to hire or retain, train or integrate sufficient numbers of qualified individuals. Further, if we are unable to develop and maintain our desired corporate culture, we may be unable to attract and retain qualified and key personnel. If our retention efforts are not successful or our employee turnover rate increases in the future, our business, financial condition, cash flows, and results of operations will be harmed.

***We may never realize the full value of our intangible assets, which could cause us to record impairments that may negatively affect our financial condition and results of operations.***

We have a significant amount of intangible assets on our balance sheet, and we may never realize the full value of such assets. In addition to our annual goodwill impairment test in the fourth quarter, our intangible assets, including goodwill, are subject to impairment tests when events or circumstances indicate that the carrying value of the asset, or related group of assets, may not be recoverable. There are several factors that may be considered a change in circumstances indicating that the carrying value of our intangible assets, including goodwill may not be recoverable, including macroeconomic conditions, industry considerations, our overall financial performance (including an analysis of our current and projected cash flows), revenue and earnings, a sustained decrease in our share price and other relevant entity-specific events (including changes in strategy, management, physicians, members or litigation). Where the carrying value of the asset, or related group of assets, is not recoverable, we would record an impairment charge that may negatively impact our financial condition and results of operations. Any future impairments could be significant and have a material adverse effect on our business, financial condition, cash flows, and results of operations.

***Security breaches, cybersecurity attacks, loss of data and other disruptions to our information systems could compromise sensitive information related to our business and expose us to liability, which could adversely affect our operations, financial condition, cash flows and results of operation.***

We manage and maintain our business and data through a combination of data center systems and cloud-based computing center systems. We are highly dependent on information technology networks and systems, including the internet, to securely access, process, transmit and store this information. We utilize third-party service providers for important aspects of the access, collection, storage and transmission of PHI and other sensitive information and, therefore, we may be unable to control the use of such information or the security protections employed by such third parties. The security of our technology platform and other aspects of our services, including those provided or facilitated by our third-party service providers, is important to our operations and business strategy, particularly due to the sensitivity of the PHI and other confidential information we and our providers access, collect, store, process and transmit. Further, we rely on third-party service providers and technologies to operate critical business systems to process sensitive information in a variety of contexts including, without limitation, cloud-based infrastructure, encryption and authentication technology, employee email, and other similar functions. See also the risk factor titled "***We rely on third-party software and data to operate our business and provide services to our members and physician partners, and any restrictions on our use of, or ability to license, such third-party resources could adversely affect our business, financial condition, cash flows, and results of operations***" below.

Our ability to monitor these third party service providers' information security practices is limited, and these third parties may not have adequate information security measures in place, or they may suffer unexpected power losses or computer system or data network failures that negatively impacts the systems or solutions on which we rely. If our third-party service providers experience a security incident or other type of interruption or if an unexpected flaw or failed software update related to third-party software used in our information systems occurs, even if inadvertent, our information systems may become disabled or inaccessible and access to our data and other business information may be limited, which could materially disrupt our operations.

Our information technology and infrastructure, and that of our third-party service providers, may be vulnerable to various forms of attacks by hackers or to viruses, other technical failures or breaches due to third-party action, or due to employee and/or contractor negligence, error or malfeasance. We may also experience cybersecurity and other breach incidents that may remain undetected for an extended period of time. Because the techniques used to obtain unauthorized access or to otherwise disrupt computer systems change frequently and generally are not identified until they are launched against a target, we or our third-party service providers may be unable to implement adequate preventative measures or effectively respond to breaches in a timely fashion. Examples of currently known data security threats facing us and our third-party service providers include, but are not limited to, ransomware, phishing, business email compromise and credential stuffing. Additionally, cyber threats and the techniques used in cyberattacks change, develop and evolve rapidly, including from emerging technologies, such as advanced forms of AI and quantum computing.

In light of geopolitical events and dynamics, including the ongoing war in Ukraine, the war in the Middle East, tensions with North Korea, Iran and other states, state-sponsored parties or their supporters may launch retaliatory cyberattacks or carry out other geopolitically motivated retaliatory actions that may adversely disrupt or degrade our operations and may result in data compromise. State-sponsored parties have, and will continue, to conduct cyberattacks to achieve their goals that may include espionage, monetary gain, disruption, and destruction.

We, and our third-party service providers, are subject to cybersecurity attacks and may experience cybersecurity incidents in the future. Such breaches of our infrastructure or information, or that of our third-party service providers, whether as a result of physical break-ins, computer viruses, cyberattacks, or employee, vendor or contractor error, negligence or malfeasance, can create system disruptions, shutdowns or unauthorized access, use, disclosure or modification of sensitive information, including PHI. As a result, such data security breaches could result in the loss of data or inappropriate use of such sensitive and/or confidential information. Any interruption in access to member information, unauthorized access to information, improper disclosure or other loss of information could also result in federal, state, or foreign government investigations and liability under laws and regulations that protect the privacy of member information, such as HIPAA, potentially resulting in damages and regulatory penalties. See "Business—Healthcare and Other Applicable Regulatory Matters—Federal and State Privacy and Security Requirements" in Item 1 above. Although we have implemented preventative measures, as described in Item 1C of this Report, such measures may not be sufficient to prevent, mitigate or offset a cyber incident. Sustained or repeated system failures could damage our reputation and reduce the attractiveness of our platform, partnership and network model to members, physician partners, and payors, possibly resulting in the inability to enter into new contracts, the terminations of or inability to renew existing contracts, and reductions in revenue. Additionally, the detection, prevention and remediation of known or unknown security vulnerabilities, including those arising from third-party hardware or software, may result in additional material direct or indirect costs.

Any or all of these issues could adversely affect our ability to attract new physician partners and members, cause existing physician partners to fail to renew their agreements with us, cause existing members to disenroll or switch their coverage to non-contracted payors and result in reputational damage. Our general liability or data security insurance policies may not be adequate to cover all potential claims to which we are exposed and may not be adequate to indemnify us for the liability that may be imposed or the losses associated with such events, and in any case, such insurance may not cover all of the specific costs, expenses and losses we could incur in responding to and remediating a security breach.

*If we are unable to protect the confidentiality of our know-how and other proprietary and internally developed information, our operations could be adversely affected.*

Our business depends on internally developed information, including our databases, confidential information, know-how and brand, the protection of which is crucial to the success of our business. We may not be able to protect our know-how and other internally developed information, including clinical and analytical outcomes generated from data we collect from physician partners, payors and other relevant sources. Our physician partners, employees, consultants and other parties (including independent contractors and companies with which we conduct business) may unintentionally or willfully disclose our information to competitors. Enforcing a claim that a third party illegally disclosed or obtained and is using any of our internally developed information is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, courts outside the U.S. are sometimes less willing to protect know-how and other proprietary information. We rely, in part, on non-disclosure or confidentiality agreements with our physician partners, independent contractors, consultants and companies with which we conduct business to protect our know-how and internally developed information. These agreements may not be self-executing, or they may be breached and we may not have adequate remedies for such breach. Third parties may independently develop similar or equivalent proprietary information or otherwise gain access to our know-how and other internally developed information. Further, we have registered trademarks and filed other trademark applications that are meaningful to our business and brand. Our failure to protect the confidentiality of our know-how, brand and other proprietary and internally developed information could have a material adverse effect on our business, financial condition, cash flows, and results of operations.

*Our subsidiaries' lack of performance or ability to fund their operations could require us to fund such losses.*

If our subsidiaries suffer losses due to their lack of performance, our physician partners' failure to perform under their contracts or other reasons, we may be required to fund such losses or our subsidiaries may be subject to allegations of breach of their payor contracts or may incur regulatory consequences. We have in the past chosen to or been required to, and may in the future choose to or be required to, fund our subsidiaries' losses. If unfunded, such losses have in the past, and could in the future, result in substantial doubt related to such subsidiary's ability to continue operating as a going concern, and the contractual and regulatory consequences of such failure could have a material adverse effect on our business, financial condition, cash flows, and results of operations.

*We use and expect to expand our use of algorithms, AI, and machine learning in our business and challenges with properly managing the development and use of these technologies could result in harm to our reputation, business or customers, legal liability and adversely affect our results of operations*

We use algorithms, AI, and machine learning solutions in, and we may in the future integrate additional algorithms, AI, and/or machine learning solutions into, our platform, offerings, products and services, and these applications may become more important in our operations over time. The implementation of AI can be costly, and there is no guarantee that any expanded use of AI will further enhance our platform, offerings, products and services or benefit our business operations. Additionally, our competitors or other industry participants may incorporate algorithms, AI, and/or machine learning into their products more quickly or more successfully than us, which could change our market dynamics, impair our ability to compete effectively and adversely affect our results of operations. Further, if the content, analyses, or recommendations that AI applications assist in producing are or are alleged to be deficient, inaccurate, or biased, our business, financial condition, and results of operations may be adversely affected. Generally, the use of algorithms, AI, and machine learning applications has in the past resulted in, and may in the future result in, cybersecurity incidents that implicate the personal data of end users of such applications. Any such cybersecurity incidents related to our use of algorithms, AI, and machine learning applications could adversely affect our reputation and results of operations. Algorithms, AI, and machine learning also present emerging ethical issues and if our use of algorithms, AI, and/or machine learning becomes controversial, we may experience brand or reputational harm, competitive harm or legal liability. The rapid evolution of algorithms, AI, and machine learning, including potential government regulation thereof, could require us to devote significant resources to develop, test and maintain our implementation of such technology in order to minimize unintended, harmful impact.

### Risks Related to Our Reliance on Third Parties

*We are economically dependent on maintaining our contracts with a limited number of key payors.*

We contract with a limited number of key payors, and we are economically dependent on maintaining our contracts with such payors. See "Note 3. Concentration of Credit Risk" in our Consolidated Financial Statements included elsewhere in this Report. As a result, our key payors may have increased bargaining power, and we may be required to accept less favorable contractual terms with them. Because we rely on a limited number of payors for a significant portion of our revenue, we depend on their creditworthiness. Our payors are subject to a number of risks including reductions in payment rates from governmental programs, including STARS ratings, higher than expected healthcare costs and lack of predictability of financial results when entering into new lines of business, particularly with high-risk populations. For example, utilization rates in 2025 resulted in higher healthcare costs. If the financial condition of our payors declines, our credit risk could increase. Should one or more of our significant payors declare bankruptcy, be declared insolvent or otherwise be restricted by state or federal laws or regulation from continuing in some or all of their operations, such payor may be unable to reimburse us for expenses incurred in managing patient care, and the members such payor attributes to our platform could transition to another payor who is not on our platform, which could have a material adverse effect on our business, financial condition, cash flows, and results of operations. Future consolidation of payors in the healthcare industry could reduce the number of payors even further, increasing these risks.

### *Our contracts with our payors are for limited terms and may not be renewed upon their expiration.*

Our contracts with payors generally have terms of one to three years and are typically renewed for varying periods unless terminated in accordance with the terms of such agreements. In the ordinary course of business, we engage in active discussions and renegotiations with our payors with respect to the services we collectively provide and the provisions of our payor agreements. As our payors' businesses respond to market dynamics and financial pressures, and as our payors make strategic business decisions with respect to the lines of business they pursue and programs in which they participate, certain of our payors have sought, and we expect that in the future additional payors will, from time to time, seek to renegotiate or terminate their contracts with us. These negotiations could result in reductions to the economic terms and changes to the scope of services contemplated by our existing payor contracts and consequently could negatively impact our revenues, business and prospects and render our assumptions, estimates and reserves inaccurate. If any of our contracts with our payors is terminated, we may experience a reduction in the number of members attributed to our platform, which may result in a reduction of our revenues and may have a material adverse effect on our business. With respect to certain of our discontinued operations, we may recognize impairment charges for such terminations.

If a payor does terminate or elects not to renew its relationship with us in a particular market, our ability to retain members associated with that payor in that market is limited. We and our physician partners must comply with the CMS Medicare Marketing Guidelines regarding communication and information provided to members, which limits the types of permissible communications that may be made to members. In addition, in Ohio, we are contractually prohibited from forming our own health plan, which effectively prohibits us from directly marketing to members in accordance with the CMS Medicare Marketing Guidelines.

If a payor with which we contract for these services loses its Medicare contract or CMS decides to discontinue or modify its MA or commercial plans in ways that permit or result in the payor contracting with another company to provide capitated care services to its members or to bring care delivery or risk-bearing functions in-house, our contract with that payor could be at risk and we could lose revenue. Additionally, payors with whom we currently contract in a particular geography may not maintain their government-awarded contracts in future years. Moreover, our inability to maintain our agreements with payors, in particular with key payors such as Humana, Aetna and UnitedHealthcare, which represent a significant portion of our MA membership in certain markets, or to negotiate favorable terms for those agreements in the future, could result in the loss of patients and could have a material adverse effect on our business, financial condition, cash flows, and results of operations.

### *We rely on our payors for timely and accurate membership attribution and assignment, data and reporting, and claims payment, each of which directly impacts our financial performance.*

We rely on our payors for timely and accurate membership attribution and assignment, data and reporting, and claims payment, and if our payors do not adequately fulfill these functions, fewer members may be attributed to our platform or we may not receive complete and accurate information necessary to effectively manage our business and forecast our expected profitability. We receive payments from payors based on the number of assigned or attributed members participating in Medicare, which can be based upon complex attribution algorithms provided by our payors that may not be accurate. Additionally, payors may choose to assign specific member populations to specialty risk-bearing organizations, which would decrease the number of members attributed to us. We may not be reimbursed for members that payors fail to assign or attribute to us, and we may incur costs for members that payors fail to timely de-attribute, which could result in lost margin and disruption to member care. Although we actively engage with our payors to help ensure that member attribution remains accurate and current, a payor's failure to accurately attribute or timely de-attribute members could materially reduce our revenues and have a material adverse effect on our business, financial condition, cash flows, and results of operations.

Payors also regularly provide us an array of data associated with patients attributed to our physician partners, including information related to revenue and risk adjustment factors for our members, and details associated with amounts paid by payors for medical services rendered to our members. To the extent a payor does not provide us with timely, complete or accurate data related to our members, or if we are unable to effectively ingest the information that payors provide to us, we and our physician partners may not be able to effectively manage the care of our members, operate our business, or forecast our expected profitability.

In addition, we are exposed to various risks related to our incentive programs with our payors, including those in which the payor typically has not delegated claims payment services to us, and therefore we rely on our payors to perform critical operational functions that directly impact our financial performance. If our payors do not timely and accurately process claims and reimburse us for all covered members, are unable to contract with providers at market-based rates, change their utilization management methodologies, or are unable to secure an adequate network of specialists, our business, financial condition, cash flows, and results of operations could be adversely impacted, particularly where we lack the ability to directly control or promptly remediate such issues.

*We are dependent on physician partners and other providers to effectively manage the quality and cost of care and perform obligations under payor contracts.*

Our success depends upon our continued ability to collaborate with and expand a network of high-caliber physician partners who can provide high quality of care, improve clinical outcomes and effectively manage healthcare costs, which are key drivers of our profitability. While the precise terms of each relationship vary, we do not employ our physician partners. Accordingly, our physician partners could demand an increased payment arrangement or take other actions, or fail to take actions, that could result in higher medical costs, lower quality of care for our members, harm to our reputation or create difficulty meeting regulatory or other requirements. Likewise, our physician partners could take actions contrary to our instructions, requests, policies or objectives or applicable law, or could have economic or business interests or goals that are or become inconsistent with our own. Further, our physician partners may not engage with our platform sufficiently to assist in improving overall quality of care and management of healthcare costs, which could produce results that are inconsistent with our estimates and financial models and negatively impact our growth.

In addition to receiving care from our physician partners, our members also receive care from an array of hospitals, specialists, ancillary, and other providers who typically contract directly with our payors. Similar to our physician partner relationships, we do not employ providers from whom our members receive care. As such, we cannot guarantee the quality and efficiency of services from such providers, over which we have no control. Members who receive poor quality healthcare from such providers may be dissatisfied with our physician partners, which would have a negative impact on member satisfaction and retention. Any of these consequences could adversely impact our business, financial condition and results of operations.

We could also experience significant losses if the expenses incurred to deliver healthcare services to our attributed members exceed revenues we receive from payors in respect of our attributed members. Under a capitation contract, a payor typically prospectively pays periodic capitation payments representing a prospective budget from which our physician partnerships manage healthcare expenses on behalf of the population enrolled with that physician partnership. To manage total medical services expense, we rely on our physician partners' ability to improve clinical outcomes, implement clinical initiatives to provide a better healthcare experience for our members and accurately and sufficiently document the risk profile of our members. While our contracts vary, generally, if the cost of medical care provided exceeds the corresponding capitation revenue we receive we may realize operating deficits, which are typically not capped, and could lead to substantial losses or otherwise impair our profitability.

*Difficulties in obtaining accurate and complete diagnosis data could have adverse consequences.*

The accurate and complete coding and documentation of diagnosis data underlying our members' existing disease conditions is important because our contracts with payors require the submission of complete and correct encounter data. Such data includes members' medical information, as documented by physicians, other medical professionals and hospitals, and is used by payors to attribute membership and reimburse healthcare providers for the services rendered. The accurate and complete coding and documentation of diagnosis is also important because the CMS risk adjustment model adjusts reimbursement for members with existing qualifying diagnoses. Additionally, in geographies in which payors adjudicate claim payments to the provider network, we rely on providers to submit accurate diagnosis information and other encounter data to payors. To the extent we or providers in our network fail to submit diagnosis data underlying our members' existing disease conditions, we may receive less medical services revenue than is necessary to provide healthcare services for such members. Furthermore, we project our medical services revenue in part based upon the data submitted and expected to be submitted to CMS. Failure by us or our provider network to submit complete and accurate diagnosis information or encounter data may result in inaccuracies in our projections of medical services revenue, or in other estimation processes. We may be held liable for inaccuracies or deficiencies in the submitted encounter data and potentially could be subject to financial penalties imposed by government authorities and breach of contract claims by payors. We have experienced, and may in the future experience, challenges in obtaining complete and accurate encounter data due to difficulties with our internal compliance and monitoring systems receiving and processing data from multiple systems, with physicians and third-party vendors submitting claims in a timely fashion and in the proper format, and with payors properly recording and coordinating such submissions. We may not be successful in collecting accurate and complete encounter data, correcting inaccurate or incomplete encounter data and developing systems that allow us to receive and process data from multiple systems. Further, it may be prohibitively expensive or impossible for us to collect or reconstruct historical encounter data.

*We depend on physician partners to accurately, timely and sufficiently document their services, and their failure to do so could result in nonpayment for services rendered or allegations of fraud. If any diagnosis information or encounter data is inaccurate or incorrect, claims or encounter data submissions to payors may not be compliant, resulting in potential overpayments, possible recoupments and possible liability under the federal FCA or through RADV audits.*

Our revenue will be negatively impacted if our physician partners or our network providers, including hospitals and specialist physicians, fail to accurately, timely and sufficiently document their services or if our internal compliance and monitoring programs fail to ensure that documentation is complete, timely and accurate. We rely upon physician partners to accurately, timely and sufficiently complete medical record documentation and assign appropriate reimbursement codes for their services. We also rely on our internal compliance and monitoring systems to ensure that documentation is complete, timely and accurate. However, we do not employ or control our physician partners, and accordingly any adverse effects on us regarding their noncompliance with documentation requirements are out of our control and are uncertain and unpredictable. Reimbursement is conditioned upon, in part, physician partners providing the correct procedure and diagnosis codes and properly documenting the services themselves, including the level of service provided and the medical necessity for the services. If our affiliated physicians have provided incorrect or incomplete documentation or selected inaccurate reimbursement codes, or if our internal compliance and monitoring procedures to ensure complete, timely and accurate submission of data are ineffective, this could result in nonpayment for services rendered or lead to allegations of billing fraud. See "Business—Healthcare and Other Applicable Regulatory Matters—Health Care Fraud Statute" in Item 1 of this Report.

In addition, CMS and the HHS Office of Inspector General perform audits of selected MA contracts related to risk adjustment diagnosis data. In these Risk-Adjustment Data Validation Audits ("RADV audits"), the government reviews medical records to determine whether physician medical record documentation and coding practices are compliant, which can result in the recovery of payments and other monetary penalties from managed care organizations if errors are identified and influence the calculation of premium payments by CMS to MA plans. For the 2027 plan year. CMS is proposing to exclude diagnoses identified in chart reviews (i.e., diagnoses not linked to a specific patient encounter) from the risk adjustment methodology, which could limit MA payors' ability to demonstrate that their particular members' health conditions require additional funds for care. Disclosure of any adverse investigation or audit results or sanctions could negatively affect our reputation and make it more difficult to attract members, physician partners and payors. Additionally, exception rates of existing documentation identified through a RADV audit may be extrapolated to an overall population of members attributed to a payor, which may result in a reduction of our revenues.

The DOJ has brought a number of investigations and actions under the federal FCA against both physicians and payors, including MA plans, for alleged falsification of diagnosis codes under the risk-adjustment methodology. The Medicare Risk Adjustment Factor ("RAF") scores attributable to members determine, in part, the revenue to which health plans and, in turn, we are entitled for the provision of medical care to such members. The data submitted to CMS by each health plan is based, in part, on medical charts and diagnosis codes submitted to health plans. Each health plan generally relies on us and our physician partners to maintain accurate medical records and appropriately document clinical diagnoses associated with medical services provided to members. If our physician partners have provided incorrect or incomplete documentation or selected inaccurate reimbursement codes, or if our internal compliance and monitoring systems fail to ensure that documentation is complete and accurate, we could be subject to potential civil and criminal penalties, including exclusion from government healthcare programs, such as Medicare, that constitute a substantial percentage of our total revenues. Furthermore, in some proceedings involving MA plans, there have been allegations that certain financial arrangements with providers violate other fraud and abuse laws, such as the federal Anti-Kickback Statute. While we believe that our data recordation practices and relationships with providers comply with applicable laws and regulations, such arrangements may be subject to audits, reviews and investigation, and the government may disagree with our position. Furthermore, an audit, review or investigation may result in substantial costs and may divert management's attention and resources.

Notwithstanding CMS audits or DOJ investigations, health plans may also perform RADV audits to determine if the medical records include appropriate documentation and coding practices are compliant. Such RADV audit results may result in substantial costs to contractual rates or revenue loss if our physician partners have provided incorrect or incomplete documentation or selected inaccurate reimbursement codes, or if our internal compliance and monitoring systems fail to ensure that documentation is complete and accurate.

A health plan may seek repayment from us as a result of the health plan's audit or should CMS make any payment adjustments as a result of its audits or hold us liable for any penalties owed to CMS for inaccurate or unsupportable RAF scores provided by us or our affiliated physician partners. We could, further, be liable for substantial penalties to the government under the FCA for each false claim, plus up to three times the amount of damages caused by each false claim, which can be as much as the amounts received directly or indirectly from the government for each such false claim.

In addition, payors may disallow, in whole or in part, requests for reimbursement based on determinations that certain amounts are not covered, services provided were not medically necessary, or supporting documentation was not adequate. Retroactive adjustments may change amounts realized from payors and result in recoupments or refund demands, affecting revenue already received.

Any of these consequences of inaccurate data recordation could have a material adverse effect on our business, financial condition cash flows and results of operations. Furthermore, a health plan may be randomly selected or targeted for review by CMS and the outcome of such a review may result in a material adjustment in our revenue and profitability, even if the information we submitted to the plan is accurate and supportable.

***We rely on third-party software and data to operate our business and provide services to our members and physician partners, and any restrictions on our use of, or ability to license, such third-party resources could adversely affect our business, financial condition, cash flows, and results of operations.***

We rely on software licensed from third parties, as well as data received from third parties, including government agencies, in order to operate our business. These licenses are generally commercially available on varying terms. It is possible that the licenses and rights necessary to use the software and data necessary for the provision of our services may not continue to be available on commercially reasonable terms, or at all, or that our use of such software or data may be restricted. Our suppliers of data may increase restrictions on our use of such data, fail to adhere to our quality-control standards or otherwise satisfactorily perform services or otherwise change the terms upon which we can access such data. Any loss of the right to use or receive any of this software or data could significantly increase our expenses and otherwise result in delays in the provision of our services until supplemental data is able to be obtained, or equivalent technology is either developed by us, or, if available from another source, is identified, obtained and integrated. In the future, we may need to obtain additional licenses from third parties in connection with our growth into new geographies or provision of new or supplemental services, and such additional licenses may not be available on commercially reasonable terms, or at all.

Furthermore, our use of additional or alternative third-party software or data requires us to enter into license agreements with third parties, and integration of new third-party software may require significant work and require substantial investment of our time and resources. Also, the software we license is complex and may contain errors or failures that are not detected until after the software is introduced or updated and new versions are released. In addition, it is possible that hardware failures or errors in the third-party software we use could result in data loss or corruption or cause the information to be incomplete or contain inaccuracies. Any undetected errors, defects or corruption in third-party software or data could prevent the deployment or impair the functionality of our software, delay new updates or enhancements to our services, result in a failure of our services and injure our reputation. We have limited control over such third-party providers, and these third parties may not continue to invest the appropriate levels of resources to maintain and enhance the capabilities of their software, continue to collect and disseminate relevant data, or even remain in business. Integration of software provided by various third parties is also less reliable than an owned, fully integrated network, which we do not have. Any failure or interruption in the services provided by these third parties could negatively impact our ability to operate, relationships with members and physician partners and adversely affect our business, financial condition, cash flows, and results of operations.

*We rely on third-party internet infrastructure and bandwidth providers for our operations, and any failure or interruption in the services provided by these third parties could negatively impact our ability to operate and our relationships with members and physician partners and adversely affect our business, financial condition, cash flows, and results of operations.*

Our ability to aggregate and evaluate member, physician partner, payor and other relevant data to facilitate our operations, including to process and adjudicate claims payments, provide data analytics and store data, depends on the development and maintenance by third parties of the internet infrastructure we use to operate our business. We rely on internal systems as well as third-party bandwidth and telecommunications equipment providers and other service providers to maintain and operate our internet-based services. This includes maintenance of a reliable network backbone with the necessary speed, data capacity, bandwidth capacity and security. Our services are designed to operate without interruption. However, we may experience future interruptions and delays in services and availability from time to time. In the event of an interruption or a catastrophic event with respect to one or more of the systems we use, we may experience an extended period of system unavailability, which could negatively impact our relationship with members, physician partners and payors. To operate without interruption, both we and our service providers must guard against:

- damage from fire, power loss, natural disasters and other events outside our control;

- communications failures;

- software and hardware errors, failures and crashes;

- cyberattacks, data security breaches, ransomware attacks, computer viruses, hacking, denial-of-service attacks and similar disruptions; and

- other potential interruptions.

If any of the foregoing occur, our reputation, operations and financial results may be materially adversely impacted. Further, any failure of or by the systems we use to handle the volume of use, either by us or others on such systems, or any increased volume of use, could significantly harm our business. We have limited control over our third-party internet infrastructure and bandwidth providers, and, as a result, limited ability to independently address problems with services they provide. Any errors, failures, interruptions or delays experienced in connection with these providers' services could negatively impact our relationships with members, physician partners or payors.

## Risks Related to Our Industry and Government Programs

*Consolidation in the healthcare industry could have a material adverse effect on our business, financial condition, cash flows, and results of operations.*

Many healthcare industry participants, including physician groups and payors, are consolidating to create larger and more integrated healthcare delivery systems with greater bargaining power, given their market share. We expect regulatory and economic conditions to result in additional consolidation. Physician groups or payors that have consolidated and are not already part of our network may try to use their increased bargaining power to negotiate better terms upon which to join our network. Consolidation may also result in the acquisition or future development by our partners or unaffiliated third parties of products and services that compete with us. Finally, consolidation may result in physician groups merging with, or being acquired by, each other or by health plans or other types of providers such as hospitals, and such groups may not have a need for our services which could reduce our market opportunity. Any of these potential results of consolidation could have a material adverse effect on our business, financial condition, cash flows, and results of operations.

*Substantially all of our total revenues relate to federal government healthcare programs, and reductions in their reimbursement rate or methodology applied to derive reimbursement, or discontinuation of such healthcare programs, would adversely affect our business, financial condition, cash flows, and results of operations.*

Substantially all of our total revenues relate to federal government healthcare coverage programs. The MA program accounted for substantially all of our revenues for our immediately preceding fiscal years. While the ACOs are not consolidated, they still have an impact on our profitability.

The policies and decisions made by the federal government regarding these programs, including the legislative and executive branches, have a substantial impact on our profitability. We cannot predict changes to these programs, and we may be unable to adapt our business to such changes, either at all or in relation to our competitors.

On an annual basis, CMS issues a final rule to establish the MA county-level benchmark payment rates for the following calendar year. Rates we receive from payors may be reduced as a result of annual reimbursement changes, changes to the risk-adjustment methodology (including revisions to the FFS normalization rate, coding intensity adjustment or other elements of the methodology) for the services we provide or other changes to the CMS reimbursement model. Any reductions in rates that we receive from payors could have a significant adverse impact on our revenue and financial results. We cannot predict the nature of future changes. The final impact of the MA rates can vary from any estimate we, or the market may have and may be further impacted by the relative growth of our MA patient volumes across markets as well as by the benefit plan designs submitted by the health plans. We have in the past and may in the future underestimate the impact of the changes in MA rates on our business, which could have a material adverse effect on our business, financial condition, cash flows, and results of operations. In addition, our MA revenues may continue to be volatile in the future, which could have a material adverse impact on our business, financial condition, cash flows, and results of operations. The rates we or our payors pay to physician partners are generally based on the Medicare FFS schedule, which is subject to change and outside our control. Increases in the Medicare FFS schedule could cause us or our payors to modify our physician partner reimbursement methodology in ways that we cannot predict, which would result in increases to our medical services expenses.

There are sometimes wide variations in the established reimbursement rates per member as a result of, among other things, members' risk status, acuity levels and age, plan benefit design and geography. As the composition of our membership base changes, due to programmatic, competitive, regulatory, benefit design, economic or other changes, there is a corresponding change to our premium revenue, costs and margins, which could have a material adverse effect on our business, financial condition, cash flows, and results of operations.

The financial aspects of the ACO REACH Model are set forth in an agreement between the ACO and CMS. CMS has the right to amend the agreement without the consent of the ACO for good cause or as necessary to comply with applicable federal or state law, regulatory requirements, accreditation standards or licensing guidelines or rules. We cannot predict whether CMS will amend such agreements and, if CMS amends such agreements, the impact such amendments may have on the financial aspects of our participation in the model, including, but not limited to, risk adjustment models used to set benchmarks, the rate book, capitation payment mechanisms and the calculation of shared savings and losses. Furthermore, changes to Medicare (including the ACO REACH Model) or MA, such as if CMS were to scale back models or cut MA payments, could have a significant adverse impact on our membership levels, revenue and financial results. CMS has announced that the ACO REACH Model will terminate at the end of 2026, and will be replaced by the LEAD Model beginning on January 1, 2027. While the LEAD Model is intended to be a successor to ACO REACH, there are many unknowns concerning the technical, operational and financial aspects of the model, including benchmark calculation, risk adjustment models and quality measures, which will have a significant impact on our decision to participate in the model. Changes in individual plan dynamics, such as changes in benefits provided by the payors, premiums charged by the payors or our payors' STAR ratings, could also adversely impact us.

***Uncertain or adverse economic and macroeconomic conditions, including a downturn or decrease in government expenditures, could have a material adverse effect on our business, financial condition, cash flows, and results of operations.***

Historically, government budget limitations have resulted in reduced spending. The existing federal deficit and continued deficit spending by the federal government and significant economic pressure on state budgets have the potential to lead to reduced government expenditures, including for government-funded programs in which we participate such as Medicare. Any sustained failure to identify and respond to these trends could have a material adverse effect on our business, financial condition, cash flows, and results of operations.

Unfavorable economic conditions could also impact enrollment in MA plans with our payors, cause our payors to change the benefits structure that is offered to our members or weaken our ability to raise additional capital on acceptable terms. For example, unfavorable economic conditions could cause our payors to reduce the benefits that are offered to our members and could result in the cancellation by certain members of our payors' products and services, which would reduce our overall membership, premiums and fee revenues. Any reduction in membership, premiums or fee revenues would, in turn, adversely affect the financial position of physician practice groups.

In addition, the macroeconomic environment has been characterized by, and may continue to be characterized by, high inflation, supply chain challenges, labor shortages, high interest rates, changes in trade policies and trade relations, foreign currency exchange volatility and volatility in global capital markets. Such adverse macroeconomic conditions may also affect our physician partners' or payors' operations and financial condition, which may in turn cause our physician partners or payors to elect not to renew their services agreements or affect their ability to pay amounts owed to us in a timely manner or at all, or adversely affect prospective physician partners' or payors' ability or willingness to enter into services agreements with us.

*We operate in a competitive industry, and if we are not able to compete effectively, our business, financial condition, cash flows, and results of operations will be harmed.*

Our industry is competitive and we expect it to attract increased competition, which could make it difficult for us to succeed. We currently face competition in various aspects of our business, including in offering a favorable reimbursement structure for physician partners and potential physician partners and attracting payors and physician partners who are not contracted with us, from a range of companies that provide a Total Care Model under different care models that could attract patients, providers and payors, including hospitals, managed service organizations and provider networks and data analysis consultants. Further, individual physicians who are contracted within our network may affiliate with our competitors. Competition from hospitals, managed service organizations and provider networks and data analysis consultants, payors and other parties could result in payors changing the benefit structure that is offered to our members, which could negatively impact our profitability and market share.

We compete against other providers of value-based care, in addition to numerous local provider networks, hospitals and health systems. Moreover, large, well-financed payors have in some cases developed their own managed services tools and may provide these services to their physicians and patients at discounted prices, or may seek to expand their relationships with additional competing physicians or physician networks, including in geographic areas we serve. This may result in a more competitive environment and increased challenges to grow at the rates we have projected. We expect that competition will continue to increase as a result of consolidation in the healthcare industry and increased demand for a Total Care Model.

Some of our competitors may have greater name recognition, particularly in local geographies, longer operating histories, superior products or services and significantly greater resources than we do. Further, our current or potential competitors may be acquired by or partner with third parties with greater available resources than we have. As a result, our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or customer requirements and may have the ability to initiate or withstand substantial benefits structure and premium competition. In addition, current and potential competitors have established, and may in the future establish, cooperative relationships with providers of complementary services, technologies or services to increase the attractiveness of their services.

Accordingly, new competitors or alliances may emerge that have greater market share, a larger customer base, better data aggregation systems, greater marketing expertise, greater financial resources and larger marketing teams than we have, which could put us at a competitive disadvantage. Our competitors could also be better positioned to serve certain segments of the healthcare delivery industry, which could create additional pressure on the premiums that our payors are able to charge. If we are unable to successfully compete, our business, financial condition, cash flows, and results of operations could be materially adversely affected.

*Our compensation and reputation are dependent on government performance standards and benchmarks, some of which depend on factors outside our control.*

We contract with payors that participate in government healthcare programs and, as a result, are required to satisfy certain conditions, performance standards and benchmarks which we may not be able to control. For example, as part of the ACA, the level of reimbursement each MA plan receives from CMS is dependent, in part, upon the quality rating of the plan. Such ratings impact the percentage of any cost savings rebate and any bonuses earned by such health plan. The CMS STAR rating system considers various measures, including, among others, quality of care, preventive services, chronic illness management and customer satisfaction. Agreements with certain of our payors may condition amounts paid to us based upon improvements to contracted payors' STAR ratings. Further, on April 12, 2023 CMS published a Final Rule (the "2023 Final Rule") that sets forth several provisions that would, among other things, impact the STAR ratings program, including: (i) developing a health equity index to reward contracts that obtain a high measure-level score for the subset of enrollees with specified social risk factors, (ii) reducing the weight of patient experience/complaints and access measures, and (iii) removing select measures. Additionally, in its Proposed Rule for 2027 Medicare Advantage payment policies (the "2027 Proposed Rule"), CMS is soliciting input on future measures and concepts for the STAR ratings program.  Whether CMS will make further revisions to the STAR ratings program, and the impact of any such changes, is unknown at this time. If we are not eligible for quality bonuses or if we contract with payors who experience a reduction in their STAR ratings, we may experience a negative impact on our revenues, which could materially and adversely affect the marketability of our platform, partnership and network model to physicians, our membership levels and our business, financial condition, cash flows, and results of operations. Further, our payors' STAR ratings are based on the services they provide to their overall contracted attributed membership in a defined geography. As a result, even if we effectively engage and manage our membership, changes in such payors' STAR ratings are outside our control. Furthermore, CMS has terminated MA plans that have had a low-quality rating for three consecutive years. Low-quality ratings can potentially lead to the termination of certain plans with which we contract, or a shifting of beneficiaries to alternative plans with higher STAR ratings, which could in turn have a material adverse effect on our business, financial condition, cash flows, and results of operations.

***Government funding for healthcare programs is subject to statutory and regulatory changes, administrative rulings, interpretations of policy and determinations by intermediaries and governmental funding restrictions, all of which could materially impact program coverage and reimbursements for both institutional and professional services.***

The healthcare industry in the U.S. has undergone and may continue to undergo significant structural change and is rapidly evolving. Such changes could ultimately result in substantial changes in Medicare coverage and reimbursement, as well as changes in coverage or amounts paid by private payors, which could have an adverse impact on our revenues from those sources. The frequent enactment of, changes to or interpretations of laws and regulations relating to healthcare could, among other things: force us to restructure our relationships with payors and physician partners within our network; require us to implement additional or different programs and systems; restrict revenue and member growth; increase our medical and administrative costs; impose additional capital and surplus requirements; increase or change our liability to members in the event of malpractice by our physician partners and potentially increase, or add new, criminal, civil and administrative penalties that could be imposed on us in the event our operations were found to be non-compliant with new or existing laws and regulations. In addition, changes in political party or administrations at the state or federal level may change the attitude towards healthcare programs and result in changes to the existing legislative or regulatory environment.

Government funding for healthcare programs is subject to statutory and regulatory changes, executive branch action, administrative rulings, interpretations of policy and determinations by intermediaries and governmental funding restrictions, all of which could materially impact program coverage and reimbursement levels. Various legislative, judicial and executive efforts have made the status of federal healthcare program funding and many other aspects of the U.S. healthcare system, particularly the status of reforms implemented under the ACA, unclear. Budget pressures often lead the federal government to reduce or impose limitations on reimbursement rates, which has in the past resulted, and could in the future result, in substantial reductions in our revenue and operating margins.

There is also uncertainty regarding both MA payment rates and beneficiary enrollment, which, if reduced, would adversely affect our overall revenues and net income. Each year, CMS issues a final rule to establish the MA benchmark payment rates for the following calendar year. Any reduction to such benchmark rates or an increase that is lower than anticipated may have a material adverse effect on our business, financial condition, cash flows, and results of operations. We may be further impacted by the relative growth of our MA patient volumes across geographies. However, MA enrollment may not continue to grow at the same rate it has over the last decade. Further, we may not capture a material portion of enrollments, particularly since MA enrollment is increasingly concentrated amongst a small group of payors. Uncertainty over MA payment rates and enrollment presents a continuing risk to our business, particularly in recent years, as MA payment rates have been subjected to increased scrutiny.

We are unable to determine how any future federal spending cuts or other industry changes and reform will affect Medicare reimbursement and, accordingly, our business. There likely will continue to be legislative and regulatory proposals at the federal level directed at containing or lowering the cost of healthcare that, if adopted, could have a material adverse effect on our business, financial condition, cash flows, and results of operations. Our inability to keep pace with changes in government regulations and the healthcare industry could constrain our ability to grow and could have a material adverse effect on our business, financial condition, cash flows, and results of operations.

***Regulatory proposals directed at containing or lowering the cost of healthcare, including the ACO REACH Model, and our participation, voluntary or otherwise, in such proposed models, could impact our business, financial condition, cash flows and operations.***

The CMS Innovation Center continues to test an array of alternative payment models that could impact our business, financial condition, cash flows and operations. For example, the CMS Innovation Center has created the ACO REACH Model to allow a variety of different organizations called ACOs to negotiate directly with the government to

manage traditional Medicare beneficiaries and share in the savings and losses generated from managing such beneficiaries. We, in conjunction with some of our physician partners, began participating in the ACO REACH Model in certain geographies in 2023. The ACO REACH Model's economic structure, including risk adjustment methodologies, quality reporting and model timelines, has been built upon CMS' experience with other programs, including MA and the Medicare Shared Savings Program, but also has new elements, such as a risk adjustment model developed specifically for use in the ACO REACH Model. Likewise, the ACO REACH Model rate book is based on the same methodology used for the MA rate book but has been modified in light of the characteristics of the ACO REACH Model. Because the ACO REACH Model is an evolving program, we are unable to determine how the ACO REACH Model, or other alternative payment models promulgated by the CMS Innovation Center, such as the LEAD Model, will affect Medicare reimbursement and capitation benchmarks. For example, if the CMS Innovation Center fails to ensure the long-term predictability of revenue under the ACO REACH Model, or the LEAD Model, which begins in 2027 and is intended as a successor program to ACO REACH, such reimbursement instability could adversely impact our business, financial condition, cash flows and operations. Additionally, if the CMS Innovation Center fails to streamline incentive program requirements for physicians across payment models, such conflicting requirements may impose additional compliance burdens on our affiliated physician partners' practices, which may have a material adverse effect on process, quality and efficiency.

We are unable to predict how states will regulate ACOs and our participation in the ACO REACH Model or any future accountable care model such as the LEAD Model. For example, certain states in which we operate may require ACOs to obtain specific licensure to participate in the ACO REACH Model and assume risk directly from CMS, which may require us to maintain certain levels of tangible net equity, meet working capital requirements, or expend significant resources on operational development. Alternatively, CMS may choose to limit additional new ACO entrants in future years to those who attend to underserved communities or are controlled by provider entities.

There likely will continue to be regulatory proposals directed at containing or lowering the cost of healthcare that, if adopted, could have a material adverse effect on our business, financial condition, cash flows, and results of operations, including with respect to our contractual relationships with providers and payors.

***We, as well as our physician partners and affiliates, have in the past, and could in the future, be subject to federal and state investigations, audits and enforcement actions.***

Federal, state and payor enforcement activity could adversely affect our business, financial condition, cash flows, and results of operations. Due to our payors' participation in government and private healthcare programs, we are from time to time involved in inquiries, reviews, audits and investigations by governmental agencies and private payors of our business practices, including assessments of our compliance with coding, billing and documentation requirements and compliance with rules governing delegation of insurance functions, ranging from claims management to utilization review. In this regard, both federal and state government agencies have active civil and criminal enforcement efforts against healthcare companies and their executives and managers. These investigations could also be initiated by private whistleblowers.

Responding to audit and investigative activities can be costly and disruptive to our business, even when the allegations are without merit. If we are subject to an audit or investigation, a finding could be made that we have violated relevant state or federal legal standards in our operations or in how we have structured our arrangements and relationships or that we or our affiliates have erroneously billed or were incorrectly reimbursed. At the conclusion of such audits or investigations, we may be required to repay such agencies or payors, and may be subjected to pre-payment reviews, which can be time-consuming and result in non-payment or delayed payments for the services we or our affiliates provide. We may also be subject to financial sanctions, exclusion, or may be required to modify our operations.

Investigations, audits or enforcement actions with respect to our physician partners could have an adverse effect on us. We do not directly employ or control our physician partners, and accordingly any adverse effects on us regarding such government activities are outside our control and are uncertain and unpredictable.

***We may be subject to regulatory inquiries and corrective action plans imposed by our payors and may be required to contribute a material amount of risk-bearing capital to our local operating subsidiaries.***

We may be subject to regulatory inquiries and corrective action plans imposed by our payors and we may be audited by payors and regulatory bodies. In some cases, payors and regulatory bodies have required us to contribute a material amount of risk-bearing capital to our local operating subsidiaries in the form of letters of credit or restricted deposits, and we expect that payors and regulatory bodies will continue to require us to contribute risk-bearing capital

going forward. There is also a risk that such risk-bearing capital amounts may be increased in the future as a result of regulatory changes, changes in performance by our local operating subsidiaries and physician partners and expansion of our business.

***Repayment obligations arising out of payor audits, such as CMS RADV audits, can be significant and adversely impact reimbursement rates.***

Our payors are subject to audit by government health plans, including, but not limited to, CMS, in connection with the MA program. CMS and the HHS Office of Inspector General perform RADV audits, which can result in the recovery of payments from managed care organizations if errors are identified and influence the calculation of premium payments by CMS to MA plans. In addition, certain of our payor contracts incorporate language that enables payors to recoup funding from us in the event that CMS requires payment under a RADV audit. As a result of such audits and contracts, our payors may demand recoupments or adjustments from us, bring recovery proceedings against us, require us to submit and implement corrective action plans, or terminate agreements with our physician partners. The results of RADV audits could also adversely impact the compensation we receive from payors, which could have a material adverse effect on our revenue. Disclosure of any adverse audit results could also negatively affect our reputation and make it more difficult to attract members, physician partners and payors.

***CMS may modify the methodology utilized to determine revenue associated with MA members, including but not limited to the CMS Risk Adjustment Processing System for calculating risk adjustment factors, which could adversely impact us.***

Changes to how CMS calculates revenues associated with MA members, as well as members' risk adjustment factors under the MA program, could adversely impact our revenues or understate risk adjustment factors for our members, causing us to be underpaid relative to expenses incurred, especially for members with severe or chronic medical conditions. CMS is currently phasing in the process of calculating risk adjustment factors using diagnosis data from the Encounter Data System ("EDS") rather than using diagnosis data from the CMS Risk Adjustment Processing System ("RAPS"). The RAPS process requires MA plans to apply a filter logic based on CMS guidelines and only submit diagnoses that satisfy those guidelines. Conversely, the EDS process requires MA plans to submit all encounter data, and CMS will apply the risk adjustment filtering logic to determine the risk adjustment factors. The phase-in from RAPS to EDS could result in different risk adjustment factors from each dataset as a result of plan processing issues, CMS processing issues and filtering logic differences between RAPS and EDS. Such changes in risk adjustment factors could have a material adverse effect on our business, financial condition, cash flows, and results of operations.

CMS may annually adjust other components of the methodology utilized to determine revenues associated with MA members, including but not limited to the fee for service normalization factor, coding intensity adjustment or corridors utilized to determine calculations contributing to rebate amounts or STAR ratings. Such revisions could result in a reduction of our revenues. Our revenues could be further reduced by budget reconciliation bills, which could increase the MA coding intensity adjustment.

***Negative publicity regarding the managed healthcare industry generally could adversely affect our results of operations or business.***

Negative publicity regarding the managed healthcare industry generally, or the MA program in particular, may result in increased regulation and legislative review of industry practices that further increase our costs of doing business and adversely affect our results of operations or business by:

- requiring us to change our platform and services;

- increasing the regulatory, including compliance, burdens under which we operate, which, in turn, may negatively impact the manner in which we provide services and increase our costs;

- adversely affecting our ability to market our services through the imposition of further regulatory restrictions regarding the manner in which plans market to MA enrollees; or

- adversely affecting our ability to attract and retain physician partners and have patients attributed to those physician partners.

## Legal and Regulatory Risks

***The healthcare industry is heavily regulated at the federal, state and local levels and government authorities may determine that we fail to comply with applicable laws or regulations and take actions against us.***

As a company involved in the healthcare industry with substantially all of our revenue derived from government programs, our business activities are subject to substantial governmental regulation. There are significant costs involved in complying with these laws and regulations. If we are found to have violated any applicable laws or regulations, we could be subject to civil or criminal damages, fines, sanctions or penalties, including exclusion from participation in government healthcare programs, such as Medicare, and we may be required to change our method of operations and business strategy. These consequences could be the result of our prior or current conduct, and prior to existing physician partners joining our network. We have in the past incurred, and may in the future incur, significant costs to defend ourselves if we become the subject of an investigation or legal proceeding alleging a violation of these laws and regulations. A federal, state or local government could determine that we are not operating in accordance with the law. Further, it is unknown, whether, when or how the laws, or the interpretation thereof, will change in the future and impact our business, financial condition, cash flows, and results of operations.

In addition, some of the governmental and regulatory bodies that regulate us may consider enhanced or new regulatory requirements or may seek to exercise their supervisory or enforcement authority in new or more robust ways. Any of these possibilities, if they occur, could adversely affect us.

Our operations are subject to extensive federal, state and local government laws and regulations, such as:

- federal and state laws, and related regulations, including the fraud and abuse laws such as the FCA and Health Care Fraud Statute, which impose civil and criminal liability on individuals or entities that knowingly submit false or fraudulent claims for payment, or knowingly make, or cause to be made, a false statement in order to have a false claim paid, including *qui tam* or whistleblower suits, and impose civil monetary penalties on entities that fail to disclose and repay known overpayments;
- federal and state anti-kickback laws, and related regulations, which generally prohibit arrangements intended to induce or reward referrals for items or services reimbursable by a healthcare program;
- federal and state physician self-referral prohibition statutes, and related regulations, which generally prohibit physicians from referring a patient to an entity providing certain DHS if the physician (or his/her immediate family member) has a financial relationship with that entity;
- provisions of, and regulations enacted pursuant to, HIPAA, as amended, HITECH, and the American Recovery and Reinvestment Act of 2009, as well as similar or more stringent state laws, regarding the collection, use and disclosure of health information;
- provisions of, and regulations enacted pursuant to, the $21^{st}$ Century Cures Act, regarding interoperability and prohibitions against information blocking;
- federal laws and regulations that require providers to enroll in the Medicare program before submitting any claims for services, to promptly report certain changes in operations to the agencies that administer these programs, and to re-enroll in these programs when changes in direct or indirect ownership occur or in response to revalidation requests from Medicare;
- federal and state laws that govern managed care organizations, such as our payors, and downstream contracted entities, such as our RBEs, including laws governing timely payment of claims, quality assurance, utilization review, credentialing, financial solvency, downstream transfers of risk and payor-provider contractual relationships;
- state laws that govern the activities of third-party administrators and utilization review agents;
- laws relating to competition and anticorruption; and
- state laws that prohibit general business entities from practicing medicine, controlling physicians' medical decisions or engaging in certain practices, such as splitting fees with physicians.

These and other healthcare laws and regulations that may affect us are further described in "Business—Healthcare and Other Applicable Regulatory Matters" in Item 1 of this Report.

The laws and regulations applicable to our business are complex, changing and often subject to varying interpretations. Additionally, in its June 2024 decision in *Loper Bright Enterprises v. Raimondo* (the "Loper decision"), the U.S. Supreme Court overturned the longstanding Chevron doctrine, under which courts were required to give deference to regulatory agencies' reasonable interpretations of ambiguous federal statutes. The Loper decision could result in additional legal challenges to regulations and guidance issued by federal agencies applicable to our operations. Further, the Loper decision may result in increased regulatory uncertainty, inconsistent judicial interpretations and other impacts to the agency rulemaking process. We cannot predict which additional measures may be adopted or the impact of current and additional measures on the programs and regulations we rely on, which could have a material adverse effect on our business, financial condition and results of operations. As a result, we may not be able to adhere to all applicable laws and regulations. Any violation or alleged violation of any of these laws or regulations by us or our affiliates, or our physician partners or payors, could have a material adverse effect on our business, financial condition, cash flows, and results of operations. We may in the future be a party to various and material lawsuits, demands, claims, *qui tam* suits, government investigations and audits or government enforcement actions, of which any could result in, among other things, substantial financial penalties or awards against us, reputational harm, termination of relationships or contracts related to our business, mandated refunds, substantial payments made by us, required changes to our business practices, exclusion from future participation in Medicare and other healthcare programs and possible criminal penalties.

If we are found in violation of applicable laws or regulations, we could suffer severe consequences that would have a material adverse effect on our business, results of operations, financial condition, cash flows, reputation and stock price, including:

- suspension or termination of our participation in federal or state health care programs;

- criminal or civil liability, fines, damages or monetary penalties for violations of healthcare fraud and abuse laws, including the federal FCA, Healthcare Fraud Statutes, CMPL, Anti-Kickback Statute and Stark Law;

- enforcement actions by governmental agencies or claims for monetary damages by patients under federal or state patient privacy laws, including HIPAA;

- enforcement actions by governmental agencies or monetary penalties for violations of the 21st Century Cures Act;

- repayment of amounts received in violation of law or applicable payment program requirements, and related monetary penalties;

- mandated changes to our practices or procedures that materially increase operating expenses;

- imposition of corporate integrity agreements that could subject us to ongoing audits and reporting requirements as well as increased scrutiny of our billing and business practices;

- termination of various relationships or contracts related to our business; and

- harm to our reputation which could negatively affect our business relationships, decrease our ability to attract or retain patients and physicians, decrease access to new business opportunities and impact our ability to obtain financing, among other things.

Responding to lawsuits and other proceedings as well as defending ourselves in such matters may require management's attention and cause us to incur significant legal expense. It is also possible that criminal proceedings may be initiated against us or individuals in our business in connection with investigations by the federal government.

We rely on our physician partners to comply with certain laws or regulations, including licensure and certification requirements to provide healthcare services, operate facilities or administer pharmaceuticals in the states in which we conduct business, and billing and coding compliance with respect to the provision of services. Although we provide some high-level training, and, if needed, supplemented clinical or coding staff as appropriate, to ensure that all health conditions are assessed and sufficiently documented by our physician partners and network providers, and we perform audits on this process, we do not as a general matter supervise or control our physician partners or network providers; accordingly, any adverse effects on us regarding their noncompliance are out of our control and are uncertain and unpredictable.

***If our physician alignment strategies with our physician partners—including the formation of risk and shared savings pools, making downstream payments and joint venture arrangements—are not in compliance with the state and federal fraud and abuse laws, including physician incentive plan laws and regulations, we could be subject to penalties.***

A central component of our clinical and operational strategy is to encourage alignment with our physician partners so as to incentivize them to increase the quality of care while appropriately managing overall costs and participate in various care management and care coordination programs. Such alignment is often achieved through the design of risk or other incentive pools, with gating quality metrics that participating physician partners must first satisfy before being allowed to share in cost savings. In other instances, we may support the delivery of care through a number of means, such as the provision of additional capital to improve and enhance the delivery of quality of care and improve access to quality care or by entering into a joint venture with a physician partner and other healthcare entities.

All such arrangements can implicate, and must be structured to be in compliance with, all applicable federal and state fraud and abuse laws including the federal Anti-Kickback Statute and the Stark Law. See "Business—Healthcare and Other Applicable Regulatory Matters—Federal and State Anti-Kickback Statutes" and "Business—Healthcare and Other Applicable Regulatory Matters—Stark Law" in Item 1 of this Report.

The laws and regulations are complex and the interpretations of those laws continue to expand and evolve. We may not be successful in structuring our arrangements in compliance with them. Should government regulatory or enforcement authorities find any arrangement to be out of compliance with such laws or regulations, then criminal, civil and administrative penalties could be imposed on us or on our physician partners and affiliated entities.

In addition, all such arrangements can implicate, and must be structured in compliance with, state and federal laws and regulations that prohibit payors and their downstream entities from linking physician incentives to reducing or limiting necessary medical services to patients. Violation of such laws or regulations can subject payors to significant civil monetary penalties, as well as possible sanctions, such as suspension of the payor's enrollment of patients, suspension of communication activities to potential patients and exclusion from government healthcare programs. Our failure to comply with these laws could cause us to be in breach of our agreements with payors, which could lead to significant financial penalties or termination of our contracts with payors, all of which could materially and adversely affect our business, financial condition, cash flows, and results of operations.

***Our business development and member engagement activities may implicate laws and regulations regarding marketing, beneficiary inducements, telemarketing and use of protected health information, a violation of which could subject us to significant penalties and have an adverse effect on our business.***

Medicare product marketing and sales activities are regulated by CMS and states in which we operate. Medicare Managed Care marketing requirements are outlined in the Medicare Marketing Guidelines, a sub-regulatory guidance document updated periodically. CMS has oversight over all MA marketing materials and outreach activities. To maintain appropriate beneficiary safeguards while not impeding the physician-patient relationship, the Medicare Marketing Guidelines set forth acceptable activities in the healthcare setting. For example, payors may not allow contracted physicians to accept/collect scope of appointment forms but may allow contracted physicians to make available communication materials regarding MA plans outside of areas where care is being delivered. Notably, the 2024 Final Rule (for the 2025 plan year) included, among other things, significant new MA marketing requirements for agent and broker compensation. The 2024 Final Rule included distinct changes to the marketing regulations as well as broad-ranging provisions that address how payors compensate agents and brokers and that limit how payors may enroll beneficiaries who are dually eligible for Medicare and Medicaid ("DSNP") outside of the open enrollment period. CMS finalized these changes to reduce the aggressive marketing practices. In addition, through our participation in the CMS ACO REACH Model, we (either as an ACO or as a service provider to our physician partners who are participating in the model) must comply with provisions in the participation agreements with CMS regarding marketing and outreach activities. For example, ACOs must have their plans for marketing activities approved by CMS and are prohibited from engaging in some forms of marketing activities such as door-to-door solicitation. Similarly, state laws governing managed care organizations also address allowable marketing and enrollee communication practices.

Marketing and outreach activities undertaken in the healthcare industry—whether undertaken by or on behalf of providers and payors—are subject to a complex web of laws and regulations designed to prevent fraud and abuse. See the section titled "Business—Healthcare and Other Applicable Regulatory Matters—Federal and State Anti-Kickback Statutes" and "Business—Healthcare and Other Applicable Regulatory Matters—Civil Monetary Penalties Statute" in Item

1 of this Report. Our physician partners and the payors with which we contract risk violating applicable state and federal fraud and abuse laws—including the Anti-Kickback Statute and CMPL—and laws governing marketing and member outreach (e.g., the Medicare Marketing Guidelines). Failure to comply with such laws can lead to severe penalties, including sanctions, fees, civil monetary penalties, imprisonment, damages, termination of a MA contract by CMS, and exclusion from participation in federal healthcare programs. The imposition of such penalties against our physician partners or the payors with which we contract, could have a material adverse effect on our business, financial condition, cash flows, and results of operations.

Our business development and member engagement activities may implicate the TCPA, related Federal Communication Commission ("FCC") orders and analogous state laws which impose significant restrictions on the ability to utilize telephone calls and text messages to mobile telephone numbers as a means of communication, when the prior consent of the person being contacted has not been obtained. See "Business—Healthcare and Other Applicable Regulatory Matters—Consumer Protection Laws" in Item 1 of this Report. A determination that we, one of our affiliates, one of our vendors or one of our physician partners violated the TCPA or other communications-based statutes could expose us to significant damage awards that could, individually or in the aggregate, materially harm our business, financial condition, cash flows, and results of operations.

Certain failures by our physician partners to comply with these laws could have an adverse effect on us. We do not directly employ or control our physician partners, and accordingly any adverse effects on us regarding their noncompliance are out of our control and are uncertain and unpredictable.

These activities also implicate privacy laws, such as HIPAA and analogous state laws, which limit how we and our affiliates can use an individual's PHI in connection with marketing activities and member outreach activities. A violation of such laws could subject us to significant penalties.

### *Our physician partners are subject to federal and state healthcare fraud and abuse laws and regulations.*

Our physician partners are subject to various federal and state laws pertaining to healthcare fraud and abuse, including, among others, the federal Anti-Kickback Statute, Stark Law and FCA and analogous state laws. See "Business—Healthcare and Other Applicable Regulatory Matters" in Item 1 of this Report. Violations of these laws can occur under many different circumstances, including, for example, if a physician partner is engaging in prohibited financial and referral relationships with other physicians or providers; is improperly documenting and coding for services; is making prohibited internal referrals for certain services covered by the Stark Law or analogous state laws or is providing benefits to induce patients to self-refer. Depending on the circumstances, violations of these laws can be punishable by criminal and civil sanctions, including exclusion from participation in federal and state healthcare programs, as well as significant potential monetary liabilities. Should government authorities find that our physician partners have violated applicable law or regulations, our physician partners could be subject to criminal and civil penalties that could adversely affect our reputation and have a material adverse effect on our business, financial condition, cash flows, and results of operations.

In addition, our physician partners are subject to federal, state and local licensing regulations relating to, among other things, professional credentialing, the ability to practice medicine, professional ethics and prescribing medication and controlled substances. See "Business—Healthcare and Other Applicable Regulatory Matters—Other Laws and Regulations" in Item 1 of this Report. If our physician partners fail to obtain and maintain all necessary licenses, certifications, accreditations and other approvals and operate in compliance with applicable healthcare and other laws, their ability to provide medical services to members would be impaired.

Given our reliance on anchor physician practices in some geographies, such noncompliance could materially and adversely affect our business, financial condition, cash flows, and results of operations. We do not directly employ or control our physician partners, and accordingly any adverse effects on us regarding their noncompliance with laws and regulations are out of our control and are uncertain and unpredictable.

***Our use, disclosure and processing of personally identifiable information, PHI, and de-identified data is subject to HIPAA and state patient confidentiality laws, and our failure to comply with those regulations or to adequately secure the information we hold could result in significant liability or reputational harm and, in turn, cause a material adverse effect on our members, revenue, and operations.***

Numerous state, federal, and international laws and regulations govern the collection, dissemination, use, privacy, confidentiality, security, availability, integrity and other processing of PHI and, more broadly, personally identifiable information whether or not related to healthcare. These laws and regulations include HIPAA, as amended by the HITECH Act. HIPAA establishes a set of national privacy and security standards for the protection of PHI by health plans, healthcare clearinghouses and certain healthcare providers, referred to as covered entities, and the business associates with which such covered entities contract for services. Components of our business are considered "covered entities" under HIPAA and others are considered "business associates" of our healthcare partners and payors.

HIPAA requires covered entities and business associates to develop and maintain policies and procedures with respect to PHI that is used or disclosed, including the adoption of administrative, physical and technical safeguards to protect such information. HIPAA also implemented the use of standard transaction code sets and standard identifiers that covered entities must use when submitting or receiving certain electronic healthcare transactions, including activities associated with the billing and collection of healthcare claims.

In addition to federal regulations issued under HIPAA, several states have enacted their own data privacy and security statutes or regulations that govern the use and disclosure of a person's health information or records. Such state laws, if more stringent than HIPAA requirements, are not preempted by the federal requirements, and we are required to comply with them. See "Business—Healthcare and Other Applicable Regulatory Matters—Federal and State Privacy and Security Requirements" in Item 1 of this Report. These and other laws and regulations affecting data security and data privacy, including international laws and regulations relevant to our business, are often uncertain, contradictory and subject to changing interpretations, and we expect new laws, rules and regulations regarding data privacy and information security to be proposed and enacted in the future. This complex, dynamic legal landscape creates significant compliance issues and potentially exposes us to expense, adverse publicity and liability. The regulatory framework for data privacy and security issues worldwide is evolving and is likely to remain in flux for the foreseeable future, so it is unclear how regulatory changes could impact our business or the costs of compliance, though the impacts and costs seem likely to increase. The general legal trend in the data privacy and security area is toward the broader adoption of more stringent laws and toward more aggressive enforcement.

The data privacy and security measures we and our third-party service providers have implemented may not adequately protect us from the risks associated with the storage and transmission of customer information and PHI. The security measures that we, and our third-party vendors and subcontractors, have in place to promote compliance with data privacy and data security laws may not protect our facilities and systems from data security breaches, acts of vandalism or theft, computer viruses, misplaced or lost data, programming and human errors, or other similar events. In the event that new data security laws are implemented, we may not be able to timely comply with such requirements, or such requirements may not be compatible with our current safeguards. Changing our safeguards could be time-consuming and expensive, and failure to timely implement required changes could subject us to liability for non-compliance. Under HIPAA, certain of our entities are directly liable for any data privacy and data security breaches that occur in our capacity as a covered entity. Under the HITECH Act, as business associates, our RBEs may also be directly liable under certain circumstances for data privacy and data security breaches and failures of our subcontractors. We from time-to-time experience security and privacy issues that require assessment of our duties and obligations under HIPAA, and we cannot guarantee that we will not face security or privacy breaches in the future. Additionally, the investigation and remediation of privacy breaches may result in additional material direct or indirect costs.

We incur substantial costs related to ordinary-course compliance with HIPAA and the HITECH Act. Such compliance could also require us to change our practices in a manner adverse to our business. Failure to comply with any applicable standards regarding patient privacy, or data privacy and data security more generally, may subject us to penalties, including significant civil monetary penalties and, in some circumstances, criminal penalties. In addition, any such failures may injure our reputation and adversely affect our ability to retain customers and attract new customers. Even an unsuccessful challenge by regulatory authorities could result in adverse publicity and could require a costly response. Additionally, on December 1, 2022, HHS OCR issued guidance on the use of tracking technologies on websites and mobile applications, indicating that certain information collected from websites and applications may implicate HIPAA. Although HIPAA does not itself provide a private right of action, it is commonly cited in consumer actions that allege improper use and disclosure of sensitive patient data: use of tracking technologies, such as cookies, web beacons, and pixels, by covered entities or their business associates has recently been subject to class action lawsuits alleging improper disclosure of patient information. Any of the foregoing consequences could have a material adverse impact on our business, financial condition, cash flows, and results of operations. Certain failures or non-compliance by our physician partners under these laws could result in their being required as covered entities to report to governmental authorities and patients, implement expensive corrections and pay civil penalties. For example, we note that in 2019, the Office of Civil Rights announced the creation of its Right of Access Initiative, intended to support individuals' right of timely access to their health records. Since the creation of the Right of Access Initiative, there has been substantial enforcement activity related to covered entities' alleged failures to provide individuals with timely access to their health records. To the extent the physician partners' non-compliance with HIPAA rules and regulations impacts members who are attributed to our RBEs (e.g., through the loss of PHI or failure to provide timely access to health records), or otherwise implicates our data processing or billing operations, we could suffer reputational harm or a material adverse effect on our business, financial condition, cash flows, and results of operations.

***Failure to obtain or maintain an insurance license, a certificate of authority or an equivalent authorization allowing our participation in downstream risk-sharing arrangements with payors could subject us to significant penalties and adversely impact our operations.***

Regulation of downstream risk-sharing arrangements, including, but not limited to, global risk and other value-based arrangements, varies significantly from state to state. See "Business—Healthcare and Other Applicable Regulatory Matters—Federal and State Insurance and Managed Care Laws" in Item 1 of this Report. We therefore expect uncertainty regarding whether our operations fall within the scope of certain laws or regulations.

If a state in which we currently operate, or a new geography, views our participation in risk-sharing arrangements as the assumption of insurance risk, the arrangement may fall within the purview of state insurance or managed care laws. If so, in connection with our continued operations or our expansion into new geographies, we may be required to obtain a state insurance or managed care license (or some other type of registration) and comply with the state's insurance or managed care laws and regulations. Such laws and regulations may subject us to significant oversight by state regulators in the form of periodic reporting and audits, required financial reserves and refraining from taking certain actions without prior regulatory approval. The majority of states do not explicitly address whether and in what manner the state regulates the transfer of risk by a payor to a downstream entity, and in such states, regulators may nonetheless interpret statutes and regulations to regulate such activity. If downstream risk-sharing arrangements are not regulated directly in a particular state, the state regulatory agency may nonetheless require oversight by the licensed payor as the party to such a downstream risk-sharing arrangement. Such oversight is accomplished via contract and may include the imposition of reserve requirements and reporting obligations. Failure to comply with these direct and indirect oversight laws can result in significant monetary penalties, administrative fines, fraud or misrepresentation charges, denial of future insurer applications or loss of membership or suspension of membership growth.

***Laws regulating the corporate practice of medicine could restrict the manner in which we are permitted to conduct our business, and the failure to comply with such laws, or any changes to such laws or regulations or similar laws or regulations could subject us to penalties and restructuring or have a material adverse effect on our consolidation of the accounts of our majority-owned subsidiaries.***

As a corporate entity, we are not licensed to practice medicine. Some of the states in which we operate limit the practice of medicine to licensed individuals or professional organizations comprising licensed individuals, and lay business corporations generally may not exercise control over the medical decisions of physicians. Certain state regulatory bodies have taken the position that an arrangement that confers too much control over a physician practice to a non-medical professional entity may violate the corporate practice of medicine doctrine. See "Business—Healthcare and Other Applicable Regulatory Matters—Corporate Practice of Medicine" in Item 1 of this Report. A violation of the corporate practice of medicine doctrine constitutes the unlawful practice of medicine, which is subject to fines and other legal consequences. Penalties for violating fee-splitting statutes or regulations may include medical license revocation, suspension, probation or other disciplinary actions.

It is possible that a state regulatory agency or a court could determine that under applicable rules governing the corporate practice of medicine, we are violating the corporate practice of medicine doctrine or that our arrangements constitute unlawful fee splitting. As a result, our arrangements could be deemed invalid, potentially resulting in a loss of revenues and an adverse effect on results of operations derived from such arrangements. We could be subject to civil or other legal consequences, and our agreements and the accompanying governance structures and arrangements could be found legally unenforceable (in whole or in part). Such a determination could force a restructuring of the arrangements with our RBEs and physician partners. Such a restructuring may not be feasible or acceptable to our partners and may not be accomplished within a reasonable time frame or on reasonable terms, any of which could have a material adverse effect on our business, financial condition, cash flows, and results of operations. We have been the subject of regulatory inquiries regarding our compliance with the corporate practice of medicine doctrine, and we cannot guarantee that we will not be subject to such inquiries in the future.

Further, our financial statements are consolidated in accordance with applicable accounting standards and include the accounts of our majority-owned subsidiaries, including RBEs, classified as variable interest entities. Such consolidation for accounting or tax purposes does not, is not intended to, and should not be deemed to, imply or provide us any control over the medical or clinical affairs of such practices. In the event of a change in accounting standards promulgated by the Financial Accounting Standards Board ("FASB") or in interpretation of its standards, or if there is an adverse determination by a regulatory agency or a court, or a change in state or federal law relating to the ability to maintain such agreements or arrangements, we may not be permitted to continue to consolidate the revenues, expenses, assets and liabilities of our majority-owned subsidiaries classified as variable interest entities, which could have a material adverse effect on our business, financial condition, cash flows, and results of operations.

***If we or our physician partners inadvertently employ or contract with an excluded person, we may face government sanctions.***

Individuals and entities can be excluded from participating in the Medicare program for violating certain laws and regulations, or for other reasons such as the loss of a license in any state, even if the person retains other licensure. This means that the excluded person or entity is prohibited from receiving payments for such person's or entity's services rendered to Medicare or MA beneficiaries, and if the excluded person is a physician, all services ordered (not just provided) by such physician are also non-covered and non-payable. Entities that employ or contract with excluded individuals are prohibited from billing the Medicare program for the excluded individual's services and are subject to civil penalties if they do. We might inadvertently contract or do business with an excluded person or entity, such as a physician partner, contracted or employed physician, or any other contracted party, or with an excluded person who could become excluded in the future without our knowledge. If this occurs, we or our physician partnerships may be subject to substantial repayments and civil penalties. Physician partners are also expected to comply with these requirements. We do not directly control our physician partners, and accordingly any adverse effects on us regarding their noncompliance with these laws are out of our control and are uncertain and unpredictable.

***Changes in tax laws and regulations, or changes in related judgments or assumptions could materially impact our financial condition and results of operation.***

We are subject to federal and state taxes in the U.S. and other countries in which we conduct business, and such laws and rates vary by jurisdiction. Although we believe our tax practices and provisions are reasonable, the final determination of tax audits and any related litigation, changes in the taxation of our activities and proposed changes in tax laws and regulations could cause the ultimate settlement of our tax liabilities to be materially different from our historical tax practices, provisions and accruals. If we receive an adverse ruling as a result of an audit, or we unilaterally determine that we have misinterpreted provisions of the tax regulations to which we are subject, there could be a material effect on our tax provision, net income or cash flows in the period or periods for which that determination is made, which could materially impact our financial results. Further, any changes in the taxation of our activities, including certain proposed changes in U.S. tax laws, may increase our effective tax rate and adversely affect our financial position and results of operations. In addition, liabilities associated with taxes are often subject to an extended or indefinite statute of limitations period. Therefore, we may be subject to additional tax liability, including penalties and interest for a particular year for extended periods of time.

### Risks Related to Our Indebtedness

***Despite our indebtedness levels, we and our subsidiaries may incur substantially more indebtedness, which could increase the risks created by our indebtedness.***

We and our subsidiaries may incur substantial additional indebtedness in the future. The terms of our Credit Facility do not fully prohibit our subsidiaries from incurring additional debt. If our subsidiaries are in compliance with certain coverage ratios set forth in the agreements governing the Credit Facility, they may be able to incur substantial additional indebtedness, which could increase the risks created by our current indebtedness. In addition, subject to certain conditions and without the consent of the then-existing lenders, the loans under the Credit Facility may be expanded (or new term loan facilities, revolving credit facilities or letter of credit facilities added) by up to $50.0 million plus an additional amount equal to the aggregate amount of certain prepayments, repayments and redemptions of term loans and/or permanent reduction in the revolving credit facilities.

*The agreements and instruments governing our indebtedness contain restrictions and limitations that could significantly impact our ability to operate our business.*

Our Credit Facility contains covenants that, among other things, restrict the ability of our subsidiary agilon health management, inc. ("agilon management") and its subsidiaries to:

- incur additional indebtedness and create liens;

- pay dividends and make other distributions or to purchase, redeem or retire capital stock;

- purchase, redeem or retire certain junior indebtedness;

- make loans and investments;

- enter into agreements that limit agilon management's, or its subsidiaries' ability to pledge assets or to make distributions or loans to us or transfer assets to us;

- sell assets;

- enter into certain types of transactions with affiliates;

- consolidate, merge or sell substantially all assets;

- make voluntary payments or modifications of junior indebtedness;

- enter into lines of business; and

- maintain less than $50.0 million of cash and cash equivalents at the end of each business day.

agilon management and its subsidiaries account for substantially all of our assets and total liabilities. Consequently, the restrictions in the Credit Facility may prevent us from taking actions that we believe would be in the best interest of our business and may make it difficult for us to execute our business strategy successfully or effectively compete with companies that are not similarly restricted. We may also incur future debt obligations that might subject us to additional restrictive covenants that could affect our financial and operational flexibility. We may be unable to refinance our indebtedness, at maturity or otherwise, on terms acceptable to us or at all.

The ability of agilon management to comply with the covenants and restrictions contained in the Credit Facility may be affected by economic, financial and industry conditions outside our control including credit or capital market disruptions. The breach of any of these covenants or restrictions could result in a default that would permit the applicable lenders to declare all amounts outstanding thereunder to be due and payable, together with accrued and unpaid interest. If we are unable to repay indebtedness, lenders having secured obligations, such as the lenders under the Credit Facility, could proceed against the collateral securing the indebtedness. This could materially and adversely affect our business, financial condition, cash flows, and results of operations, and could cause us to become bankrupt or insolvent.

### Risks Related to Our Common Stock

*agilon health is a holding company with no operations of its own, and it depends on its subsidiaries for cash to fund all of its operations and expenses, including to make future dividend payments, if any.*

Our operations are conducted entirely through our subsidiaries, and our ability to generate cash to fund our operations and expenses, to pay dividends or to meet debt service obligations is highly dependent on the earnings and the receipt of funds from our subsidiaries through dividends or intercompany loans. Deterioration in the financial condition, earnings or cash flow of agilon management and its subsidiaries for any reason could limit or impair their ability to pay such distributions. Many of these subsidiaries are subject to regulatory, contractual or other legal restrictions that may restrict such subsidiaries' ability to pay dividends to us. To the extent our subsidiaries are restricted from making such distributions under applicable law or regulation or under the terms of our financing arrangements or are otherwise unable to provide funds to the extent of our needs, there could be a material adverse effect on our business, financial condition, cash flows, and results of operations.

For example, we are currently contractually required, and may in the future be required by state laws or regulations, to maintain specific prescribed minimum amounts of capital in certain subsidiaries. When we enter into a new payor contract, we are typically required by the payor to contribute risk-bearing capital to the local operating subsidiary. This typically takes the form of letters of credit, surety bonds, or restricted deposits, or the payor may retain a percentage of the capitation payments due under the applicable contract. Risk-bearing capital required by payors varies by payor and geography. In addition, the agreements governing the Credit Facility significantly restrict the ability of our subsidiaries to pay dividends, make loans or otherwise transfer assets to us. Furthermore, our subsidiaries are permitted under the terms of the Credit Facility to incur additional indebtedness that may restrict or prohibit the making of distributions, the payment of dividends or the making of loans by such subsidiaries to us. If we are unable to obtain sufficient funds from our subsidiaries to fund our obligations, our business, financial condition, cash flows and results of operations could be materially and adversely affected.

***Our stock price may be volatile or may decline regardless of our operating performance, resulting in substantial losses for investors of our common stock.***

The market price of our common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including, but not limited to:

- actual or anticipated fluctuations in our financial conditions and results of operations;

- the financial projections we may provide to the public, any changes in these projections, or our failure to meet these projections;

- announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures, results of operations, or capital commitments;

- general economic, industry, political, and market conditions;

- changes in stock market valuations and operating performance of other healthcare and technology companies generally, or those in our industry in particular; and

- price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole.

***If securities or industry analysts do not continue to publish research or reports about our business, if they adversely change their recommendations regarding our shares or if our results of operations do not meet their expectations, our stock price and trading volume could decline.***

The trading market for our common stock depends in part on the research and reports that securities or industry analysts publish about us or our business, our market, and our competitors. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our shares or publish negative views on us or our shares, our share price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

***Under our Certificate of Incorporation, CD&R and its affiliates and, in some circumstances, each of our directors and officers who is also a director, officer, employee, member or partner of CD&R and its affiliates, have no obligation to offer us corporate opportunities.***

The policies relating to corporate opportunities and transactions with CD&R set forth in our Certificate of Incorporation address potential conflicts of interest between agilon health, on the one hand, and CD&R and its officers, directors, employees, members or partners who are directors of our company, on the other hand. In accordance with those policies, CD&R may pursue corporate opportunities, including acquisition opportunities that may be complementary to our business, without offering those opportunities to us. By becoming a stockholder in agilon health, you will be deemed to have notice of and have consented to these provisions of our Certificate of Incorporation. Although these provisions are designed to resolve conflicts between us and CD&R and its affiliates fairly, conflicts may not be resolved in our favor or be resolved at all.

***Anti-takeover provisions in our Certificate of Incorporation and By-laws could discourage, delay or prevent a change of control of our company and may affect the trading price of our common stock.***

Our Certificate of Incorporation and our By-laws include a number of provisions that may discourage, delay or prevent a change in our management or control over us that stockholders may consider favorable. For example, our Certificate of Incorporation and By-laws collectively:

- authorize the issuance of "blank check" preferred stock that could be issued by the Board to thwart a takeover attempt;

- provide for a classified board of directors, which divides the Board into three classes, with members of each class serving staggered three-year terms, which prevents stockholders from electing an entirely new board of directors at an annual meeting;

- limit the ability of stockholders to remove directors if CD&R ceases to beneficially own at least 40% of the outstanding shares of our common stock;

- provide that vacancies on the Board, including vacancies resulting from an enlargement of the Board, may be filled only by a majority vote of directors then in office;

- prohibit stockholders from calling special meetings of stockholders if CD&R ceases to beneficially own at least 40% of the outstanding shares of our common stock;

- prohibit stockholder action by written consent, thereby requiring all actions to be taken at a meeting of the stockholders, if CD&R ceases to beneficially own at least 40% of the outstanding shares of our common stock;

- opt out of Section 203 of the Delaware General Corporation Law (the "DGCL"), which prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the time the person became an interested stockholder, until CD&R ceases to beneficially own at least 5% of the outstanding shares of our common stock;

- establish advance notice requirements for nominations of candidates for election as directors or to bring other business before an annual meeting of our stockholders; and

- require the approval of holders of at least 66 2/3% of the outstanding shares of our common stock to amend our By-laws and certain provisions of our Certificate of Incorporation if CD&R ceases to beneficially own at least 40% of the outstanding shares of our common stock.

These provisions may prevent our stockholders from receiving the benefit from any premium to the market price of our common stock offered by a bidder in a takeover context or from changing our management and Board. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if the provisions are viewed as discouraging takeover attempts in the future.

Our Certificate of Incorporation and By-laws may also make it difficult for stockholders to replace or remove our management. Furthermore, the existence of the foregoing provisions, as well as the significant amount of common stock that CD&R owns, could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions may facilitate management entrenchment that may delay, deter, render more difficult or prevent a change in our control, which may not be in the best interests of our stockholders.

*We do not intend to pay dividends on our common stock for the foreseeable future and, consequently, your ability to achieve a return on your investment depends on appreciation in the price of our common stock.*

We do not intend to declare and pay dividends on our common stock for the foreseeable future. We currently intend to use our future earnings, if any, to repay debt, to fund our growth, to develop our business, for working capital needs and for general corporate purposes. Therefore, you are not likely to receive any dividends on your common stock for the foreseeable future, and the success of an investment in shares of our common stock depends upon any future appreciation in their value. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which our stockholders have purchased their shares. Payments of dividends, if any, are at the sole discretion of the Board after taking into account various factors, including general and economic conditions, our financial condition and operating results, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications of the payment of dividends by us to our stockholders or by our subsidiaries to us, and such other factors as the Board may deem relevant. In addition, our operations are conducted almost entirely through our subsidiaries. As such, to the extent that we determine in the future to pay dividends on our common stock, none of our subsidiaries will be obligated to make funds available to us for the payment of dividends. Further, the agreements governing the Credit Facility significantly restrict the ability of our subsidiaries to pay dividends or otherwise transfer assets to us, and we may enter into other credit agreements or borrowing arrangements in the future that restrict or limit our ability to pay cash dividends on our common stock. In addition, Delaware law imposes additional requirements that may restrict our ability to pay dividends to holders of our common stock.

***Our Certificate of Incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or stockholders.***

Our Certificate of Incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed to us or our stockholders by any of our directors, officers, other employees, agents or stockholders, (iii) any action or proceeding asserting a claim arising out of or pursuant to or seeking to enforce any right, obligation or remedy under the DGCL, or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware (including, without limitation, any action asserting a claim arising out of or pursuant to our Certificate of Incorporation or our By-laws) or (iv) any action or proceeding asserting a claim that is governed by the internal affairs doctrine, in each case subject to such Court of Chancery of the State of Delaware having personal jurisdiction over the indispensable parties named as defendants. It is possible that a court could find that the exclusive forum provisions described above are inapplicable for a particular claim or action or that such provision is unenforceable, and our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. As permitted by Delaware law, our Certificate of Incorporation provides that, unless we consent in writing to the election of an alternative forum, the U.S. federal district courts will, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, the Exchange Act, and the rules and regulations thereunder. To the fullest extent permitted by law, by becoming a stockholder in our company, you will be deemed to have notice of and have consented to the provisions of our Certificate of Incorporation related to choice of forum. The choice of forum provision in our Certificate of Incorporation may limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or any of our directors, officers, other employees, agents or stockholders, which could discourage lawsuits with respect to such claims. Additionally, a court could determine that the exclusive forum provision is unenforceable, and our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. If a court were to find these provisions of our Certificate of Incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition, cash flows, and results of operations.

***The listing of shares of our common stock does not currently comply with the continued listing requirements of the NYSE, and if the NYSE delists our common stock, it could have an adverse impact on the trading, liquidity and market price of our common stock.***

The Company's common stock is currently traded on the New York Stock Exchange ("NYSE") under the symbol "AGL". The NYSE has requirements that a company must meet to remain listed on the NYSE. In particular, NYSE rules require the Company to maintain an average closing price of $1.00 per share of its common stock (the "Price Criteria for Capital or Common Stock").

On November 5, 2025, the Company received written notice (the "Notice") from the NYSE that it is not in compliance with the Price Criteria for Capital or Common Stock because the average closing price of its common stock was less than $1.00 per share over a consecutive 30 trading-day period ended November 4, 2025.

The Company can regain compliance at any time within the six-month period following receipt of the Notice if, on the last trading day of any calendar month during the cure period (or the last trading day of the cure period), the Company has a closing share price of at least $1.00 and an average closing share price of at least $1.00 over the prior 30 trading-day period ending on the last trading day of the applicable calendar month or the cure period. The Company notified the NYSE on November 19, 2025 that it intends to remain listed on the NYSE. On February 6, 2026, the Company filed a preliminary proxy statement indicating the Company's intent to seek stockholder approval at a special meeting of stockholders to effect a reverse stock split of the outstanding shares of the Company's common stock at any time by a ratio of one-for-five to one-for-twenty-five, with the exact ratio to be set within this range by the Board of Directors in its sole discretion without further stockholder approval. The Company intends to hold the special meeting of stockholders on March 17, 2026, for the purpose of approving a reverse split of the Company's outstanding common stock. Under the NYSE Listed Company Manual, if the Company determines that it intends to cure the Price Criteria for Capital or Common Stock deficiency by taking an action that will require stockholder approval, such as a reverse stock split, and the Company receives stockholder approval no later than its next general meeting of stockholders, the price condition will be deemed cured if, following stockholder approval and implementation of the approved action, the share price promptly exceeds $1.00 per share and the share price remains above that level for at least the following 30 trading days.

There is no guarantee that the stockholders of the Company will approve the reverse stock split at the special meeting. Even if the Company implements the reverse stock split in the time period required, there can be no assurance that

any reverse stock split will result in any sustained increase in the market price of the Company's common stock, that the Company will be able to regain compliance with the Price Criteria for Capital or Common Stock or that the Company will continue to meet any other NYSE listing requirement in the future. Performance of our business and financial results, general economic conditions and the market perception of our business, and other adverse factors which may not be in our control could lead to a decrease in the price of our common stock following the reverse stock split. The proposed reverse split may be perceived by the market as an indicator of underlying financial or strategic challenges, which could adversely affect trading liquidity and shareholder sentiment. A reduction in the number of outstanding shares, while designed to boost our per-share market price, carries the risk of dampening the overall attractiveness of our securities, particularly if the stock price increase as a result of a reverse stock split is not sustained.

If we are unable to satisfy the Price Criteria for Capital or Common Stock or any other NYSE criteria for continued listing, our common stock would be subject to delisting. A delisting of our common stock could negatively impact us by, among other things, decreasing the amount of news and analyst coverage of us; reducing the liquidity and market price of our common stock; and reducing the number of investors willing to hold or acquire our common stock, which would negatively impact our ability to raise equity financing in the future. In addition, delisting from the NYSE may negatively impact our brand and reputation and our ability to attract and retain employees and skilled physician partners. The loss or dissatisfaction of any physician partners may negatively impact our competitiveness by inhibiting widespread adoption of our platform, partnership and network model and impairing our ability to attract new physician partners and maintain existing physician partnerships, both in new geographies and in geographies in which we currently operate, which could have a material adverse effect on our business, financial condition, cash flows, and results of operations.

## General Risk Factors

***We may face lawsuits not covered by insurance and related expenses may be material. The costs to defend and pay any judgment or settlement could negatively impact our business, financial condition, cash flows, and results of operations.***

We are exposed to, and may become involved in, various litigation matters arising out of our business, including from time to time, actual or threatened lawsuits. Lawsuits for tort liabilities associated with managed care activities that we conduct in our managed care business are common in the healthcare industry. Common liability exposures we face include performance of utilization review, performance of credentialing and peer review, provider network contracting determinations, and vicarious liability for the conduct of affiliated providers. Liability exposures in the managed care industry in which we operate vary greatly by state. The status of tort reform, availability of non-economic damages or the presence or absence of other statutes, such as elder abuse or vulnerable adult statutes, influence the incidence and severity of managed care litigation. We have also been subject to other types of lawsuits, inquiries, audits, investigations or other proceedings, such as those initiated by our competitors, stockholders, employees, service providers, contractors or by government agencies, including when we terminate relationships with them, which could involve large claims and significant defense costs. Furthermore, lawsuits for tort liabilities arising out of business activities, including the acquisition of other businesses, also are common. Common liability exposures we face include interference with contract, interference with prospective economic advantage, violation of the Voidable Transactions Act, successor liability, and antitrust and unfair competition.

The results of any such lawsuits, inquiries, audits, investigations or other proceedings cannot be predicted, and determining reserves for pending litigation or other matters requires significant judgment. Further, the defense of litigation, including fees of legal counsel, expert witnesses and related costs and indemnification of our directors and officers, is expensive and difficult to forecast accurately. Such costs may be unrecoverable even if we ultimately prevail in litigation and could consume a significant portion of our limited capital resources. To defend lawsuits or participate in other proceedings, it may also be necessary for us to divert executives and other employees from our normal business functions to gather evidence, give testimony and otherwise support litigation efforts. If any such proceeding is not resolved in our favor, we could face material judgments or awards against us. An unfavorable resolution of one or more of the proceedings in which we are involved now or in the future could have a material adverse effect on our business, financial condition, cash flows, and results of operations. We may also in the future find it necessary to file lawsuits to recover damages or protect our interests. The cost of such litigation could also be significant and unrecoverable, which could also deter us from aggressively pursuing even legitimate claims. All of our physician partners are required to carry medical malpractice insurance. We also currently maintain managed care errors and omissions insurance, along with director and officers insurance. We cannot be certain that our insurance coverage will be adequate to cover liabilities arising out of claims asserted against us, our directors or officers, our affiliated professional organizations or our affiliated physicians. Liabilities incurred by us or our affiliates in excess of our insurance coverage, including coverage for professional liability and other claims, could have a material adverse effect on our business, financial condition, cash flows, and results of operations. Our

insurance coverages generally must be renewed annually and may not continue to be available to us in future years at acceptable costs and on favorable terms, which could increase our exposure to litigation. Further, such coverage typically has substantial deductibles for which we would be responsible.

### *We are currently subject to and could in the future be subject to securities class action litigation.*

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. For example, we are currently subject to two punitive class action lawsuits and two stockholder derivative lawsuits in federal court alleging federal securities law violations. See Note 11 to the Consolidated Financial Statements in Part II, Item 8 of this Report for additional information related to our pending securities class action and stockholder derivative lawsuits. These current lawsuits, any related litigation that may arise, and any securities litigation that may be instituted against us in the future could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect on our business, financial condition or results of operations.

### *Sustainability issues may impact our business, our financial outcomes, and our reputation.*

Various stakeholders, including regulators, investors, physician partners, payors, and employees are increasingly concerned with environmental, social, and governance issues. Stakeholder expectations regarding sustainability matters continue to evolve. We have established, and may continue to establish, various initiatives on these matters. Our actions and disclosures related to these, and other sustainability issues may impact our reputation and relationships with various stakeholder groups. Further, current and future mandated reporting requirements, including climate-related disclosures, may impact our reporting and compliance costs, and require a significant time investment. The inability to meet these disclosure requirements and to meet current and future commitments may result in litigation, liability, negative financial outcomes, and reputational damage.

## ITEM 1B. Unresolved Staff Comments

None.

## ITEM 1C. Cybersecurity

**Risk Management Strategy.** Our cybersecurity program is focused on the following key areas:

- *Governance.* As discussed in more detail below under "Board Oversight of Cybersecurity Risks," the Board's oversight of cybersecurity risk management is supported by the Audit Committee and Compliance and Quality Committee, each of which regularly interacts with the Company's enterprise risk management function, our Chief Technology Officer ("CTO"), Chief Information Security Officer ("CISO"), Chief Legal Officer ("CLO"), and Chief Ethics, Compliance and Risk Officer ("CCO") together with other members of management with responsibility for risk management and cybersecurity.

- *Collaborative Approach.* We have implemented a cross-functional approach to identifying, preventing and mitigating cybersecurity threats and incidents, while also implementing controls and procedures that provide for the prompt escalation of certain cybersecurity incidents so that decisions regarding the public disclosure and reporting of such incidents can be made by management in a timely manner.

- *Technical Safeguards.* We deploy technical safeguards that are designed to protect our information systems from cybersecurity threats, including firewalls, intrusion prevention and detection systems, anti-malware functionality and access controls, which are evaluated and improved through vulnerability assessments and cybersecurity threat intelligence.

- *Incident Response and Recovery Planning.* We have established and maintain incident response and recovery plans that address our response to a cybersecurity incident, and such plans are tested and evaluated on a regular basis.

- *Third-Party Risk Management.* We maintain a risk-based approach to identifying and overseeing cybersecurity risks presented by third parties, including vendors, service providers and other external users of our systems, as well as the systems of third parties that could adversely impact our business in the event of a cybersecurity incident affecting those third-party systems.

- *Education and Awareness.* We provide regular, mandatory training for personnel regarding cybersecurity threats to equip our personnel with effective tools to address cybersecurity threats, and to communicate our evolving information security policies, standards, processes and practices.

**Cybersecurity Processes and Risks.** In general, we seek to address cybersecurity risks through a comprehensive, cross-functional approach that is focused on preserving the confidentiality, security and availability of the information that we collect and store by identifying, preventing and mitigating cybersecurity threats and effectively responding to cybersecurity incidents when they occur. We maintain processes for identifying, assessing and managing material risks from cybersecurity threats including:

- Ongoing development of our understanding of cybersecurity risk and its impact our systems, data, employees and capabilities through assessment of business context of information security, cybersecurity access management, information security governance and risk management strategy such as vulnerability assessments.

- Ongoing development and implementation of appropriate technical safeguards to ensure delivery of critical infrastructure services through access control, awareness and training, data security, information protection policies and procedures, proactive maintenance and protective technology such as firewalls, intrusion prevention and detection systems, and anti-malware functionality.

- Ongoing development and implementation of appropriate activities to identify the potential occurrence of a cybersecurity event and actions necessary to address a detected cybersecurity event through anomaly and event detection, continuous monitoring of information security and ongoing detection processes.

- Ongoing development and implementation of appropriate activities necessary to address a potential detected cybersecurity event through incident response planning, communications, analysis and mitigation. We regularly assess and test our policies, standards, processes, and practices designed to address cybersecurity threats and incidents. These efforts include a wide range of activities, including audits, assessments, tabletop exercises, threat modeling, vulnerability testing and other exercises focused on evaluating the effectiveness of our cybersecurity measures and planning.

- Ongoing development and implementation of appropriate activities to maintain plans for cybersecurity resilience, remediation of the effects of a potential cybersecurity event and restoration of any capabilities that could be potentially impaired due to a cybersecurity event through incident recovery planning and communications preparedness.

Our processes for identifying, assessing and managing material risks from cybersecurity threats are integrated into our overall risk management systems and processes and include cybersecurity risk assessment surveys, interviews of our personnel responsible for cybersecurity and ongoing development of cybersecurity risk mitigation plans based on program assessment.

We regularly engage third parties to perform assessments on our cybersecurity measures, including information security maturity assessments, audits, and independent reviews of our information security control environment and operating effectiveness. The results of such assessments, audits and reviews are reported to senior management and the Board, and we adjust our cybersecurity policies, standards, processes, and practices as necessary based on the information provided by these assessments, audits, and reviews.

The risks from cybersecurity threats have not to date materially affected us or are not reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition. Like other companies in the healthcare industry that handle protected health information and companies in all industries that rely on technology to run their operations, a material cybersecurity incident could potentially impact our results of operations and financial condition. Refer to the risk factor titled "*Security breaches, cybersecurity attacks, loss of data and other disruptions to our information systems could compromise sensitive information related to our business and expose us to liability, which could adversely affect our operations, financial condition, cash flows and results of operation*" in Item 1A of this Report for additional information about the risks associated with cybersecurity threats.

**Cyber Governance**

*Board Oversight of Cybersecurity Risks.* The Board is actively involved in oversight of the Company's risk management program, and cybersecurity represents an important component of our overall approach to enterprise risk management. Our Board, Audit Committee, and Compliance and Quality Committee provide oversight of risks from cybersecurity threats through the following activities:

- Cybersecurity risk governance including high-level guidance and oversight for us gleaned from each Director's extensive senior level operational management experience; and assessment of whether risks are being appropriately considered, evaluated and managed by management.

- Oversight of cybersecurity risk ownership through assessment of our requirements and resources; and identification and evaluation of cybersecurity risks impacting our business.

- Oversight of our cybersecurity risk mitigation operations through deployment of information technology, assessment of our cybersecurity risk management framework and review of our programs to meet business requirements.

- Our Board, Audit Committee, and Compliance and Quality Committee receive regular presentations and reports on cybersecurity risks from management that address a wide range of topics, including:

  - recent developments, evolving standards, vulnerability assessments, third-party and independent reviews, the threat environment, technical trends and information security considerations arising with respect to our peers and third parties;

  - integrating cybersecurity oversight into the work of the Board, Audit Committee and Compliance and Quality Committee, allocating oversight responsibilities and leveraging Director skill sets; and

  - the role of the Board, Audit Committee, and Compliance and Quality Committee in potential incident response and recovery.

- Oversight of the management of vendor and third-party service provider cybersecurity risks.

- Oversight of data governance, automated intelligence and machine learning as applied to the Company's operations.

- The Board, Audit Committee, and Compliance and Quality Committee, also receive prompt and timely information regarding any cybersecurity incident that meets established reporting thresholds, as well as ongoing updates regarding any such incident until it has been addressed.

*Management's Role in Cybersecurity Risk Management.* Our management is responsible for assessing and managing our material risks from cybersecurity threats. The CISO, CTO, and Chief Ethics, Compliance and Risk Officer work collaboratively across the company to implement a program designed to protect the Company's information systems from cybersecurity threats and to promptly respond to any cybersecurity incidents in accordance with our incident response and recovery plans. To facilitate the success of our cybersecurity risk management program, multidisciplinary teams throughout the company are deployed to address cybersecurity threats and to respond to cybersecurity incidents. Through ongoing communications with these teams, the CISO and CTO monitor the prevention, detection, mitigation and remediation of cybersecurity threats and incidents in real time and report such threats and incidents to the Audit Committee and Compliance and Quality Committee when appropriate.

- Our CTO and CISO lead our management of cybersecurity risks. Our CTO and CISO have a combined over 50 years of experience in managing large company technology operations and extensive expertise in the management of cybersecurity defense.

- The CTO holds an undergraduate degree in computer science and a master's degree in business administration and has served in various roles in information technology for over 27 years, including serving as either the Chief Technology Officer or Chief Information Officer of large companies. The CISO has served in various roles in information technology and information security for over 25 years, including serving as the Chief Information Security Officer of large companies. The CISO holds a CISSP certification and spent several years in law enforcement addressing computer crimes.

- Our technology group management uses numerous processes to become informed about and monitor the prevention, detection, mitigation, and remediation of cybersecurity incidents.

Management regularly reviews the Company's cybersecurity risk management program with the Board, Audit Committee, and Compliance and Quality Committee.

## ITEM 2. Properties

As of December 31, 2025, we leased approximately 72,000 gross square feet relating to 13 office facilities. We believe our facilities are adequate and suitable for our current needs and that should it be needed, suitable additional or alternative space will be available to accommodate our operations.

## ITEM 3. Legal Proceedings

See "Legal Proceedings" section of Note 11 to the Consolidated Financial Statements for information regarding legal proceedings, which information is incorporated by reference in this Item 3.

## ITEM 4. Mine Safety Disclosures

Not applicable.

**PART II**

**ITEM 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities**

**Market Information for Common Stock**

Our common stock, par value $0.01 per share, is listed on the New York Stock Exchange under the symbol "AGL" and began trading on April 15, 2021. Prior to that date, there was no public trading market for our common stock. See the risk factor titled "*The listing of shares of our common stock does not currently comply with the continued listing requirements of the NYSE, and if the NYSE delists our common stock, it could have an adverse impact on the trading, liquidity and market price of our common stock*" in Item 1A. Risk Factors included in this Report.

**Holders of Common Stock**

As of February 19, 2026, we had 716 stockholders of record of common stock. The actual number of holders of our common stock is greater than the number of record holders, and includes stockholders who are beneficial owners, but whose shares are held in street name by brokers or other nominees. The number of holders of record presented here also do not include stockholders whose shares may be held in trust by other entities.

**Dividend Policy**

We have never declared or paid any cash dividends on our capital stock, and we do not currently intend to pay any cash dividends for the foreseeable future. We expect to retain future earnings, if any, to fund the development and growth of our business. Any future determination to pay dividends on our common stock will be made at the discretion of the Board and will depend upon, among other factors, our financial condition, operating results, current and anticipated cash needs, plans for expansion and other factors that the Board may deem relevant. In addition, our ability to pay dividends to holders of our common stock is significantly limited as a practical matter by the Credit Facility insofar as we may seek to pay dividends out of funds made available to us by agilon health management inc. or its subsidiaries, because the Credit Facility restricts agilon health management, inc.'s ability to pay dividends or make loans to us.

**Unregistered Sales of Equity Securities and Issuer Purchases of Equity Securities**

*Unregistered Sales of Equity Securities*

Certain of our agreements with our physician partner entities provide for grants of time-vested restricted stock units to the physician partner entities. On December 15, 2025, we issued 114,679 shares of our common stock to our physician partners to settle provider incentive liabilities for a total of $76,032.

The issuances of the common stock were exempt from registration under the Securities Act by virtue of Section 4(a)(2) of the Securities Act. These transactions did not involve any public offering, any underwriters, any underwriting discounts or commissions, or any general solicitation or advertising. The shares of common stock issued are subject to appropriate restrictive legends and the physician partner entities represented they would not transfer or distribute the common stock until all restrictions were cleared. All recipients had access, through their relationships with us or otherwise, to adequate information about us.

*Issuer Purchases of Equity Securities*

There were no repurchases of equity securities during the three months ended December 31, 2025.

**Performance Graph**

The graph and table below compare the cumulative total return of agilon, the S&P 500, and the S&P 500 Health Care Index from April 15, 2021 (the date our common stock began trading on the NYSE) to December 31, 2025. Total cumulative return is based on a $100 investment and assumes reinvestment of dividends before consideration of income taxes. Stockholder returns over the indicated periods should not be considered indicative of future stock prices or stockholder returns.


**COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN**

**RATE OF RETURN TREND COMPARISON**

**April 15, 2021 – December 31, 2025**

**(April 15, 2021 = $100)**

**Performance Graph Total Stockholder Return**




| | 4/15/21 | 12/31/21 | 12/31/22 | 12/31/23 | 12/31/24 | 12/31/25 |
|---|---|---|---|---|---|---|
| agilon health, inc. | $ 100 | $ 117 | $ 70 | $ 55 | $ 8 | $ 3 |
| S&P 500 | 100 | 116 | 93 | 116 | 143 | 166 |
| S&P 500 Health Care | 100 | 119 | 115 | 117 | 116 | 131 |

**ITEM 6. [Reserved]**

**ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations**

The information set forth in this Item 7 is intended to provide readers with an understanding of our financial condition, changes in financial condition and results of operations. We will discuss and provide our analysis in the following order:

- Overview and Recent Developments

- Key Financial and Operating Metrics

- Key Components of Our Results of Operations

- Results of Operations

- Non-GAAP Financial Measures

- Liquidity and Capital Resources

- Critical Accounting Estimates

- Recent Accounting Pronouncements

**Overview and Recent Developments**

Our business is transforming healthcare by empowering the PCP to be the agent for change in the communities they serve. We believe that PCPs, with their intimate patient-physician relationships, are best positioned to drive meaningful change in quality, cost, and patient experience when provided with the right infrastructure and payment model. Through our combination of the agilon platform, a long-term partnership model with existing physician groups and a growing network of like-minded physicians, we believe we are poised to revolutionize healthcare for seniors across communities throughout the United States. We believe our purpose-built model provides the necessary capabilities, capital and business model for existing physician groups to create a Medicare-centric, globally capitated line of business. Our model operates by forming RBEs within local geographies, that enter into arrangements with payors providing for monthly or quarterly payments to manage the total healthcare needs of our physician partners' attributed patients (or, global capitation arrangements). The RBEs also contract with agilon to perform certain functions and enter into long-term professional service agreements with one or more anchor physician groups pursuant to which the anchor physician groups receive a base compensation rate and share in the savings from successfully improving quality of care and reducing costs.

Our business model is differentiated by its focus on existing community-based physician groups and is built around three key elements: (1) agilon's platform; (2) agilon's long-term physician partnership model; and (3) agilon's network. With our model, our goal is to remove the barriers that prevent community-based physicians from evolving to a Total Care Model, where the physician is empowered to manage health outcomes and the total healthcare needs of their attributed Medicare patients.

*2025 Results:*

- MA members of approximately 511,000 as of December 31, 2025 decreased 3% from 2024.

- The CMS ACO Models attributed beneficiaries of approximately 114,000 as of December 31, 2025 decreased 13% from 2024.

- Total revenue of $5.93 billion decreased 2% from 2024.

- Gross loss of $160.0 million, compared to gross profit of $4.8 million in 2024.

- Medical margin was negative $56.6 million, compared to earnings of $205.2 million in 2024.

- Net loss of $391.3 million, compared to net loss of $260.1 million in 2024.

- Adjusted EBITDA loss of $296.2 million, compared to Adjusted EBITDA loss of $154.2 million in 2024.

*Platform Membership Details*

MA members decreased 3% during 2025, which was primarily attributable to partnership exits during 2024. Total members live on the agilon platform include 511,000 MA members and 114,000 attributed CMS ACO Models beneficiaries. Average MA membership during 2025 was approximately 510,000.

*Reverse Stock Split*

On February 6, 2026, we filed a preliminary proxy statement indicating our intent to seek stockholder approval at a special meeting of stockholders to be held on March 17, 2026 for the purpose of seeking: (i) an amendment to our Amended and Restated Certificate of Incorporation to effect a reverse stock split of our common stock at a ratio of one-for-five to one-for-twenty-five, with the exact ratio to be set within this range by the Board in its sole discretion without further stockholder approval, and (ii) authority to adjourn the special meeting, if necessary, to solicit additional proxies if there are insufficient votes to approve the amendment. See the risk factor titled "*The listing of shares of our common stock does not currently comply with the continued listing requirements of the NYSE, and if the NYSE delists our common stock, it could have an adverse impact on the trading, liquidity and market price of our common stock*" in Item 1A. Risk Factors included in this Report.

**Key Financial and Operating Metrics**

*All of our key metrics exclude historical results from our Hawaii operations (which are included as discontinued operations in our consolidated financial statements).*

We monitor the following key financial and operating metrics to help us evaluate our business, identify trends affecting our business, formulate business plans and make strategic decisions. We believe the following key metrics are useful in evaluating our business (dollars in thousands):

| | As of and for the Year Ended December 31, | | |
| --- | --- | --- | --- |
| | **2025** | **2024** | **2023** |
| MA members | 511,000 | 526,500 | 388,400 |
| Medical services revenue | $ 5,921,341 | $ 6,047,715 | $ 4,307,350 |
| Gross profit (loss) | $ (160,021) | $ 4,841 | $ 69,670 |
| Medical margin[1] | $ (56,565) | $ 205,185 | $ 298,691 |
| Platform support costs | $ 159,986 | $ 169,402 | $ 163,652 |
| Net income (loss) | $ (391,347) | $ (260,101) | $ (262,803) |
| Adjusted EBITDA[1] | $ (296,155) | $ (154,215) | $ (95,001) |

_____

[1] Medical margin and Adjusted EBITDA are non-GAAP financial measures. Gross profit (loss) is the most directly comparable financial measure calculated in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") to medical margin. Net income (loss) is the most directly comparable financial measure calculated in accordance with U.S. GAAP to Adjusted EBITDA. See "—Non-GAAP Financial Measures" below for additional information.

*Medicare Advantage Members*

Our MA members include all individuals enrolled in an MA plan that are attributed to the PCPs on our platform at the end of a given period.

*Medical Services Revenue*

Our medical services revenue consists of capitation revenue under contracts with various payors. Under the typical capitation arrangement, we are entitled to PMPM fees to provide a defined range of healthcare services for MA health plan members through our contracted physician partners and affiliated PCPs. Such fees are typically based on a defined percentage of corresponding premium that payors receive from CMS. We recognize capitation revenue over the period eligible members are entitled to receive healthcare services.

*Gross Profit (Loss)*

Gross profit (loss) represents the amount earned from total revenues less medical services expense and other medical expenses. Total revenues include medical services revenue and other operating revenue. The Company's costs of revenues consist of medical services expense and other medical expenses, which represents the costs that are directly related to providing the services that generate revenue.

The following table presents our gross profit (loss) (dollars in thousands):

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2025** | **2024** | **2023** |
| Total revenues | $ 5,932,576 | $ 6,060,530 | $ 4,316,363 |
| Medical services expense | (5,977,906) | (5,842,530) | (4,008,659) |
| Other medical expenses[1] | (114,691) | (213,159) | (238,034) |
| Gross profit (loss) | $ (160,021) | $ 4,841 | $ 69,670 |

_____

(1)      Represents physician compensation expense related to surplus sharing and other care management expenses that help to create medical cost efficiency. Includes costs in geographies that are in implementation and are not yet generating revenue and investments to grow existing markets. For the years ended December 31, 2025, 2024, and 2023, costs incurred in implementing geographies were $3.7 million, $5.4 million and $33.7 million, respectively.

### *Medical Margin*

We define medical margin as medical services revenue after medical services expense is deducted. Medical services expense represents costs incurred for medical services provided to our members. However, medical margin PMPM may vary as the percentage of new members brought onto our platform fluctuates. New membership added to the platform is typically dilutive to medical margin PMPM.

See "—Non-GAAP Financial Measures" below, for additional information regarding our use of medical margin and a reconciliation of gross profit (loss) to medical margin.

### *Platform Support Costs*

Our platform support costs, which include regionally-based support personnel and other operating costs to support our geographies, are expected to decrease over time as a percentage of revenue as our physician partners add members and our revenue grows. Our operating expenses at the enterprise level include resources and technology to support payor contracting, clinical program development, quality, data management, finance, and legal and compliance functions.

The table below presents costs to support our live geographies and enterprise functions, which are included in general and administrative expenses (dollars in thousands):

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2025** | **2024** | **2023** |
| Platform support costs | $ 159,986 | $ 169,402 | $ 163,652 |
| % of Revenue | 3% | 3% | 4% |

### *Net Income (Loss) and Adjusted EBITDA*

Net income (loss) is the most directly comparable U.S. GAAP measure to Adjusted EBITDA. We define Adjusted EBITDA as net income (loss) adjusted to exclude: (i) income (loss) from discontinued operations, net of income taxes, (ii) interest expense, (iii) income tax expense (benefit), (iv) depreciation and amortization, (v) stock-based compensation expense, (vi) severance and related costs, and (vii) certain other items that are not considered by us in the evaluation of ongoing operating performance. We reflect our share of Adjusted EBITDA for equity method investments by applying our actual ownership percentage for the period to the applicable reconciling items on an entity-by-entity basis.

See "—Non-GAAP Financial Measures" below, for additional information regarding our use of Adjusted EBITDA and a reconciliation of net income (loss) to Adjusted EBITDA.

**Key Components of Our Results of Operations**

*Revenues*

*Medical Services Revenue*

Our medical services revenue consists of capitation revenue under contracts with various payors. Under the typical capitation arrangement, we are entitled to PMPM fees to provide a defined range of healthcare services for MA health plan members through our contracted physician partners and affiliated PCPs. Such fees are typically based on a defined percentage of corresponding premium that payors receive from CMS. We recognize capitation revenue over the period eligible members are entitled to receive healthcare services. In certain of our payor arrangements, we are also financially responsible for Medicare Part D pharmaceutical costs for prescriptions rendered to members.

Medical services revenue constitutes substantially all of our total revenue for the years ended December 31, 2025, 2024, and 2023.

For additional discussion related to our revenue, see "—Critical Accounting Estimates" below and Note 2 to the Consolidated Financial Statements in Item 8 of this Report.

*Operating Expenses*

*Medical Services Expense*

In each of our geographies, a network of physicians, hospitals, and other healthcare providers provide care to our members. Medical services expense represents costs incurred for medical services provided to our members. Our medical services expense trends primarily relate to changes in per visit costs incurred by our members, along with changes in health system and provider utilization of services. Medical services expenses are recognized in the period in which services are provided and include estimates of our obligations for medical services that have been rendered by third parties but for which claims have either not yet been received, processed, or paid.

For additional discussion related to our medical services expense, see "—Critical Accounting Estimates" below and Note 2 to the Consolidated Financial Statements in Item 8 of this Report.

*Other Medical Expenses*

Other medical expenses include: (i) partner physician compensation expense and (ii) other provider costs. Partner physician compensation expense represents obligations to our physician partners corresponding to a portion of the surplus generated in our geographies, which is a function of medical services revenues less the sum of medical services expenses, other provider costs and market operating costs, for the respective geography. Physician payment obligations are reconciled quarterly, and settlement payments are typically issued to providers on an annual basis in arrears, with interim payments issued periodically. Other provider costs include payments to support physician-patient engagement, certain other medical costs, and other care management expenses that help to create medical cost efficiency. Other provider costs include costs incurred for geographies that are in implementation and are not yet generating revenue.

*General and Administrative*

General and administrative expenses consist of market-based support personnel and other operating costs to support our geographies, personnel and other operating costs to support our enterprise functions, and investments to support development and expansion of our physician partners. Our enterprise functions include salaries and related expenses, stock-based compensation (including shares issued under partner physician group equity agreements), operational support expenses, technology infrastructure, finance, and legal, as well as other costs associated with the continued growth of our platform. For the purposes of calculating physician partner incentive expense, we allocate a portion of our enterprise general and administrative expenses to our geographies. General and administrative expenses also include severance and accruals for unasserted claims.

*Depreciation and Amortization*

Depreciation and amortization expenses are associated with our property and equipment and acquired intangible assets. Depreciation includes expenses associated with computer equipment and software, furniture and fixtures, and leasehold improvements. Amortization primarily includes expenses associated with acquired intangible assets.

### Other Income (Expense)

*Income (loss) from equity method investments*

Income (loss) from equity method investments consists primarily of income associated with our participation in the CMS ACO Models programs.

*Other Income (Expense), Net*

Other income (expense), net includes: (i) trademark licensing and other operating and administrative services to our equity method investments and (ii) interest income, which consists primarily of interest earned on our cash and cash equivalents, restricted cash and cash equivalents, and marketable securities, including amortization/accretion of discount/ premium.

*Interest Expense*

Interest expense consists primarily of interest expense associated with our outstanding debt, including amortization of debt discounts and issuance costs.

### Income Tax Benefit (Expense)

We are subject to corporate U.S. federal, state, foreign, and local income taxation. Deferred tax assets are reduced by a valuation allowance to the extent management believes it is not more likely than not to be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income. Management makes estimates and judgments about future taxable income based on assumptions that are consistent with our plans and estimates.

On July 4, 2025, the "One Big Beautiful Bill Act" was signed into law in the U.S., which contains a broad range of tax reform provisions. The One Big Beautiful Bill Act did not have a material impact to our tax provision for the year ended December 31, 2025.

### Total Discontinued Operations

Total discontinued operations primarily consist of the results of our former Hawaii operations. For certain of our divestiture transactions, we continue to be responsible for any liabilities arising from the business that were incurred prior to the closing date of such transaction, including any fines, penalties, and other sanctions, the payment of claims for medical services incurred prior to the effective date of each transaction, and other contingent liabilities that we currently believe are remote. For additional discussion, see Note 19 to the Consolidated Financial Statements in Item 8 of this Report.

**Results of Operations**

The following table summarizes key components of our results of operations (dollars in thousands):

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | **2025** | **2024** | **2023** |
| **Revenues:** | | | |
| Medical services revenue | $ 5,921,341 | $ 6,047,715 | $ 4,307,350 |
| Other operating revenue | 11,235 | 12,815 | 9,013 |
| Total revenues | 5,932,576 | 6,060,530 | 4,316,363 |
| **Expenses:** | | | |
| Medical services expense | 5,977,906 | 5,842,530 | 4,008,659 |
| Other medical expenses | 114,691 | 213,159 | 238,034 |
| General and administrative | 238,536 | 268,912 | 285,760 |
| Depreciation and amortization | 28,594 | 24,463 | 16,043 |
| Impairments | 36,085 | 3,596 | — |
| Total expenses | 6,395,812 | 6,352,660 | 4,548,496 |
| **Income (loss) from operations** | (463,236) | (292,130) | (232,133) |
| **Other income (expense):** | | | |
| Income (loss) from equity method investments | (1,835) | 14,992 | 16,489 |
| Other income (expense), net | 67,616 | 34,489 | 27,840 |
| Interest expense | (6,641) | (6,177) | (6,658) |
| **Income (loss) before income taxes** | (404,096) | (248,826) | (194,462) |
| Income tax benefit (expense) | (1,251) | (1,451) | (791) |
| **Income (loss) from continuing operations** | (405,347) | (250,277) | (195,253) |
| **Discontinued operations:** | | | |
| Income (loss) before gain (loss) on sales | — | (1,061) | (20,002) |
| Gain (loss) and adjustments on sales of assets, net | 14,000 | (8,763) | (47,548) |
| **Total discontinued operations** | 14,000 | (9,824) | (67,550) |
| **Net income (loss)** | (391,347) | (260,101) | (262,803) |
| Noncontrolling interests' share in (earnings) loss | — | (50) | 207 |
| **Net income (loss) attributable to common shares** | $ (391,347) | $ (260,151) | $ (262,596) |

The following table summarizes our results of operations as a percentage of total revenues:

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2025** | **2024** | **2023** |
| **Revenues:** | | | |
| Medical services revenue | 100% | 100% | 100% |
| Other operating revenue | — | — | — |
| Total revenues | 100 | 100 | 100 |
| **Expenses:** | | | |
| Medical services expense | 101 | 96 | 93 |
| Other medical expenses | 2 | 4 | 6 |
| General and administrative | 4 | 4 | 7 |
| Depreciation and amortization | — | — | — |
| Impairments | 1 | — | — |
| Total expenses | 108 | 105 | 105 |
| **Income (loss) from operations** | (8) | (5) | (5) |
| **Other income (expense):** | | | |
| Income (loss) from equity method investments | — | — | — |
| Other income (expense), net | 1 | 1 | 1 |
| Interest expense | — | — | — |
| **Income (loss) before income taxes** | (7) | (4) | (5) |
| Income tax benefit (expense) | — | — | — |
| **Income (loss) from continuing operations** | (7) | (4) | (5) |
| **Discontinued operations:** | | | |
| Income (loss) before gain (loss) on sales | — | — | — |
| Gain (loss) and adjustments on sales of assets, net | — | — | (1) |
| **Total discontinued operations** | — | — | (2) |
| **Net income (loss)** | (7) | (4) | (6) |
| Noncontrolling interests' share in (earnings) loss | — | — | — |
| **Net income (loss) attributable to common shares** | (7)% | (4)% | (6)% |

### *Comparison of Year Ended December 31, 2025 and 2024*

The following discussion should be read in conjunction with "Cautionary Language Regarding Forward-Looking Statements," Part I, Item 1 "Business," Part I, Item 1A "Risk Factors," and our consolidated financial statements and related notes included under Item 8 of this Report. In Item 7, we generally discuss 2025 and 2024 items and year-to-year comparisons between 2025 and 2024. For a discussion of the financial condition and results of operations for 2024 compared to 2023, see Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 25, 2025.

### *Medical Services Revenue*

| | Year Ended December 31, | | Change | |
|---|---|---|---|---|
| *(dollars in thousands)* | **2025** | **2024** | **$** | **%** |
| Medical services revenue | $ 5,921,341 | $ 6,047,715 | $ (126,374) | (2)% |
| *% of total revenues* | *100%* | *100%* | | |

Medical services revenue decreased by $126.4 million, or 2%, for the year ended December 31, 2025 compared to 2024 due primarily due to: (i) declines in average membership of 2%, which was attributable to partnership exits during 2024, and (ii) lower risk adjustment revenue, including unfavorable prior period development of approximately 1%, as a result of additional risk adjustment data received from payors. The decrease in medical services revenue was partially offset by new geographies that began to generate revenue in 2025 and growth in our existing geographies.

### *Medical Services Expense*

| (dollars in thousands) | Year Ended December 31, | | Change | |
| --- | --- | --- | --- | --- |
| | **2025** | **2024** | **$** | **%** |
| Medical services expense | $ 5,977,906 | $ 5,842,530 | $ 135,376 | 2% |
| *% of total revenues* | *101%* | *96%* | | |

Medical services expense increased by $135.4 million, or 2% for the year ended December 31, 2025 compared to 2024 due primarily to an increase in average medical services expense per member of 5%, which was primarily due to the continued impact of elevated medical cost trends, partially offset by a decline in average membership of 2%, which was attributable to partnership exits during 2024.

### *Other Medical Expenses*

| (dollars in thousands) | Year Ended December 31, | | Change | |
| --- | --- | --- | --- | --- |
| | **2025** | **2024** | **$** | **%** |
| Other medical expenses | $ 114,691 | $ 213,159 | $ (98,468) | (46)% |
| *% of total revenues* | *2%* | *4%* | | |

Other medical expenses decreased by $98.5 million, or 46%, for the year ended December 31, 2025 compared to 2024. Partner physician compensation expense, which is a function of medical services revenues less the sum of medical services expenses, other provider costs and market operating costs, for the respective geography, decreased to $18.1 million in 2025 compared to $63.4 million in 2024 as a result of the recent losses generated in certain of our geographies. Other provider costs decreased by $17.0 million to $132.8 million in 2025 compared to $149.8 million in 2024. Other provider costs in 2025 include $3.7 million related to geographies that became operational in January 2026, while other provider costs in 2024 include $5.4 million of costs related to geographies that became operational in 2025.

### *General and Administrative*

| (dollars in thousands) | Year Ended December 31, | | Change | |
| --- | --- | --- | --- | --- |
| | **2025** | **2024** | **$** | **%** |
| General and administrative | $ 238,536 | $ 268,912 | $ (30,376) | (11)% |
| *% of total revenues* | *4%* | *4%* | | |

General and administrative expenses decreased $30.4 million, or 11%, for the year ended December 31, 2025 compared to 2024. Operating costs to support our live geographies and enterprise functions (platform support costs) decreased by $9.4 million to $160.0 million in 2025 compared to $169.4 million in 2024 due primarily to partnership exits during 2024. Operating costs to support our live geographies and enterprise functions as a percentage of revenue remained consistent at 3% for each of the years ended December 31, 2025 and 2024. Investments to support geography entry decreased to $22.2 million for the year ended December 31, 2025, compared to $28.5 million in 2024 due to the decreased costs associated with our geographies that are expected to become operational in the following calendar year and expansion into existing geographies. Costs incurred for severance and transaction-related costs decreased by $13.0 million to $7.3 million in 2025 compared to $20.3 million in 2024 primarily due to partnership exits during 2024, partially offset by the costs associated with the departure of our former Chief Executive Officer in 2025, as well as costs related to strategic changes in our workforce.

## Impairments

| (dollars in thousands) | Year Ended December 31, | | Change | |
| --- | --- | --- | --- | --- |
| | 2025 | 2024 | $ | % |
| Impairments | $ 36,085 | $ 3,596 | $ 32,489 | 903% |
| % of total revenues | 1% | —% | | |

      Impairments increased $32.5 million, or 903%, for the year ended December 31, 2025 compared to 2024 primarily from the impairment of goodwill and intangible assets in 2025, see Note 6 to the Consolidated Financial Statements in Item 8 of this Report.

## Income (loss) from equity method investments

| (dollars in thousands) | Year Ended December 31, | | Change | |
| --- | --- | --- | --- | --- |
| | 2025 | 2024 | $ | % |
| Income (loss) from equity method investments | $ (1,835) | $ 14,992 | $ (16,827) | (112)% |
| % of total revenues | —% | —% | | |

      Income (loss) from equity method investments decreased $16.8 million, or 112%, for the year ended December 31, 2025 compared to 2024 primarily from an increase in operating expenses related to services we provided to our CMS ACO Models investees in 2025. The decrease in Income (loss) from equity method investments was partially offset by an increase in gross profit from our CMS ACO Models investees during 2025.

## Other income (expense), net

| (dollars in thousands) | Year Ended December 31, | | Change | |
| --- | --- | --- | --- | --- |
| | 2025 | 2024 | $ | % |
| Other income (expense), net | $ 67,616 | $ 34,489 | $ 33,127 | 96% |
| % of total revenues | 1% | 1% | | |

      Other income (expense), net increased $33.1 million, or 96%, for the year ended December 31, 2025 compared to 2024 primarily from increase in income related to services rendered to our CMS ACO Models investments during 2025.

## Total Discontinued Operations

| (dollars in thousands) | Year Ended December 31, | | Change | |
| --- | --- | --- | --- | --- |
| | 2025 | 2024 | $ | % |
| Total discontinued operations | $ 14,000 | $ (9,824) | $ 23,824 | 243% |
| % of total revenues | —% | —% | | |

      Total discontinued operations relates to the sale of our Hawaii operations in October 2023. Total discontinued operations for the year ended December 31, 2025 relates to the release of a contingent obligation from our Hawaii operations compared to losses from discontinued operations for the year ended December 31, 2024. For additional discussion related to discontinued operations, see Note 19 to the Consolidated Financial Statements in Item 8 of this Report.

## Non-GAAP Financial Measures

      In addition to providing results that are determined in accordance with U.S. GAAP, we present medical margin and Adjusted EBITDA, which are non-GAAP financial measures.

We define medical margin as medical services revenue after medical services expense is deducted. Medical services expense represents costs incurred for medical services provided to our members. As our platform matures over time, we expect medical margin to increase in absolute dollars. However, medical margin PMPM may vary as the percentage of new members brought onto our platform fluctuates. New membership added to the platform is typically dilutive to medical margin PMPM. We believe this metric provides insight into the economics of our capitation arrangements as it includes all medical services expense directly associated with our members' care.

We define Adjusted EBITDA as net income (loss) adjusted to exclude: (i) income (loss) from discontinued operations, net of income taxes, (ii) interest expense, (iii) income tax expense (benefit), (iv) depreciation and amortization, (v) stock-based compensation expense, (vi) severance and related costs, and (vii) certain other items that are not considered by us in the evaluation of ongoing operating performance. We reflect our share of Adjusted EBITDA for equity method investments by applying our actual ownership percentage for the period to the applicable reconciling items on an entity-by-entity basis.

Gross profit (loss) is the most directly comparable U.S. GAAP measure to medical margin. Net income (loss) is the most directly comparable U.S. GAAP measure to Adjusted EBITDA.

We believe medical margin and Adjusted EBITDA help identify underlying trends in our business and facilitate evaluation of period-to-period operating performance of our operations by eliminating items that are variable in nature and not considered by us in the evaluation of ongoing operating performance, allowing comparison of our recurring core business operating results over multiple periods. We also believe medical margin and Adjusted EBITDA provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects, and allow for greater transparency with respect to key metrics we use for financial and operational decision-making. We believe medical margin and Adjusted EBITDA or similarly titled non-GAAP measures are widely used by investors, securities analysts, ratings agencies, and other parties in evaluating companies in our industry as a measure of financial performance. Other companies may calculate medical margin and Adjusted EBITDA or similarly titled non-GAAP measures differently from the way we calculate these metrics. As a result, our presentation of medical margin and Adjusted EBITDA may not be comparable to similarly titled measures of other companies, limiting their usefulness as comparative measures.

Adjusted EBITDA is not considered a measure of financial performance under U.S. GAAP, and the items excluded therefrom are significant components in understanding and assessing our financial performance. Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation or as an alternative to such U.S. GAAP measures as net income (loss), cash flows provided by or used in operating, investing or financing activities or other financial statement data presented in our consolidated financial statements as an indicator of financial performance or liquidity. Some of these limitations are:

- Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs;

- Adjusted EBITDA does not reflect interest expense, or the requirements necessary to service interest or principal payments on debt;

- Adjusted EBITDA does not reflect income tax expense (benefit) or the cash requirements to pay taxes;

- Adjusted EBITDA does not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments;

- Although depreciation and amortization charges are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements; and

- The expenses and other items that we exclude in our calculation of Adjusted EBITDA may differ from the expenses and other items, if any, that other companies may exclude from similarly titled non-GAAP financial measures.

The following table sets forth a reconciliation of gross profit (loss) to medical margin using data derived from our consolidated financial statements for the periods indicated (dollars in thousands):

| | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2025 | | 2024 | | 2023 | |
| Gross profit (loss)[1] | $ | (160,021) | $ | 4,841 | $ | 69,670 |
| Other operating revenue | | (11,235) | | (12,815) | | (9,013) |
| Other medical expenses | | 114,691 | | 213,159 | | 238,034 |
| Medical margin | $ | (56,565) | $ | 205,185 | $ | 298,691 |

_____

| | |
|---|---|
| (1) | Gross profit (loss) is defined as total revenues less medical services expense and other medical expenses. |

The following table sets forth a reconciliation of net income (loss) to Adjusted EBITDA using data derived from our consolidated financial statements for the periods indicated (dollars in thousands):

| | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2025 | | 2024 | | 2023 | |
| Net income (loss) | $ | (391,347) | $ | (260,101) | $ | (262,803) |
| (Income) loss from discontinued operations, net of income taxes | | (14,000) | | 9,824 | | 67,550 |
| Interest expense | | 6,641 | | 6,177 | | 6,658 |
| Income tax expense (benefit) | | 1,251 | | 1,451 | | 791 |
| Depreciation and amortization | | 28,594 | | 24,463 | | 16,043 |
| Impairments | | 36,085 | | 3,596 | | — |
| Severance and related costs | | 6,075 | | 4,577 | | 188 |
| Stock-based compensation expense | | 49,119 | | 50,657 | | 69,326 |
| EBITDA adjustments related to equity method investments[1] | | 43,304 | | 17,582 | | 22,694 |
| Other[2] | | (61,877) | | (12,441) | | (15,448) |
| Adjusted EBITDA | $ | (296,155) | $ | (154,215) | $ | (95,001) |

_____

| | |
|---|---|
| (1) | Includes elimination of certain trademark licensing, operating and administrative services provided by us to our equity method investments. The year ended December 31, 2023 includes $15.2 million of physician compensation expenses to reduce the physician partners' compensation percentage in current and future years in exchange for our common stock. |
| (2) | Includes interest income, transaction-related costs and elimination of certain trademark licensing, operating and administrative services provided by agilon health, inc. to equity method investments. |

## Liquidity and Capital Resources

### *Future Sources and Uses of Liquidity*

We strategically maintain a level of liquidity sufficient to allow us to meet our cash needs in the short-term. We have historically financed our operations primarily through funds generated from our capitation arrangements with payors, distributions and or payments from our equity method investments, issuances of equity securities, and borrowings under credit agreements. We generally invest any excess cash in money market accounts and marketable securities. Over the long term, our investment strategies are designed to provide safety and preservation of capital, and sufficient liquidity to meet the cash flow needs of our business operations.

As of December 31, 2025, we had cash and cash equivalents of $173.7 million and investments in marketable securities of $111.4 million.

From time to time, we may incur operating losses and may generate negative cash flows from operations. As a result, we may require additional capital resources in the future to execute strategic initiatives to grow our business. Our primary uses of cash include payments for medical claims and other medical expenses, including physician compensation expense, general and administrative expenses, costs associated with the development of new geographies and expansion of existing geographies, debt service and capital expenditures. Final reconciliation and receipt of amounts due from payors are typically settled in arrears, following completion of the contractual program year.

We are party to various contractual obligations that we will be required to satisfy over the short and long term. The majority are discussed in the Notes to Consolidated Financial Statements in Item 8 of this Report for additional information and primarily include the following:

- *Medical claims and related payables*. See Note 8 to the Consolidated Financial Statements in Item 8 of this Report for additional information.

- *Debt obligations*. See Note 10 to the Consolidated Financial Statements in Item 8 of this Report for additional information.

- *Capital commitments*. See Note 11 to the Consolidated Financial Statements in Item 8 of this Report for additional information regarding capital commitments to physician partners to support physician partner expansion and related purposes.

Based on our planned operations, we believe that our existing cash and cash equivalents, investments in marketable securities, as well as available borrowing capacity under the Credit Facility, will be sufficient to meet our working capital and capital expenditure needs over at least the next 12 months, though we may require additional capital resources in the future. We have based these estimates on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect. Our cash flows are impacted by the timing of receipts from payors. Our business normally should produce positive cash flows during periods of positive medical margin. Conversely, cash flows would be negatively impacted during periods of negative medical margin. Our cash flows may also be affected by the timing of working capital items including accounts receivable, claims payable, other receivables and payables, and cash requirement covenants under our Credit Agreement, including daily minimum balances and cash collateral for issuing letters of credit.

We may require additional financing in the future to fund working capital and pay our obligations. We may seek to raise any necessary additional capital through a combination of public or private equity offerings and/or debt financings. There can be no assurance that we will be successful in acquiring additional funding at levels sufficient to fund our operations or on terms favorable to us, if at all. If adequate funds are not available on acceptable terms when needed, we may be required to significantly reduce operating expenses, which may have a material adverse effect on our business, financial condition, cash flows, and results of operations. If we do raise additional capital through public or private equity offerings, the ownership interest of our existing stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect our existing stockholders' rights. If we raise additional capital through debt financing, we may be subject to covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

Our ability to pay dividends to holders of our common stock is significantly limited as a practical matter by our growth plans as well as the Credit Facility insofar as we may seek to pay dividends out of funds made available to us by agilon health management, inc. or its subsidiaries because the Credit Facility restricts agilon health management, inc.'s ability to pay dividends or make loans to us. The borrower on the Credit Facility is agilon health management, inc., our wholly-owned subsidiary. The Credit Facility is guaranteed by certain of our subsidiaries, including those identified as variable interest entities, and contain customary covenants including, among other things, limitations on restricted payments including: (i) dividends and distributions from restricted subsidiaries, (ii) requirements of minimum financial ratios, and (iii) limitation on additional borrowings based on certain financial ratios.

### Debt Obligations

On February 18, 2021, we executed a credit facility agreement (as amended by the First Amendment to Credit Agreement, dated as of March 1, 2021 and the Second Amendment to Credit Agreement, dated as of May 25, 2023 (the "Credit Agreement"), which includes: (i) a $100.0 million senior secured term loan (the "Secured Term Loan," and together with the Secured Term Loan, the "Credit Facility") and (ii) a $100.0 million senior secured revolving credit facility (the "Secured Revolving Facility") with a capacity to issue standby letters of credit in certain circumstances up to a maximum of $100.0 million. Subject to specified conditions and receipt of commitments, the Secured Term Loan may be expanded (or a new term loan facility, revolving credit facility or letter of credit facility added) by up to (i) $50.0 million plus (ii) an additional amount determined in accordance with a formula tied to repayment of certain of our indebtedness. The maturity date of the Credit Facility was February 18, 2026.

Effective with the Second Amendment to Credit Agreement on May 25, 2023, we transitioned to the Secured Overnight Financing Rate ("SOFR") as a benchmark interest rate used in the Credit Agreement. At our option, borrowings under the Credit Facility can be either: (i) Term SOFR Rate Loans, (ii) Daily Simple SOFR Rate Loans, or (iii) Base Rate Loans, each as defined in the Credit Agreement. Daily Simple SOFR Rate Loans and Term SOFR Rate Loans bear interest at a rate equal to the sum of 3.50% and the higher of (a) SOFR, as defined in the Credit Agreement, and (b) 0%. Base Rate Loans bear interest at a rate equal to the sum of 2.50% and the highest of: (a) 0.50% in excess of the overnight federal funds rate, (b) the prime rate established by the administrative agent from time to time, (c) the one-month SOFR rate (adjusted for maximum reserves) plus 1.00% and (d) 0%. Additionally, we pay a commitment fee on the unfunded Secured Revolving Facility amount of 0.375%. We must also pay customary letter of credit fees.

The Credit Facility contains customary covenants including, among other things, limitations on restricted payments including: (i) dividends and distributions from restricted subsidiaries, (ii) requirements of minimum financial ratios, and (iii) limitation on additional borrowings based on certain financial ratios.

On February 10, 2026, we entered into the third amendment (the "Amendment") to the Credit Agreement, which modified certain terms of our existing Credit Agreement. The Amendment, among other changes, (a) extended the stated maturity date from February 18, 2026 to February 18, 2028; (b) amended certain covenant "baskets" to be measured as a percentage of EBITDA rather than, or as an alternative to, Consolidated Total Assets; (c) required that Management maintain a minimum of $50.0 million in Total Cash as of the end of each Business Day; (d) conditioned certain payments, including dividends, to Holdings under the available amount "basket" on the Company achieving positive EBITDA for two consecutive trailing four-quarter periods each ending after the Third Amendment Effective Date; (e) required that any reduction in outstanding letters of credit be accompanied by a corresponding prepayment of term loans; (f) reduced the aggregate amount of revolving credit commitments from $100.0 million to $90.0 million; and (g) required cash collateralization at 103% of the amount of each letter of credit outstanding immediately prior to the Amendment effective date. Although the Secured Term Loan originally matured shortly after the balance sheet date, we completed the refinancing subsequent to December 31, 2025, but prior to the issuance of the consolidated financial statements that extended the contractual maturity of a portion of the obligation beyond one year. Accordingly, $15.8 million of the Secured Term Loan has been classified as long-term debt as of December 31, 2025, with the remaining $19.2 million classified as current with the first payment due in 2026.

Substantially concurrently with the effectiveness of the Amendment, we executed and delivered an unsecured guaranty of management's obligations under the Credit Agreement.

For additional discussion on our debt obligations, see Note 10 to the Consolidated Financial Statements in Item 8 of this Report.

### Equity

As of December 31, 2025, we had 414.7 million shares of common stock outstanding. See "—Overview and Recent Developments" above for information related to our actions to pursue a reverse stock split and Note 12 to the Consolidated Financial Statements in Item 8 of this Report for additional information about our equity transactions.

### Cash Flows

The following summary discussion of our cash flows is based on the consolidated statements of cash flows. The following table sets forth changes in cash flows for the periods indicated (dollars in thousands):

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | 2025 | 2024 | 2023 |
| Net cash provided by (used in) operating activities | $ (105,763) | $ (57,777) | $ (156,199) |
| Net cash provided by (used in) investing activities | 88,610 | 139,891 | (44,019) |
| Net cash provided by (used in) financing activities | (2,994) | (2,583) | (193,133) |

*2025 Cash Flows Compared to 2024 Cash Flows*

Net cash used in operating activities was $105.8 million for the year ended December 31, 2025 compared to $57.8 million for the year ended December 31, 2024. The increase in net cash used in operating activities was primarily the result of a decline in medical margin and the timing of settlements with payors. Our cash flow from operations is dependent upon the number of members on our platform, the timing and amounts of settlements with payors and the level of operating and general and administrative expenses necessary to operate and grow our business, among other factors.

Net cash provided by investing activities was $88.6 million for the year ended December 31, 2025, compared to $139.9 million for the year ended December 31, 2024. Net cash provided by investing activities in 2025 and 2024 was primarily due to proceeds from the maturities, net of investments, of marketable securities of $103.6 million and $175.4 million, respectively. Additionally, for the year ended December 31, 2025, we received proceeds of $30.1 million primarily from the repayments from loans receivable. For the years ended December 31, 2025 and 2024, we made investments of $45.1 million and $55.0 million, respectively, primarily for the acquisition of intangible assets and property and equipment.

Net cash used in financing activities was $3.0 million for the year ended December 31, 2025 compared to $2.6 million for the year ended December 31, 2024.

## Critical Accounting Estimates

Management's discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. We base estimates on the best information available to us at the time, our historical experience, known trends and events and various other assumptions that we believe are reasonable under the circumstances. These estimates affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. If our judgment or interpretation of the facts and circumstances relating to various transactions or other matters had been different, it is possible that different accounting would have been applied, resulting in a different presentation of our consolidated financial statements. From time to time, we re-evaluate our estimates and assumptions. In the event estimates or assumptions prove to be different from actual results, adjustments are made in subsequent periods to reflect more current estimates and assumptions about matters that are inherently uncertain. For a more detailed discussion of our significant accounting policies, see Note 2 to the Consolidated Financial Statements in Item 8 of this Report. Below is a discussion of accounting policies that we consider critical in that they may require complex judgment in their application or require estimates about matters that are inherently uncertain.

### *Revenue Recognition*

We recognize revenue in accordance with Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers (Topic 606)* ("ASC 606"). Medical services revenue consists of capitation fees under contracts with various payors. Under the typical capitation arrangement, we are entitled to monthly PMPM fees to provide a defined range of healthcare services for MA health plan members attributed to our contracted physicians. PMPM fees are determined as a percent of the premium payors receive from CMS for these members. We generally accept full financial risk for members attributed to our contracted physicians, which means we are responsible for the cost of all healthcare services required by them. Contracts with payors are generally multi-year arrangements and have a single performance obligation that constitutes a series, as defined by ASC 606, to stand ready on a monthly basis to provide all aspects of necessary medical care to members for the contracted period. We recognize revenue in the month in which eligible members are entitled to receive healthcare benefits during the contract term.

The transaction price for our MA capitation contracts is variable as the PMPM fees to which we are entitled are subject to periodic adjustment under CMS's risk adjustment payment methodology. CMS deploys a risk adjustment model that determines premiums paid to all payors according to each member's health status and certain demographic factors. Under this risk adjustment methodology, CMS calculates the risk adjusted premium payment using diagnosis data from various settings. We and our healthcare providers collect and submit the necessary and available diagnosis data to payors and we utilize such data to estimate risk adjustment payments to be received in subsequent periods. Risk adjustment-related revenues are estimated using the most likely amount methodology and amounts are only included in revenue to the extent that it is probable that a significant reversal of cumulative revenue will not occur once any uncertainty is resolved. PMPM fees are also subject to adjustment for incentives or penalties based on the achievement of certain quality metrics defined in our contracts with payors. We recognize incentive revenue as earned using the most likely amount methodology and only to the extent that it is probable that a significant reversal of cumulative revenue will not occur once any uncertainty is resolved.

The determination of these estimates is subject to significant judgment. If these assessments were to change, the timing and amount of our revenue recognized would be impacted, which may be material to our consolidated financial statements.

### *Medical Services Expense and Related Payables*

Medical services expense represents costs incurred for medical services provided to members by physicians, hospitals and other ancillary providers for which we are financially responsible, and which are paid either directly by us or by payors with whom we have contracted. Medical services expenses are recognized in the period in which services are provided and include estimates of our obligations for medical services that have been rendered by third parties, but for which claims have either not yet been received, processed or paid.

Such estimates are based on many variables, including utilization trends and historical and statistical lag analysis, among other factors. The assumptions for making such estimates and establishing liabilities are continually reviewed and updated, and any adjustments resulting therein are reflected in current period earnings. These estimates may differ from actual results, which could be material to our consolidated financial statements. The difference between the estimated liability and the related actual settlement of claims is recognized in the period the claims are settled.

If it is determined that our assumptions in estimating such liabilities are significantly different than actual results, our results of operations and financial position could be impacted in future periods. Adjustments of prior period estimates may result in additional medical care expense or a reduction of medical care expense in the period an adjustment is made. Further, due to the considerable variability of healthcare costs, adjustments to claim liabilities occur each period and may be significant as compared to the net income (loss) recorded in that period.

The estimate of medical costs payable represents our best estimate of our liability for unpaid medical costs.

### Recent Accounting Pronouncements

For the impact of new accounting standards, see Note 2 to the Consolidated Financial Statements in Item 8 of this Report.

### ITEM 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to various market risks, including the potential loss arising from adverse changes in interest rates. We do not use derivative financial instruments in the normal course of business or for speculative or trading purposes.

Our exposures to market risk for changes in interest expense relate primarily to the Credit Facility. Indebtedness under the Credit Facility is floating rate debt and is carried at amortized cost. Therefore, fluctuations in interest rates will impact our consolidated financial statements. A rising interest rate environment will increase the amount of interest paid on this debt. A hypothetical 100 basis point change in interest rates would not have a material impact on our interest expense.

We held cash, cash equivalents, restricted cash equivalents, and marketable securities of $285.1 million and $405.6 million as of December 31, 2025 and 2024, respectively, consisting of bank deposits, certificates of deposits, money market funds, U.S. Treasury notes, and corporate debt securities. Such interest-earning instruments carry a degree of interest rate risk. A hypothetical 100 basis point change in interest rates would not have a material impact on the fair value of our marketable securities. Declines in interest rates over time will reduce our investment income. The goals of our investment policy are liquidity and capital preservation. We do not enter into investments for trading or speculative purposes.

**ITEM 8. Financial Statements and Supplementary Data**

**agilon health, inc.**

**Index to Consolidated Financial Statements**

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## Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of agilon health, inc.

### Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of agilon health, inc. (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income (loss), stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and financial statement schedule listed in the Index at Item 15 (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 25, 2026 expressed an unqualified opinion thereon.

### Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

### Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

***Valuation of incurred but not reported claims***

*Description of the Matter*

As of December 31, 2025, the Company's medical claims and related payables totaled $929.8 million, substantially all of which related to the Company's estimate for claims that have been incurred but have either not yet been received, processed, or paid and as such, not reported ("IBNR"). As discussed in Note 2 to the consolidated financial statements, management develops its IBNR liability using actuarial methods commonly used by health insurance actuaries that include a number of factors and assumptions including medical service utilization trends, changes in membership, observed medical cost trends, historical claims payment patterns and other factors.

Auditing management's estimate of the IBNR liability was complex and required the involvement of actuarial specialists due to the highly judgmental nature of the factors and assumptions used in the measurement process. These assumptions have a significant effect on the valuation of the IBNR liability.

*How We Addressed the Matter in Our Audit*

We obtained an understanding, evaluated the design and tested the operating effectiveness of the controls over the calculation of the IBNR liability. For example, we tested management's controls over the accumulation of claims data, the assumptions used in the Company's models, and management's review of the Company's models.

To test the IBNR liability, our audit procedures included, among others, testing the completeness and accuracy of data used in the Company's models by comparing claims and membership data to source documentation, including statements and claims data received from health plans. With the assistance of our actuarial specialists, we used the Company's underlying claims, membership data and generally accepted actuarial methodologies used within the industry to develop an independent range of IBNR estimates and compared those estimates to management's recorded IBNR liability. Additionally, we performed a review of prior period estimates using subsequent claims developments.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2017.

Los Angeles, California

February 25, 2026

**agilon health, inc.**

**CONSOLIDATED BALANCE SHEETS**

(In thousands, except per share data)

| | | December 31, | | |
|---|---|---|---|---|
| | | **2025** | | **2024** |
| **ASSETS** | | | | |
| Current assets: | | | | |
| Cash and cash equivalents | $ | 173,713 | $ | 188,231 |
| Restricted cash and equivalents | | — | | 5,629 |
| Marketable securities | | 111,429 | | 211,737 |
| Receivables, net | | 673,793 | | 1,017,040 |
| Prepaid expenses and other current assets, net | | 137,762 | | 35,137 |
| Total current assets | | 1,096,697 | | 1,457,774 |
| Property, equipment, and capitalized software, net | | 25,417 | | 28,169 |
| Intangible assets, net | | 65,725 | | 72,771 |
| Goodwill | | — | | 24,133 |
| Other assets | | 83,451 | | 151,136 |
| Total assets | $ | 1,271,290 | $ | 1,733,983 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)** | | | | |
| Current liabilities: | | | | |
| Medical claims and related payables | $ | 929,770 | $ | 931,664 |
| Accounts payable and accrued expenses | | 127,477 | | 220,342 |
| Current portion of long-term debt | | 19,238 | | — |
| Total current liabilities | | 1,076,485 | | 1,152,006 |
| Long-term debt, net of current portion | | 15,750 | | 34,904 |
| Other liabilities | | 52,321 | | 76,121 |
| Total liabilities | | 1,144,556 | | 1,263,031 |
| Commitments and contingencies | | | | |
| Stockholders' equity (deficit): | | | | |
| Common stock, $0.01 par value: 2,000,000 shares authorized; 414,728 and 412,194 shares issued and outstanding, respectively | | 4,147 | | 4,122 |
| Additional paid-in capital | | 2,099,995 | | 2,053,895 |
| Accumulated deficit | | (1,978,324) | | (1,586,977) |
| Accumulated other comprehensive income (loss) | | 916 | | (88) |
| Total stockholders' equity (deficit) | | 126,734 | | 470,952 |
| Total liabilities and stockholders' equity (deficit) | $ | 1,271,290 | $ | 1,733,983 |

The consolidated balance sheets include assets and liabilities of consolidated variable interest entities ("VIEs") as agilon health, inc., together with its consolidated subsidiaries and variable interest entities (the "Company"), is the primary beneficiary of these VIEs. The consolidated balance sheets include total assets that can be used only to settle obligations of the Company's consolidated VIEs totaling $840.2 million and $1.17 billion as of December 31, 2025 and 2024, respectively, and total liabilities of the Company's consolidated VIEs for which creditors do not have recourse to the general credit of the primary beneficiary of $1.04 billion and $1.13 billion as of December 31, 2025 and 2024, respectively. See Note 17 for additional details.

See accompanying Notes to Consolidated Financial Statements.

**agilon health, inc.**

**CONSOLIDATED STATEMENTS OF OPERATIONS**

(In thousands, except per share data)

| | | Year Ended December 31, | | | | |
|---|---|---|---|---|---|---|
| | | **2025** | | **2024** | | **2023** |
| **Revenues:** | | | | | | |
| Medical services revenue | $ | 5,921,341 | $ | 6,047,715 | $ | 4,307,350 |
| Other operating revenue | | 11,235 | | 12,815 | | 9,013 |
| Total revenues | | 5,932,576 | | 6,060,530 | | 4,316,363 |
| **Expenses:** | | | | | | |
| Medical services expense | | 5,977,906 | | 5,842,530 | | 4,008,659 |
| Other medical expenses | | 114,691 | | 213,159 | | 238,034 |
| General and administrative | | 238,536 | | 268,912 | | 285,760 |
| Depreciation and amortization | | 28,594 | | 24,463 | | 16,043 |
| Impairments | | 36,085 | | 3,596 | | — |
| Total expenses | | 6,395,812 | | 6,352,660 | | 4,548,496 |
| **Income (loss) from operations** | | (463,236) | | (292,130) | | (232,133) |
| **Other income (expense):** | | | | | | |
| Income (loss) from equity method investments | | (1,835) | | 14,992 | | 16,489 |
| Other income (expense), net | | 67,616 | | 34,489 | | 27,840 |
| Interest expense | | (6,641) | | (6,177) | | (6,658) |
| **Income (loss) before income taxes** | | (404,096) | | (248,826) | | (194,462) |
| Income tax benefit (expense) | | (1,251) | | (1,451) | | (791) |
| **Income (loss) from continuing operations** | | (405,347) | | (250,277) | | (195,253) |
| **Discontinued operations:** | | | | | | |
| Income (loss) before gain (loss) on sales | | — | | (1,061) | | (20,002) |
| Gain (loss) and adjustments on sales of assets, net | | 14,000 | | (8,763) | | (47,548) |
| **Total discontinued operations** | | 14,000 | | (9,824) | | (67,550) |
| **Net income (loss)** | | (391,347) | | (260,101) | | (262,803) |
| Noncontrolling interests' share in (earnings) loss | | — | | (50) | | 207 |
| **Net income (loss) attributable to common shares** | $ | (391,347) | $ | (260,151) | $ | (262,596) |
| **Net income (loss) per common share, basic and diluted** | | | | | | |
| Continuing operations | $ | (0.98) | $ | (0.61) | $ | (0.48) |
| Discontinued operations | $ | 0.03 | $ | (0.02) | $ | (0.16) |
| **Weighted average shares outstanding, basic and diluted** | | 413,969 | | 410,966 | | 408,917 |

See accompanying Notes to Consolidated Financial Statements.

**agilon health, inc.**

**CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)**

(in thousands)

| | | Year Ended December 31, | | | | |
|---|---|---|---|---|---|---|
| | | **2025** | | **2024** | | **2023** |
| Net income (loss) | $ | (391,347) | $ | (260,101) | $ | (262,803) |
| Other comprehensive income (loss): | | | | | | |
| Net unrealized gain (loss) on marketable securities, net of tax | | 960 | | 2,235 | | 3,183 |
| Foreign currency translation adjustment | | 44 | | (25) | | 79 |
| Total comprehensive income (loss) | | (390,343) | | (257,891) | | (259,541) |
| Comprehensive (income) loss attributable to noncontrolling interests | | — | | (50) | | 207 |
| Total comprehensive income (loss) attributable to agilon health, inc. | $ | (390,343) | $ | (257,941) | $ | (259,334) |

See accompanying Notes to Consolidated Financial Statements.

**agilon health, inc.**
**CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)**

(In thousands)

**Total Stockholders' Equity (Deficit)**

| | Common Stock Shares | Common Stock Amount | Additional Paid-In Capital | Accumulated Deficit | Accumulated Other Comprehensive Income (loss) | Noncontrolling Interests | Total Stockholders' Equity (Deficit) |
|---|---|---|---|---|---|---|---|
| **January 1, 2023** | 412,385 | $ 4,124 | $ 2,106,886 | $ (1,064,230) | $ (5,560) | $ (611) | $ 1,040,609 |
| Net income (loss) | — | — | — | (262,596) | — | (207) | (262,803) |
| Other comprehensive income (loss) | — | — | — | — | 3,262 | — | 3,262 |
| Exercise of stock options | 2,786 | 28 | 13,686 | — | — | — | 13,714 |
| Vesting of restricted stock units | 899 | 9 | (9) | — | — | — | — |
| Shares withheld related to net share settlement | (68) | (1) | (1,846) | — | — | — | (1,847) |
| Common stock repurchase | (9,615) | (96) | (201,313) | — | — | — | (201,409) |
| Stock-based compensation expense | — | — | 69,495 | — | — | — | 69,495 |
| **December 31, 2023** | 406,387 | $ 4,064 | $ 1,986,899 | $ (1,326,826) | $ (2,298) | $ (818) | $ 661,021 |
| Net income (loss) | — | — | — | (260,151) | — | 50 | (260,101) |
| Other comprehensive income (loss) | — | — | — | — | 2,210 | — | 2,210 |
| Exercise of stock options | 1,508 | 15 | 2,743 | — | — | — | 2,758 |
| Vesting of restricted stock units | 2,652 | 27 | (27) | — | — | — | — |
| Shares withheld related to net share settlement | (327) | (3) | (1,588) | — | — | — | (1,591) |
| Issuance of common stock | 1,974 | 19 | 15,211 | — | — | — | 15,230 |
| Stock-based compensation expense | — | — | 50,657 | — | — | — | 50,657 |
| Dissolution of partially owned entity | — | — | — | — | — | 768 | 768 |
| **December 31, 2024** | 412,194 | $ 4,122 | $ 2,053,895 | $ (1,586,977) | $ (88) | $ — | $ 470,952 |
| Net income (loss) | — | — | — | (391,347) | — | — | (391,347) |
| Other comprehensive income (loss) | — | — | — | — | 1,004 | — | 1,004 |
| Exercise of stock options | 24 | — | 110 | — | — | — | 110 |
| Vesting of restricted stock units | 3,200 | 32 | (32) | — | — | — | — |
| Shares withheld related to net share settlement | (690) | (7) | (3,097) | — | — | — | (3,104) |
| Stock-based compensation expense | — | — | 49,119 | — | — | — | 49,119 |
| **December 31, 2025** | 414,728 | $ 4,147 | $ 2,099,995 | $ (1,978,324) | $ 916 | $ — | $ 126,734 |

See accompanying Notes to Consolidated Financial Statements.

**agilon health, inc.**

**CONSOLIDATED STATEMENTS OF CASH FLOWS**

(In thousands)

| | | Year Ended December 31, | | | |
|---|---|---|---|---|---|
| | | **2025** | | **2024** | **2023** |
| **Cash flows from operating activities:** | | | | | |
| Net income (loss) | $ | (391,347) | $ | (260,101) $ | (262,803) |
| Adjustments to reconcile net income (loss) to net cash used in operating activities: | | | | | |
| Depreciation and amortization | | 28,594 | | 24,463 | 20,161 |
| Stock-based compensation expense | | 49,119 | | 50,657 | 69,495 |
| Impairments | | 36,085 | | 3,596 | — |
| Loss (income) from equity method investments | | 1,835 | | (14,992) | (16,489) |
| Distributions of earnings from equity method investments | | — | | 3,340 | — |
| Gain (loss) and adjustments on sales of assets, net | | (14,000) | | 3,784 | 47,548 |
| Other, net | | (5,518) | | 887 | (4,044) |
| Changes in operating assets and liabilities: | | | | | |
| Receivables, net | | 344,585 | | (74,580) | (460,365) |
| Prepaid expense and other current assets | | (65,439) | | 8,405 | (6,120) |
| Other assets | | (133) | | 6 | (397) |
| Medical claims and related payables | | (1,894) | | 193,941 | 441,500 |
| Accounts payable and accrued expenses | | (85,585) | | 4,635 | 32,111 |
| Other liabilities | | (2,065) | | (1,818) | (16,796) |
| Net cash provided by (used in) operating activities | | (105,763) | | (57,777) | (156,199) |
| **Cash flows from investing activities:** | | | | | |
| Purchase of property and equipment | | (13,242) | | (13,251) | (15,830) |
| Purchase of intangible assets | | (29,866) | | (28,034) | (14,985) |
| Investments in loans receivable and other | | (2,000) | | (13,733) | (19,528) |
| Investments in marketable securities | | (60,154) | | (12,006) | (114,657) |
| Proceeds from maturities of marketable securities and other | | 193,872 | | 206,915 | 164,040 |
| Net cash paid in business combination | | — | | — | (45,252) |
| Proceeds from sale of business and property, net of cash divested | | — | | — | 2,193 |
| Net cash provided by (used in) investing activities | | 88,610 | | 139,891 | (44,019) |
| **Cash flows from financing activities:** | | | | | |
| Proceeds from (payments for) equity issuances, net | | (2,994) | | 1,167 | 11,867 |
| Common stock repurchase | | — | | — | (200,000) |
| Repayments of long-term debt | | — | | (3,750) | (5,000) |
| Net cash provided by (used in) financing activities | | (2,994) | | (2,583) | (193,133) |
| Net increase (decrease) in cash, cash equivalents and restricted cash and equivalents | | (20,147) | | 79,531 | (393,351) |
| Cash, cash equivalents and restricted cash and equivalents from continuing operations, beginning of year | | 193,860 | | 114,329 | 475,912 |
| Cash, cash equivalents and restricted cash and equivalents from discontinued operations, beginning of year | | — | | — | 31,768 |
| **Cash, cash equivalents and restricted cash and equivalents, beginning of year** | | 193,860 | | 114,329 | 507,680 |
| **Cash, cash equivalents and restricted cash and equivalents, end of year** | $ | 173,713 | $ | 193,860 $ | 114,329 |

See accompanying Notes to Consolidated Financial Statements.

**agilon health, inc.**

**NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS**

## NOTE 1. Business

*Description of Business*

agilon health, inc., together with its consolidated subsidiaries and variable interest entities (the "Company"), through its partnerships and purpose-built model provides the necessary capabilities, capital, and business model for existing physician groups to create a Medicare-centric, globally capitated line of business. As of December 31, 2025, the Company, through its contracted physician networks, provided care to approximately 511,000 Medicare Advantage ("MA") members enrolled with private health plans in 12 states. Additionally, the Company participates in the Centers for Medicare & Medicaid Services' ("CMS") Accountable Care Organization Realizing Equity, Access, and Community Health ("ACO REACH") Model and Medicare Shared Savings Program ("MSSP," and together with ACO REACH, the "CMS ACO Models") through its equity method investments.

See Note 17 for additional information related to the Company's involvement with VIEs.

The Company's largest shareholder is an investment fund associated with Clayton Dubilier & Rice, LLC ("CD&R"), a private equity firm headquartered in New York, New York. All funds affiliated with CD&R are considered related parties.

On November 5, 2025, the Company received written notice (the "Notice") from the New York Stock Exchange (the "NYSE") informing the Company it is no longer in compliance with Section 802.01C of the NYSE Listed Company Manual because the average closing price of its common stock was less than $1.00 per share over a consecutive 30 trading-day period ended November 4, 2025 (the "Price Criteria for Capital or Common Stock").

The Company can regain compliance at any time within the six-month period following receipt of the Notice if, on the last trading day of any calendar month during the cure period (or the last trading day of the cure period), it has a closing share price of at least $1.00 and an average closing share price of at least $1.00 over the prior 30 trading-day period ending on the last trading day of the applicable calendar month or the cure period. To regain compliance with the Price Criteria for Capital or Common Stock, the Company is pursuing a reverse stock split, subject to approval by its stockholders. On February 6, 2026, the Company filed a preliminary proxy statement indicating its intent to seek stockholder approval at a special meeting of stockholders for (i) an amendment to its Amended and Restated Certificate of Incorporation to effect a reverse stock split of its common stock at a ratio of one-for-five to one-for-twenty-five, with the exact ratio to be set within this range by the Company's Board of Directors in its sole discretion without further stockholder approval, and (ii) authority to adjourn the special meeting, if necessary, to solicit additional proxies if there are insufficient votes to approve the amendment.

## NOTE 2. Summary of Significant Accounting Policies

**Basis of Presentation**

The accompanying consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

**Principles of Consolidation**

The consolidated financial statements include the accounts of agilon health, inc., its wholly-owned subsidiaries and VIEs that it controls through voting rights or other means. Intercompany transactions and balances have been eliminated in consolidation.

The Company is required to continually evaluate its VIE relationships and consolidate the entities in which it holds a variable interest when it is determined to be the primary beneficiary of their operations. A VIE is broadly defined as an entity that has any of the following three characteristics:

i.  the equity investment at risk is insufficient to finance the entity's activities without additional subordinated financial support;

ii.      substantially all of the entity's activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights; or

iii.      the equity investors as a group lack any of the following:

- the power through voting or similar rights to direct the activities of the entity that most significantly impact the entity's economic performance;

- the obligation to absorb the expected losses of the entity; or

- the right to receive the expected residual returns of the entity.

The Company reassesses the designation of an entity as a VIE upon certain events, including, but not limited to:

i.      a change to the terms or in the ability of a party to exercise its kick-out rights;

ii.      a change in the capital structure of the entity; or

iii.      acquisitions or sales of interests that constitute a change of control.

The Company is considered to be the primary beneficiary of a VIE if it has the power to direct the activities of a VIE that most significantly impact the entity's economic performance and has the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. The Company continuously assesses whether it is (or is not) the primary beneficiary of a VIE. That assessment involves the consideration of various factors, including, but not limited to, the form of the Company's ownership interest, its representation on the VIE's governing body, the size and seniority of its investment, its ability and the rights of other variable interest holders to participate in policy making decisions, its ability to manage its ownership interest relative to the other variable interest holders, and its ability to liquidate the entity.

**Use of Estimates**

Management is required to make estimates and assumptions in the preparation of financial statements. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates can include, among other things, those used to determine revenues and related receivables from risk adjustments, medical services expense and related payables (including the reserve for incurred but not reported ("IBNR") claims), and the valuation and related recognition of impairments of long-lived assets, including goodwill. Management's estimates for revenue recognition, medical services expense and other estimates, judgments, and assumptions may be materially and adversely different from actual results. These estimates are based on knowledge of current events and anticipated future events, and accordingly, actual results may ultimately differ materially from those estimates.

**Revenue Recognition and Receivables**

*Medical Services Revenue*

Medical services revenue consists of capitation fees under contracts with various Medicare Advantage payors ("payors"). Under the typical capitation arrangement, the Company is entitled to monthly per-member, per-month ("PMPM") fees to provide a defined range of healthcare services for Medicare Advantage health plan members ("members") attributed to the Company's contracted primary care physicians. In certain of the Company's payor arrangements, it is also financially responsible for Medicare Part D pharmaceutical costs for prescriptions rendered to members. PMPM fees are determined as a percentage of the premium payors receive from the CMS for these members. The Company generally accepts full financial risk for members attributed to its contracted primary care physicians and therefore is responsible for the cost of all healthcare services required by those members. Fees are generally recorded gross in revenue because the Company is acting as a principal in coordinating and controlling the range of services provided (other than clinical decisions) under its capitation contracts with payors. Capitation contracts with payors are generally multi-year arrangements and have a single performance obligation that constitutes a series, as defined by Accounting Standards Codification ("ASC") 606, *Revenue From Contracts With Customers* ("ASC 606"), to stand ready on a monthly basis to provide all aspects of necessary medical care to members for the contracted period. The Company recognizes revenue in the month in which eligible members are entitled to receive healthcare benefits during the contract term.

The transaction price for the Company's capitation contracts is variable, as the PMPM fees to which the Company is entitled are subject to periodic adjustment under CMS's risk adjustment payment methodology. CMS deploys a risk adjustment model that determines premiums paid to all payors according to each member's health status and certain demographic factors. Under this risk adjustment methodology, CMS calculates the risk adjusted premium payment using diagnosis data from various settings. The Company and healthcare providers collect and submit the necessary and available diagnosis data to payors and such data is utilized by the Company to estimate risk adjustment payments to be received in subsequent periods. Risk adjustment-related revenues are estimated using the most likely amount methodology and amounts are only included in revenue to the extent that it is probable that a significant reversal of cumulative revenue will not occur once any uncertainty is resolved. PMPM fees are also subject to adjustment for incentives or penalties based on the achievement of certain quality metrics defined in the Company's contracts with payors. The Company recognizes incentive revenue as earned using the most likely amount methodology and only to the extent that it is probable that a significant reversal of incentive revenue will not occur once any uncertainty is resolved.

Neither the Company nor any of its affiliates is a registered insurance company because state law in the states in which it operates does not require such registration for risk-bearing providers.

*Receivables*

Receivables primarily consist of amounts due under capitation contracts with various payors. Receivables due under capitation contracts are recorded monthly based on reports received from payors and management's estimate of risk adjustment payments to be received in subsequent periods for open performance years. Receivables are recorded at the amount expected to be realized.

**Medical Services Expenses and Related Payables**

*Medical Services Expense*

Medical services expense represents costs incurred for medical services provided to members by physicians, hospitals and other ancillary providers for which the Company is financially responsible and are paid by payors with whom the Company has contracted. Medical services expenses are recognized in the period in which services are provided and include estimates of claims that have been incurred but have either not yet been received, processed, or paid and as such, not reported.

Such estimates are developed using actuarial methods commonly used by health insurance actuaries that include a number of factors and assumptions including medical service utilization trends, changes in membership, observed medical cost trends, historical claim payment patterns and other factors. Generally, for the most recent months, the Company estimates claim costs incurred by applying observed medical cost trend factors to the average PMPM medical costs incurred in prior months for which more complete claims data are available.

Each period, the Company re-examines previously established medical claims payable estimates based on actual claim submissions and other changes in facts and circumstances. As more complete claims information becomes available, the Company adjusts its estimates and recognizes those changes in estimates in the period in which the change is identified. The difference between the estimated liability and the actual settlements of claims is recognized in the period the claims are settled. The Company's medical claims payable balance represents management's best estimate of its liability for unpaid medical costs as of December 31, 2025 and 2024. The Company uses judgment to determine the appropriate assumptions for developing the required estimates.

The Company assesses the profitability of its managed care capitation arrangements to identify contracts where current operating results or forecasts indicate probable future losses. If anticipated future variable costs exceed anticipated future revenues, a loss contract reserve is recognized. Loss contract reserves as of December 31, 2025 and 2024 were $0 and $4.9 million, respectively.

*Other Medical Expenses*

Other medical expenses include: (i) partner physician compensation expense and (ii) other provider costs. Partner physician compensation expense relates to surplus sharing obligations to the Company's physician partners. Other provider costs include payments for additional compensation to support physician-patient engagement and other care management expenses.

**Amortizable Intangible Assets and Goodwill**

Amortizable intangible assets primarily relate to health plan contracts, trade names, provider networks and noncompete enforcement agreements. Amortizable intangible assets are amortized using the straight-line method over the useful life of these assets, generally between one and 10 years. The Company considers the period of expected cash flows and related underlying data used to measure the fair value of the intangible assets (or the length of time for a noncompete agreement) when selecting a useful life.

Amortizable intangible assets are subject to impairment tests when events or circumstances indicate that the carrying value of the asset, or related asset group, may not be recoverable. The Company compares the carrying value of an amortizable intangible asset (or asset group) to the future undiscounted cash flows generated by the asset (or asset group). The expected future undiscounted cash flows are calculated using the lowest level of identifiable cash flows that are largely independent of the cash flows of other assets and liabilities. When the carrying value of an intangible asset (or asset group) exceeds its expected future undiscounted cash flows, an impairment charge is recognized to the extent that the carrying value of the asset (or asset group) exceeds its fair value.

The impairment tests are based on financial projections prepared by management that incorporate anticipated results from programs and initiatives being implemented. If projections are not met, or if negative trends occur that impact the outlook, the intangible assets may be impaired.

Goodwill represents the excess purchase price consideration over the estimated fair value of net assets acquired in a business combination. The Company tests goodwill for impairment annually in the fourth quarter, and on an interim basis when events or changes in circumstances indicate that the carrying value may not be recoverable. The Company first assesses qualitative factors to determine whether it is more likely than not that the carrying value of a reporting unit exceeds its fair value. Qualitative analysis involves assessing situations and developments that could affect key drivers used to evaluate whether the value of goodwill is impaired. The Company's procedures include assessing its financial performance, macroeconomic conditions, industry and market considerations, various asset-specific factors, and entity-specific events. The Company may also elect to skip the qualitative testing and proceed directly to the quantitative testing.

In the quantitative assessment, the fair value of the reporting unit is determined primarily by an income approach, utilizing discounted cash flows and a market approach looking at comparable companies and related transactions. An impairment is recognized only to the extent that the carrying value of a reporting unit exceeds its fair value. If the fair value exceeds the carrying amount, goodwill is not considered impaired.

**Cash, Cash Equivalents, and Restricted Cash Equivalents**

Cash and cash equivalents consist of cash on hand and highly liquid financial instruments with maturities of three months or less when purchased, which includes investments in short-term money market funds. The Company maintains its cash on hand in bank deposit accounts which, at times, may exceed federally insured limits. Restricted cash and equivalents primarily consist of amounts used as collateral to secure letters of credit which the Company is required to maintain pursuant to contracts with payors. Such amounts are generally maintained in certificates of deposit to satisfy these obligations and are presented as restricted cash equivalents in the consolidated balance sheets. As of December 31, 2024, certificates of deposit totaled $5.5 million. There were no certificates of deposit as of December 31, 2025.

**Marketable Securities**

The Company's investments in marketable debt securities are classified as available-for-sale and are carried at fair value, with the unrealized gains and losses reported as a component of accumulated other comprehensive income (loss) in total stockholders' equity (deficit). The Company determines the appropriate classification of these investments at the time of purchase and reevaluates such designation at each balance sheet date. In general, the Company's marketable securities are classified as current assets without regard to the securities' contractual maturity dates because they may be readily liquidated.

Interest income, premium accretion/discount amortization, realized gains and losses on sales of securities, and credit-related impairment, if any, are included as a component of other income (expense), net in the consolidated statements of operations. The cost of securities sold is based on the specific identification method.

At each reporting period, the Company evaluates available-for-sale marketable securities for impairment when the fair value of the investment is less than its amortized cost. The Company evaluates the underlying credit quality and credit ratings of the issuers, and, if necessary, the expected cash flows of the financial instruments. When the Company determines that the decline in fair value of an investment is below the carrying value and this decline is credit-related, the Company reduces the carrying value of the marketable security it holds and records a loss for the amount of such decline. Non-credit related impairments are recorded through other comprehensive income. If the Company intends to sell the security, or if it is more-likely-than-not that the Company will be required to sell the security before recovery of its amortized cost, the entire impairment is included in earnings.

**Property, Equipment, and Capitalized Software**

Property and equipment are recorded at cost less accumulated depreciation. If acquired through a business combination, property and equipment are recorded at fair value at the date of acquisition. Costs incurred that significantly extend the useful life of the related assets are capitalized, while repairs and maintenance costs are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Capitalized software consists of certain costs incurred in the development of internal-use software, including external direct costs of materials and services and applicable payroll costs of employees devoted to specific software development.

The following represents the estimated useful lives for property and equipment:

|  | Years |
|---|---|
| Capitalized software | 3 |
| Computer equipment | 3 – 5 |
| Furniture and fixtures | 5 |

Leasehold improvements are depreciated over the shorter of the assets' estimated useful life or term of the lease.

**Issuance Costs**

Debt issuance costs related to debt instruments (excluding line of credit arrangements) are deferred, recorded as a reduction of the related debt liability, and amortized to interest expense over the remaining term of the related debt liability utilizing the effective interest method. Debt issuance costs related to line of credit arrangements are deferred, included in other assets, and amortized to interest expense on a straight-line basis over the remaining term of the related line of credit arrangement. Costs incurred in connection with the issuance of common shares are recorded as a reduction of additional paid-in capital.

**Net Income (Loss) Per Share**

Basic net income (loss) per common share is computed by dividing net income (loss) attributable to common shares by the weighted average number of shares of common stock outstanding during the period. Diluted net income (loss) per common share is calculated by including the effect of dilutive securities using the treasury stock method. The treasury stock method assumes a hypothetical issuance of shares to settle stock-based awards, with the assumed proceeds used to purchase common stock at the average market price for the period. Assumed proceeds include the amount the employee must pay upon exercise and the average unrecognized compensation cost. The difference between the number of shares assumed issued and number of shares assumed purchased represents the dilutive shares. Basic net loss per share is the same as diluted net loss per share for the periods presented, as the inclusion of all potential common shares outstanding would have been anti-dilutive.

**Stock-based Compensation**

Stock-based compensation expense for common stock options is recognized based on the fair value of the award as determined on the grant date using the Black-Scholes option pricing model. Stock-based compensation expense is generally recognized on a straight-line basis over the vesting period. Compensation cost for options that vest based on performance conditions, in addition to the continued service period, is recognized when the related performance condition is deemed to be probable of achievement. The fair value of awards with market conditions are valued using the Monte Carlo simulation model. Forfeitures of stock-based awards are recognized as they occur.

**Income Taxes**

Current tax liabilities and assets are recognized for the estimated taxes payable or refundable, respectively, on the tax returns for the current year. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The carrying value of the Company's net deferred tax assets is based on whether it is more likely than not that the Company will generate sufficient future taxable income to realize the deferred tax assets. A valuation allowance is established for deferred tax assets, which the Company does not believe meet the "more likely than not" threshold. The Company's judgments regarding future taxable income may change over time due to changes in market conditions, changes in tax laws, tax planning strategies, or other factors. If the Company's assumptions and, consequently, its estimates, change in the future, the valuation allowance may materially increase or decrease, resulting in a decrease or increase, respectively, in income tax benefit and the related impact on the Company's reported net income (loss).

The Company utilizes a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining whether the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than likely of being realized and effectively settled. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments, and that may not accurately forecast actual outcomes. The Company recognizes interest and penalties accrued related to unrecognized tax benefits as additional income taxes.

On July 4, 2025, the "One Big Beautiful Bill Act" was signed into law in the U.S., which contains a broad range of tax reform provisions. The One Big Beautiful Bill Act did not have a material impact on the Company's tax provision for the year ended December 31, 2025.

**Fair Value Measurement**

The Company's financial instruments consist of cash and cash equivalents, restricted cash and cash equivalents, marketable securities (see Note 4), receivables, other liabilities, accounts payable, certain accrued expenses, and borrowings which consist of a term loan and a revolving credit facility (see Note 10). The carrying values of the financial instruments classified as current in the consolidated balance sheets approximate their fair values due to their short-term maturities. The fair values of the term loan and revolving credit facility approximate the carrying values because the interest rates on such borrowings approximate market rates as of the reporting date. Such borrowings are classified within Level 2 of the fair value hierarchy. During the years ended December 31, 2025 and 2024, there were no material transfers of financial assets or liabilities within the fair value hierarchy.

The Company measures and discloses the fair value of nonfinancial and financial assets and liabilities utilizing a hierarchy of valuation techniques based on whether the inputs to a fair value measurement are considered to be observable or unobservable in a marketplace. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. This hierarchy requires the use of observable market data when available. These inputs have created the following fair value hierarchy:

- Level 1—quoted prices for identical instruments in active markets;

- Level 2—quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which significant inputs and significant value drivers are observable in active markets; and

- Level 3—fair value measurements derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The Company is responsible for determining fair value, as well as for assigning the appropriate level within the fair value hierarchy, based on the significance of unobservable inputs. The Company reviews methodologies, processes and controls of third-party pricing services and performs ongoing analyses of both prices received from third-party pricing services and those developed internally to determine whether they represent appropriate estimates of fair value.

**Segment Reporting**

The Company operates a Medicare-centric, capitated line of business and is organized as a single operating and reportable segment based on the manner in which the Company's Chief Operating Decision Maker ("CODM") evaluates performance and makes decisions about how to allocate resources. The Company's CODM is the Office of the Chairman. Segment asset information, which is presented on the consolidated balance sheet, is not used by the CODM to assess performance and make decisions about how to allocate resources. The Company's segment measure of profit or loss is consolidated net income (loss). The CODM uses the segment measure of profit or loss to assess performance and make resource allocation decisions, primarily through periodic budgeting and company performance reviews. Significant expense categories included within the segment measure of profit or loss that are regularly provided to the CODM include medical services expense, other medical expense, and platform support costs. Medical services expense and other medical expense amounts are included in the consolidated statements of operations. Platform support costs were $160.0 million, $169.4 million, and $163.7 million for the years ended December 31, 2025, 2024, and 2023, respectively. For the years ended December 31, 2025, 2024, and 2023, other segment items, which consists of general and administrative expenses (excluding platform support costs), depreciation and amortization, other income (expense), net, income tax benefit (expense), and results from discontinued operations, were $71.3 million, $95.5 million, and $168.8 million, respectively.

**Disposition of Hawaii Operations**

On October 31, 2023, the Company completed the disposition of MDX Hawaii, Inc. ("MDX Hawaii"), a wholly-owned subsidiary, and its related operations. MDX Hawaii is a provider network with fully-delegated risk contracts and management services organization capabilities, including claims processing and utilization management. The Company's decision to exit Hawaii and the Independent Practice Association line of business represents a strategic shift that had a major effect on its operations and financial results. As such, the Company's Hawaii operations are reflected in the consolidated financial statements as discontinued operations. See Note 19 for additional information.

**Recent Accounting Pronouncements**

In December of 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-09, *Income Taxes—Improvements to Income Tax Disclosures* ("ASU 2023-09"), which amends certain disclosure requirements related to income taxes. The amendments in ASU 2023-09 require public business entities on an annual basis to: (i) disclose specific categories in the rate reconciliation and (ii) provide additional information for reconciling items that meet a quantitative threshold. The amendments in ASU 2023-09 are effective for annual periods beginning after December 15, 2024. The amendments in ASU 2023-09 can be applied on a prospective basis or retrospective application. Early adoption is permitted. The Company adopted the new guidance on a prospective basis effective January 1, 2025. The new guidance did not have an impact on the Company's consolidated financial position, results of operations or cash flows.

In November 2024, the FASB issued ASU 2024-03, *Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses* ("ASU 2024-03"). In January 2025, the FASB issued ASU 2025-01, *Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date* ("ASU 2025-01"). The amendments in ASU 2024-03 require public business entities to disclose, on an annual and interim basis, disaggregated information about certain income statement expense line items by breaking down certain expense line items into specified natural expense categories, including purchases of inventory, employee compensation, deprecation, intangible asset amortization, and depletion. The amendments in ASU 2024-03 can be applied on a prospective basis or retrospective basis and early adoption is permitted. The amendments in ASU 2025-01 clarify the effective date of ASU 2024-03 stating that all public business entities are required to adopt the update in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. ASU 2025-01 does not change the effective date of ASU 2024-03 but was issued to provide clarity on the effective date for public business entities that do not have a calendar year-end. The Company is currently evaluating the potential impact of the adoption of ASU 2024-03 and ASU 2025-01 on the disclosures in its consolidated financial statements.

In September 2025, the FASB issued ASU 2025-06, *Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software* ("ASU 2025-06"). The amendments in ASU 2025-06 modernize the guidance in Subtopic 350-40 to reflect the software development approaches currently used as software is not always developed in a linear manner. To clarify how the guidance applies to both linear and nonlinear software development, the amendments in ASU 2025-06 remove all references to the "development stages" from Subtopic 350-40 and instead requires that software development costs be capitalized when (i) management, with relevant authority, commits to funding a computer software project, and (ii) it is probable that the project will be completed and the software will be used to perform the function intended. The amendments in ASU 2025-06 also provide new guidance on how to evaluate whether the probable-to-complete recognition threshold has been met and specifies that the disclosure requirements in Subtopic 360-10, *Property, Plant, and Equipment—Overall*, are required for all capitalized internal-use software costs. The amendments in ASU 2025-06 are effective for annual reporting periods beginning after December 31, 2027, and interim reporting periods within those annual reporting periods. The amendments in ASU 2025-06 can be applied on a prospective, retrospective, or modified transition approach basis. The new guidance is not expected to have a material impact on the Company's consolidated financial position, results of operations, cash flows, or disclosures.

## NOTE 3. Concentration of Credit Risk

The Company is economically dependent on maintaining a base of primary care and specialty care physicians as well as capitation contracts with payors. The loss of certain of those contracts could have a material adverse effect on the Company's financial position, results of operations, or cash flows.

The Company contracts with various payors whereby the Company is entitled to monthly PMPM fees to provide a defined range of healthcare services for members attributed to its contracted primary care physicians. The Company generally accepts full financial risk for such members and therefore is responsible for the cost of all healthcare services required by them. Substantially all of the Company's receivable balances are from a small number of payors.

Revenue from Medicare Advantage payors constitutes substantially all of the Company's total revenue for the years ended December 31, 2025, 2024, and 2023.

The following table provides the Company's revenue concentrations with respect to major payors as a percentage of the Company's total revenues:

|  | Year Ended December 31, | | |
| --- | --- | --- | --- |
|  | **2025** | **2024** | **2023** |
| Payor A | 17% | 21% | 22% |
| Payor B | 16% | 18% | 16% |
| Payor C | 13% | 10% | 14% |
| Payor E | 10% | * | 10% |

* Less than 10% of total revenues.

The following table provides the Company's concentrations of credit risk with respect to major payors as a percentage of receivables, net:

|  | December 31, | |
| --- | --- | --- |
|  | **2025** | **2024** |
| Payor B | * | 11% |
| Payor C | 15% | 12% |
| Payor D | 18% | 13% |
| Payor E | 10% | 15% |
| Payor F | 14% | * |

* Less than 10% of total receivables.

## NOTE 4. Marketable Securities and Fair Value Measurements

*Marketable Securities*

The following table summarizes the Company's marketable securities (in thousands):

| | December 31, 2025 | | | | December 31, 2024 | | | |
|---|---|---|---|---|---|---|---|---|
| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
| **Marketable securities:** | | | | | | | | |
| Corporate debt securities | $ 6,991 | $ 6 | $ — | $ 6,997 | $110,820 | $ 91 | $ (204) | $110,707 |
| U.S. Treasury notes | 103,620 | 813 | (1) | 104,432 | 101,059 | 184 | (213) | 101,030 |
| | $110,611 | $ 819 | $ (1) | $111,429 | $211,879 | $ 275 | $ (417) | $211,737 |

For the year ended December 31, 2025, the Company recognized total interest income, included in Other income (expense), net, of $14.7 million, of which $10.0 million was related to its marketable securities investments and $4.7 million was related to interest on cash and cash equivalent balances. For the year ended December 31, 2024, the Company recognized total interest income of $19.2 million, of which $13.4 million was related to its marketable securities investments and $5.8 million was related to interest on cash and cash equivalent balances. For the year ended December 31, 2023, the Company recognized total interest income of $27.9 million, of which $19.1 million was related to its marketable securities investments and $8.8 million was related to interest on cash and cash equivalent balances.

The following table summarizes the Company's marketable securities maturity as of December 31, 2025 (in thousands):

| Year | Amortized Cost | Fair Value |
|---|---|---|
| 2026 | $ 58,021 | $ 58,275 |
| 2027 | 27,973 | 28,248 |
| 2028 | 24,617 | 24,906 |
| | $ 110,611 | $ 111,429 |

The following table summarizes the Company's marketable securities with gross unrealized losses by security type aggregated by the length of time the investments have been in a continuous unrealized loss position as of December 31, 2025 (in thousands):

| | Less Than 12 Months | | 12 Months or Greater | |
|---|---|---|---|---|
| | Fair Value | Gross Unrealized Losses | Fair Value | Gross Unrealized Losses |
| **Marketable securities:** | | | | |
| Corporate debt securities | $ — | $ — | $ — | $ — |
| U.S. Treasury notes | 12,932 | 1 | — | — |
| | $ 12,932 | $ 1 | $ — | $ — |

The following table summarizes the Company's marketable securities with gross unrealized losses by security type aggregated by the length of time the investments have been in a continuous unrealized loss position as of December 31, 2024 (in thousands):

| | Less Than 12 Months | | 12 Months or Greater | |
| | Fair Value | Gross Unrealized Losses | Fair Value | Gross Unrealized Losses |
|---|---|---|---|---|
| **Marketable securities:** | | | | |
| Corporate debt securities | $ — | $ — | $ 73,128 | $ 204 |
| U.S. Treasury notes | 25,295 | 104 | 38,787 | 109 |
| | $ 25,295 | $ 104 | $ 111,915 | $ 313 |

The Company's unrealized losses from marketable securities as of December 31, 2025 and 2024 were caused primarily by interest rate increases. As of December 31, 2025, all of the Company's marketable securities carry an investment grade rating by nationally recognized statistical rating organizations. The Company does not intend to sell marketable securities that are in an unrealized loss position, and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost bases, which may be maturity. There were no allowances for credit losses on available-for-sale marketable securities at December 31, 2025 and 2024.

*Fair Value Measurements*

The table below summarizes the Company's financial instruments measured at fair value on a recurring basis (in thousands):

| | December 31, 2025 | | | December 31, 2024 | | |
| | Level 1 | Level 2 | Level 3 | Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|---|---|
| **Marketable securities:** | | | | | | |
| Corporate debt securities | $ — | $ 6,997 | $ — | $ — | $ 110,707 | $ — |
| U.S. Treasury notes | 104,432 | — | — | 101,030 | — | — |
| | $ 104,432 | $ 6,997 | $ — | $ 101,030 | $ 110,707 | $ — |

### NOTE 5. Property, Equipment, and Capitalized Software, Net

The following table summarizes the Company's property and equipment (in thousands):

| | December 31, | |
| | 2025 | 2024 |
|---|---|---|
| Computer equipment | $ 2,655 | $ 3,545 |
| Furniture and fixtures | 1,185 | 1,774 |
| Leasehold improvements | 991 | 1,977 |
| Less: accumulated depreciation | (3,299) | (4,688) |
| Property and equipment, net | 1,532 | 2,608 |
| Capitalized software | 56,129 | 45,549 |
| Less: accumulated depreciation | (32,244) | (19,988) |
| Capitalized software, net | 23,885 | 25,561 |
| Property, equipment, and capitalized software, net | $ 25,417 | $ 28,169 |

For the years ended December 31, 2025, 2024, and 2023, the Company recognized $1.5 million, $1.7 million, and $1.8 million, respectively, in depreciation expense related to property and equipment, which is included in depreciation and amortization expense in the consolidated statements of operations. For the years ended December 31, 2025, 2024, and 2023, the Company recognized $13.7 million, $10.5 million, and $6.2 million, respectively, in amortization expense related to capitalized software, which is included in depreciation and amortization expense in the consolidated statements of operations.

**NOTE 6. Goodwill and Amortizable Intangible Assets**

The Company performs an annual assessment of its goodwill during the fourth quarter of each calendar year, or more frequently if indicators of potential impairment exist, such as an adverse change in business climate, declines in market capitalization or a decline in the overall industry demand, that would indicate it is more likely than not that the fair value of its single reporting unit is less than its carrying value.

For the year ended December 31, 2024, the Company completed the required annual goodwill impairment test during the fourth quarter and no impairment was recognized. For the year ended December 31, 2025, the Company completed the required annual goodwill impairment test during the fourth quarter and recorded a non-cash goodwill impairment charge of $24.1 million, which is included in impairments in the consolidated statements of operations, and reduced the carrying value to zero. The results of the impairment test showed that the fair value of the My Personal Health Record Express, Inc. ("mphrx") reporting unit was lower than its carrying value. The fair value of the mphrx reporting unit was determined using the income approach by employing the discounted cash flow method, which assumptions are categorized as Level 3 inputs within the fair value hierarchy. The significant estimates used in the discounted cash flows model included the Company's weighted average cost of capital, projected cash flows and the long-term rate of growth. In addition to the lower financial projections, decline in the Company's market capitalization and changes in macro-economic conditions contributed to the amount of the goodwill impairment charge.

In addition to the goodwill impairment charge mentioned above, as a result of the assessment during the fourth quarter of 2025, the Company recognized a $12.0 million non-cash impairment charge, which is included in impairments in the consolidated statements of operations, primarily related to the trade name.

The following table summarizes the Company's amortizable intangible assets as of December 31, 2025 (dollars in thousands):

| | Useful Life (Years) | | Gross Carrying Amount | | Accumulated Amortization | | Net Carrying Value |
|---|---|---|---|---|---|---|---|
| Developed technology | 10 | $ | 17,213 | $ | (6,970) | $ | 10,243 |
| Noncompete enforcement agreements | 1-10 | | 109,756 | | (54,274) | | 55,482 |
| Other | 5 | | 600 | | (600) | | — |
| | | $ | 127,569 | $ | (61,844) | $ | 65,725 |

The following table summarizes the Company's amortizable intangible assets as of December 31, 2024 (dollars in thousands):

| | Useful Life (Years) | | Gross Carrying Amount | | Accumulated Amortization | | Net Carrying Value |
|---|---|---|---|---|---|---|---|
| Trade names | 30 | $ | 600 | $ | (170) | $ | 430 |
| Developed technology | 10 | | 25,600 | | (4,693) | | 20,907 |
| Noncompete enforcement agreements | 1-10 | | 94,049 | | (44,643) | | 49,406 |
| Other | 4-15 | | 3,600 | | (1,572) | | 2,028 |
| | | $ | 123,849 | $ | (51,078) | $ | 72,771 |

For the years ended December 31, 2025, 2024, and 2023, the Company recognized $13.4 million, $12.3 million, and $8.0 million, respectively, in amortization expense, which is included in depreciation and amortization expense in the consolidated statements of operations.

The following table summarizes the estimated annual amortization for each of the five succeeding fiscal years and thereafter as of December 31, 2025 (in thousands):

| Year | | Amount |
|---|---|---|
| 2026 | $ | 12,323 |
| 2027 | | 9,116 |
| 2028 | | 7,800 |
| 2029 | | 7,583 |
| 2030 | | 7,294 |
| Thereafter | | 21,609 |
| | $ | 65,725 |

## NOTE 7. Other Assets

The following table summarizes the Company's other assets (in thousands):

| | | December 31, | | |
|---|---|---|---|---|
| | | 2025 | | 2024 |
| Loans to physician partners | $ | 14,158 | $ | 63,155 |
| Health plan deposits | | 2,077 | | 2,051 |
| Equity method investments | | 59,787 | | 61,756 |
| Right of use assets | | 3,542 | | 8,783 |
| Other | | 3,887 | | 15,391 |
| | $ | 83,451 | $ | 151,136 |

See Note 17 for additional information on equity method investments related to the Company' CMS ACO Models investments.

*Loans to Physician Partners*

Loans to physician partners primarily represent loans in connection with taxes payable on shares distributed to them in connection with the Company's initial public offering. These loans mature between 2026 and 2031 with nominal interest compounding annually and no prepayment penalties. At December 31, 2025, $27.6 million of these loans were reclassed to Prepaid expenses and other current assets, net on the consolidated balance sheet as the maturities were less than 12 months. Such loans are stated at the amount expected to be collected.

## NOTE 8. Medical Claims and Related Payables

Medical claims and related payables include estimates for amounts owed for claims incurred for services provided to members by various providers. Changes in amounts reported for medical claims related to prior years result from claims being paid at amounts different than originally estimated. Liabilities are continually reviewed and re-estimated as information regarding actual claim payments becomes known. This information is compared to the originally established liability at year end. The following table presents the components of changes in medical claims and related payables (in thousands):

| | December 31, | | |
| | 2025 | 2024 | 2023 |
|---|---|---|---|
| **Medical claims and related payables, beginning of the year** | $ 918,394 | $ 723,071 | $ 339,749 |
| Components of incurred costs related to: | | | |
|   Current year | 5,953,295 | 5,798,709 | 3,956,874 |
|   Prior years | 24,611 | 43,821 | 51,785 |
|   Discontinued operations - current year | — | — | 263,214 |
|   Discontinued operations - prior years | — | — | 7,008 |
| | 5,977,906 | 5,842,530 | 4,278,881 |
| Claims paid related to: | | | |
|   Current year | (5,040,008) | (4,878,351) | (3,237,050) |
|   Prior years | (961,008) | (768,856) | (344,269) |
|   Discontinued operations - current year | — | — | (263,215) |
|   Discontinued operations - prior years | — | — | (51,025) |
| | (6,001,016) | (5,647,207) | (3,895,559) |
| **Medical claims and related payables, end of the year** | $ 895,284 | $ 918,394 | $ 723,071 |

Beginning balance of medical claims and related payables disclosed above for December 31, 2023, include $45.9 million that are presented as current liabilities held for sale and discontinued operations. Ending balance of medical claims and related payables disclosed above for December 31, 2025 and 2024, includes $34.5 million and $13.3 million, respectively, that is recoverable from other parties under risk sharing arrangements and is presented as prepaid expenses and other current assets, net in the consolidated balance sheets.

## NOTE 9. Other Liabilities

The following table summarizes the Company's other liabilities (in thousands):

| | December 31, | |
| | 2025 | 2024 |
|---|---|---|
| Other long-term contingencies[1] | $ 35,000 | $ 49,000 |
| Lease liabilities, long-term | 1,827 | 6,599 |
| Equity method liabilities - CMS ACO Models | 12,156 | 12,290 |
| Other | 3,338 | 8,232 |
| | $ 52,321 | $ 76,121 |

_____
(1)      Represents unasserted claims.

See Note 17 for additional information on equity method liabilities related to the Company's CMS ACO Models investments.

# NOTE 10. Debt

*Credit Facility*

On February 18, 2021, the Company executed a credit facility agreement (as amended by the First Amendment to Credit Agreement, dated as of March 1, 2021 and the Second Amendment to Credit Agreement, dated as of May 25, 2023, the "Credit Agreement"), which includes: (i) a $100.0 million secured term loan facility (the "Secured Term Loan") and (ii) a $100.0 million senior secured revolving credit facility (the "Secured Revolving Facility," and together with the Secured Term Loan, the "Credit Facility") with a capacity to issue standby letters of credit in certain circumstances up to a maximum of $100.0 million. Subject to specified conditions and receipt of commitments, the Secured Term Loan Facility may be expanded (or a new term loan facility, revolving credit facility or letter of credit facility added) by up to (i) $50.0 million plus (ii) an additional amount determined in accordance with a formula tied to repayment of certain of the Company's indebtedness. The maturity date of the Credit Facility was February 18, 2026.

Effective with the Second Amendment to Credit Agreement on May 25, 2023, the Company transitioned to the Secured Overnight Financing Rate ("SOFR") as a benchmark interest rate used in the Credit Agreement. At the Company's option, borrowings under the Credit Facility can be either: (i) Term SOFR Rate Loans, (ii) Daily Simple SOFR Rate Loans, or (iii) Base Rate Loans, each as defined in the Credit Agreement. Daily Simple SOFR Rate Loans and Term SOFR Rate Loans bear interest at a rate equal to the sum of 3.50% and the higher of (a) SOFR, as defined in the Credit Agreement, and (b) 0%. Base Rate Loans bear interest at a rate equal to the sum of 2.50% and the highest of: (a) 0.50% in excess of the overnight federal funds rate, (b) the prime rate established by the administrative agent from time to time, (c) the one-month SOFR rate (adjusted for maximum reserves) plus 1.00% and (d) 0%. Additionally, the Company pays a commitment fee on the unfunded Secured Revolving Facility amount of 0.375%. The Company must also pay customary letter of credit fees. As of December 31, 2025, the effective interest rate on the Secured Term Loan was 8.19%.

The Credit Facility is guaranteed by certain of the Company's subsidiaries, including those identified as VIEs, and contain customary covenants including, among other things, limitations on restricted payments including: (i) dividends and distributions from restricted subsidiaries, (ii) requirements of minimum financial ratios, and (iii) limitation on additional borrowings based on certain financial ratios. Failure to meet any of these covenants could result in an event of default under the Credit Agreement. If an event of default occurs, the lenders could elect to declare all amounts outstanding under the Credit Agreement to be immediately due and payable. As of December 31, 2025, the Company was in compliance with all covenants under the Credit Facility.

As of December 31, 2025, the Company had $35.0 million outstanding under the Secured Term Loan and availability under the Secured Revolving Facility was $16.8 million, as the Company had outstanding letters of credit totaling $83.2 million. The standby letters of credit are automatically extended without amendment for one-year periods, unless the Company notifies the institution in advance of the expiration date that the letter will be terminated. No amounts have been drawn on the outstanding letters of credit as of December 31, 2025.

On February 10, 2026, the Company entered into the Third Amendment (the "Amendment") to the Credit Agreement, which modified certain terms of the Credit Agreement. The Amendment, among other changes, (a) extended the stated maturity date from February 18, 2026 to February 18, 2028; (b) amended certain covenant "baskets" to be measured as a percentage of EBITDA rather than, or as an alternative to, Consolidated Total Assets; (c) required that Management maintain a minimum of $50.0 million in Total Cash as of the end of each Business Day; (d) conditioned certain payments, including dividends, to Holdings under the available amount "basket" on the Company achieving positive EBITDA for two consecutive trailing four-quarter periods each ending after the Third Amendment Effective Date; (e) required that any reduction in outstanding letters of credit be accompanied by a corresponding prepayment of term loans; (f) reduced the aggregate amount of revolving credit commitments from $100.0 million to $90.0 million; and (g) required cash collateralization at 103% of the amount of each letter of credit outstanding immediately prior to the Amendment effective date. Although the Secured Term Loan originally matured shortly after the balance sheet date, the Company completed the refinancing subsequent to December 31, 2025, but prior to the issuance of the consolidated financial statements that extended the contractual maturity of a portion of the obligation beyond one year. Accordingly, $15.8 million of the Secured Term Loan has been classified as long-term debt as of December 31, 2025, with the remaining $19.2 million classified as current.

The following table summarizes the Company's stated term loan maturity and scheduled principal repayments as of December 31, 2025 (in thousands):

| Year | Term Loan |
|---|---|
| 2026 | $ 19,250 |
| 2027 | — |
| 2028 | 15,750 |
| | 35,000 |
| Debt costs | (12) |
| | $ 34,988 |

As of December 31, 2025, the Company had $10.2 million outstanding surety bonds related to health plan payor risk-bearing capital contributions.

## NOTE 11. Commitments and Contingencies

*Legal Proceedings*

From time to time, the Company is a party to, or has a significant relationship to, legal proceedings, lawsuits, and other claims that are in the ordinary course of the Company's business. Except as described below, the Company is not aware of any other legal proceedings or claims that it believes may have, individually or taken together, a material adverse effect on the Company's business, prospects, financial condition, results of operations or cash flows. The Company's policy is to expense legal costs as they are incurred.

In February and March 2024, three class action lawsuits were filed and later consolidated as one matter captioned *In re agilon health, inc. Securities Litigation*, 1:24-cv-00297 (W.D. Tex.) (the "Consolidated Securities Matter"). The Consolidated Securities Matter names the Company and certain current and former members of the Company's executive team and Board of Directors as defendants, among others. The Consolidated Securities Matter generally asserts securities fraud claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and under Sections 11, 12(a)(2) and 15 of the Securities Act of 1933, as amended (the "Securities Act"), in connection with statements made between April 2021 and February 2024 in the Company's annual and quarterly reports, investor presentations, and earnings releases related to, among other things, the Company's financial guidance, medical margin and Adjusted EBITDA results, growth strategy, and data management. The Consolidated Securities Matter seeks compensatory damages, judgment interest, attorney's fees and costs, and other unspecified equitable and/or injunctive relief. The Company and other defendants filed motions to dismiss the complaint on November 8, 2024. On or about August 15, 2025, the court issued an order on the motions to dismiss, dismissing some of the claims against the defendants and allowing others to proceed into the discovery phase of litigation. The court dismissed all claims under the Securities Act and certain portions of plaintiffs' Exchange Act claims. Following the order, the Company and certain of the individual defendants filed a motion requesting clarification as to whether any claims remained against the Company's Chief Technology Officer and Chief Experience Officer. Separately, defendant CD&R and certain of its affiliates filed a motion for clarification and/or reconsideration regarding certain aspects of the Court's order. Both motions have been fully briefed and remain pending. Discovery is ongoing, and the court has entered a case schedule that contemplates discovery continuing over the first three quarters of 2026.

On December 31, 2025, a separate putative securities class action, *Vandersluis v. agilon health, Inc.*, 1:25-cv-07167 (E.D.N.Y.) was filed in the United States District Court for the Eastern District of New York ("*Vandersluis*"). *Vandersluis* names the Company and certain current and former members of the Company's executive team and Board of Directors as defendants and alleges violations of Sections 10(b) and 20(a) of the Exchange Act in connection with statements made between February 2025 and August 2025 in the Company's quarterly reports and earnings releases related to, among other things, the Company's financial guidance, medical margin and Adjusted EBITDA results. The proposed class period is February 26 through August 4, 2025. *Vandersluis* was filed on behalf of stockholders who purchased or otherwise acquired shares of the Company's common stock between February 26 and August 4, 2025, and seeks monetary damages on behalf of the purported class.

The Company intends to vigorously oppose the Consolidated Securities Matter and *Vandersluis* matter, but is unable to predict the outcome or estimate any ultimate individual or aggregate amount of monetary liability or financial impact due to the early stages of the litigation.

In May and October 2024, two putative stockholder derivative class action lawsuits were filed: (1) *Douglas v. Steven J. Sell et al.*, 1:24-cv-00531 (W.D. Tex.) and (2) *Bingham v. Steven J. Sell et al.*, 1:24-cv-01181 (W.D. Tex.) (the "Consolidated Derivative Matters"). The Consolidated Derivative Matters name the Company and certain current and former members of the Company's executive team and Board of Directors as defendants. The Consolidated Derivative Matters generally assert claims under Sections 14(a) and 10(b) of the Exchange Act, as well as common law claims including breach of fiduciary duty, among others, in connection with statements made between April 2021 and February 2024 in the Company's annual and quarterly reports, investor presentations, and earnings releases related to, among other things, the Company's financial guidance, medical margin and Adjusted EBITDA results, growth strategy, and data management. The *Douglas* lawsuit also asserts claims under Section 20(a) of the Exchange Act in connection with the same allegations and seeks contribution under Section 11(f) of the Securities Act and Section 21D of the Exchange Act. The Consolidated Derivative Matters seek compensatory damages, restitution, punitive damages, attorney's fees and costs, and other relief. The plaintiff in the *Douglas* action also seeks corporate governance reforms. The Consolidated Derivative Matters were consolidated in November 2024 into *In re agilon health, inc. Shareholder Derivative Litigation*, 1:24-cv-00531-DII (W.D. Tex.). The Consolidated Derivative Matters were stayed during the motion to dismiss phase for the Consolidated Securities Matter. On or about December 17, 2025, defendants filed a motion to lift the stay after the parties were unable to reach agreement on the extent to which the stay should remain in place while the motions for clarification and/or reconsideration remain pending in the Consolidated Securities Matter. That motion is currently pending before the court, and the Plaintiffs have requested leave to amend their complaint
.

On or about September 18, 2025, a third putative stockholder derivative class action lawsuit was filed in federal court in Ohio, titled *Bushansky v. Steven J. Sell et al.*, 2:25-cv-01068 (S.D. Ohio). The allegations in this lawsuit are substantially the same as those asserted in the Consolidated Derivative Matters, alongside new allegations including that the Company's 2024 Proxy Statement contained misrepresentations. On January 14, 2026, the Court granted the defendants' motion to transfer the Ohio lawsuit to the Western District of Texas, where it would likely be consolidated with the Consolidated Derivative Matters. On January 22, 2026, the plaintiff filed a Notice of Voluntary Dismissal of his Complaint pursuant to Federal Rule of Civil Procedure 41(a) and 23.1(c). The court dismissed the *Bushansky* case without prejudice on January 23, 2026.

On February 12, 2026, a putative stockholder derivative action lawsuit was filed in the United States District Court for the Eastern District of New York, titled *Sinha v. Sell et al.*, 1:26-cv-00846 (E.D.N.Y.) ("*Sinha*"). *Sinha* names the Company and certain current and former members of the Company's executive team and Board of Directors as defendants. *Sinha* generally asserts claims under Sections 14(a) and 10(b) of the Exchange Act, as well as common law claims including breach of fiduciary duty, among others, in connection with statements made between February 2025 and August 2025 in the Company's quarterly reports and earnings releases related to, among other things, the Company's financial guidance, medical margin, and Adjusted EBITDA results. *Sinha* seeks corporate governance reforms, restitution, attorney's fees and costs, and other relief.

The Company intends to vigorously oppose the Consolidated Derivative Matters and *Sinha* matter but is unable to predict the outcome or estimate any ultimate individual or aggregate amount of monetary liability or financial impact due to the early stages of the litigation.

*Regulatory Matters*

The healthcare industry is subject to numerous laws and regulations of federal, state, and local governments. Violations of these laws and regulations could result in expulsion from government healthcare programs, together with the imposition of significant fines and penalties. Compliance with such laws and regulations can be subject to future government review and interpretation, as well as regulatory actions unknown or unasserted at this time.

The healthcare regulatory landscape is constantly changing. It is difficult to predict which final rules may be adopted and implemented by federal and state authorities, and if such final rules would result in any material adverse effect on the Company's business, consolidated financial condition, results of operations or cash flows. Management is unable to determine how any future government spending cuts will affect Medicare reimbursement. There likely will continue to be legislative and regulatory proposals at the federal and state levels directed at containing or lowering the cost of healthcare that, if adopted, could have a material adverse effect on the Company's consolidated financial statements.

CMS and the U.S. Department of Health and Human Services ("HHS") Office of Inspector General perform audits of selected MA contracts related to risk adjustment diagnosis data. In these Risk-Adjustment Data Validation Audits ("RADV audits"), the government reviews medical records to determine whether physician medical record documentation and coding practices are compliant, which can result in the recovery of payments from managed care organizations if errors are identified and influence the calculation of premium payments by CMS to MA plans. On January 30, 2023, CMS released a final rule, announcing it may use extrapolation for payment years 2018 forward, for both RADV audits and Office of Inspector General audits and eliminated the application of a fee-for-service Adjuster in Part C contract-level RADV audits of Medicare Advantage organizations. The Company's payors are subject to audit by government health plans, including, but not limited to, CMS, in connection with the MA program. The Company is currently unable to predict the results of RADV audits on its financial condition, operating results, or cash flows.

*Contractual Obligations*

The following table summarizes the Company's contractual obligations, excluding debt service obligations (see Note 10), as of December 31, 2025 (in thousands):

| | Total | 2026 | 2027-2028 | 2029-2030 | More than Five Years |
|---|---|---|---|---|---|
| Capital commitments[1] | $ 61,640 | $ 23,996 | $ 25,701 | $ 7,012 | $ 4,931 |

(1)     Represents capital commitments to physician partners to support physician partner expansion and related purposes.

## NOTE 12. Common Stock

*Common Stock*

As of December 31, 2025, the Company's authorized capital stock consisted of 2.0 billion shares of common stock, par value $0.01 per share. Every holder of record of common stock entitled to vote at a meeting of stockholders is entitled to one vote for each share outstanding.

During the year ended December 31, 2025, the Company issued approximately 2.5 million shares of common stock primarily in connection with exercises and vesting of stock-based awards.

During the year ended December 31, 2024, the Company issued approximately 3.8 million shares of common stock primarily in connection with exercises and vesting of stock-based awards. Additionally, during 2024, the Company issued approximately 2.0 million shares of common stock to settle liabilities related to the exchange of common stock for reduced physician partner compensation percentage in certain ACO REACH entities.

During the year ended December 31, 2023, the Company issued approximately 3.6 million shares of common stock primarily in connection with exercises and vesting of stock-based awards.

Also in 2023, the Company repurchased 9.6 million shares of common stock for $200.0 million.

## NOTE 13. Stock-Based Compensation

The Company offers certain employees the ability to purchase common stock of the Company and/or receive common stock options under its Amended and Restated Stock Incentive Plan (the "Plan") that was approved by the stockholders. In connection with the Company's initial public offering, the Company's Board of Directors approved the agilon health, inc. 2021 Omnibus Equity Incentive Plan (the "Omnibus Incentive Plan"). As of December 31, 2025, the Company is authorized to grant 144.6 million shares related to employee stock options, of which 77.7 million shares remain available for grant as of December 31, 2025. Shares granted are not transferrable, except upon the employee's death, repurchase by the Company, or with the Company's consent.

The Omnibus Incentive Plan provides for the grant of stock options, restricted stock awards, restricted stock units ("RSUs"), performance-based awards, and other awards. Stock options expire 10 years after the date of grant and forfeiture of awards is recognized as it occurs. The stock options granted under the Plan generally consist of: (i) stock options that vest in three to four equal annual installments, subject to the employee's continued service until the applicable vesting date (the "Base Options"), and (ii) stock options that vest if CD&R realizes a certain return on its investment, subject to the employee's continuous employment through such date and beyond, in certain grants (the "Upside Options").

*Stock Options*

*Base Options*. Compensation cost for Base Options is recognized on a straight-line basis generally over the requisite vesting period of three to four years. The fair value of each Base Option was estimated on the date of grant using the Black-Scholes option pricing model. Expected volatilities are based on the historical equity volatility of comparable publicly traded companies. The expected term of Base Options is calculated via the simplified method and reflects the midpoint between the vesting date and the end of the contractual term, as our historical share option exercise experience does not provide a reasonable basis upon which to estimate the expected term. The risk-free rates utilized for periods throughout the contractual life of Base Options are based on U.S. Treasury security yields at the time of grant.

The assumptions used for the Black-Scholes option pricing model to determine the fair value of Base Options granted are as follows:

|  | December 31, | | |
|---|---|---|---|
|  | **2025** | **2024** | **2023** |
| Risk-free interest rate | 4.03% -4.48% | 4.45% - 4.65% | 3.43% - 4.37% |
| Expected dividends | $ — | $ — | $ — |
| Expected volatility | 67.08% -67.14% | 59.25% - 59.43% | 55.42% - 65.04% |
| Expected term (in years) | 6.01 | 6.25 | 6.25 |

The Company's outstanding Base Options consisted of the following (shares in thousands):

|  | Shares | Weighted-Average Exercise Price | Weighted-Average Remaining Contractual Term (in years) | Aggregate Intrinsic Value (in thousands) |
|---|---|---|---|---|
| Stock options outstanding as of January 1, 2025 | 9,163 | $ 7.29 | | |
| Granted | 5,232 | 4.00 | | |
| Exercised | (24) | 4.50 | | |
| Forfeited | (5,725) | 6.33 | | |
| Stock options outstanding as of December 31, 2025 | 8,646 | $ 6.37 | 6.4 | $ — |
| Expected to vest as of December 31, 2025 | 4,789 | $ 4.92 | 8.9 | $ — |
| Exercisable as of December 31, 2025 | 3,857 | $ 8.18 | 3.4 | $ — |

The weighted-average grant-date fair value of Base Options granted during the years ended December 31, 2025, 2024, and 2023 was $4.00, $3.03, and $15.30, respectively, per option. The total intrinsic value of Base Options exercised for the years ended December 31, 2025, 2024, and 2023 was $23.3 thousand, $1.2 million, and $27.0 million, respectively. During the year ended December 31, 2025, the Company recognized $7.9 million of stock-based compensation expense related to Base Options. During the year ended December 31, 2024, the total stock-based compensation expense related to Base Options was $8.3 million. During the year ended December 31, 2023, the total stock-based compensation expense related to Base Options was $10.0 million, of which $0.1 million is recorded in income (loss) from discontinued operations in the consolidated statements of operations.

As of December 31, 2025, the Company had $9.7 million of total unrecognized compensation cost related to non-vested Base Options, which is expected to be recognized over a weighted-average period of approximately two years.

*Upside Options*. Upside Options vested when CD&R realized a certain return on its investment, subject to the employee's continuous employment through such date and beyond, in certain grants. During the years ended December 31, 2025, 2024, and 2023, the Company recognized $0.3 million, $1.0 million, and $1.6 million, respectively, of stock-based compensation expense related to Upside Options. The fair value of Upside Options was estimated on the date of grant using the Monte Carlo simulation model.

The Company's outstanding Upside Options consisted of the following (shares in thousands):

| | Shares | Weighted-Average Exercise Price | Weighted-Average Remaining Contractual Term (in years) | Aggregate Intrinsic Value (in thousands) |
|---|---|---|---|---|
| Stock options outstanding as of January 1, 2025 | 6,962 | $ 6.75 | | |
| Forfeited | (2,673) | 10.63 | | |
| Stock options outstanding as of December 31, 2025 | 4,289 | $ 4.66 | 1.5 | $ — |
| Exercisable as of December 31, 2025 | 4,289 | $ 4.66 | 1.5 | $ — |

*Restricted Stock Units*

Restricted stock awards, including RSUs and performance stock units are granted subject to certain restrictions. Conditions of vesting are determined at the time of grant. The fair market value of RSUs, both time vesting and those subject to specific performance criteria, are expensed over the period of vesting. RSUs, which vest based solely upon passage of time and requisite service generally vest over the requisite period of three to four years. Performance stock units, which are RSUs that vest dependent upon attainment of various levels of performance that equal or exceed threshold levels, generally vest in their entirety at the end of the relevant performance period, generally three years. The number of shares that ultimately vest can vary from 0% to 400% of target depending on the level of achievement of the performance criteria. The fair value of RSUs and performance stock units are determined based on the closing market price of the Company's shares on the grant date. The value of the shares withheld to settle tax withholding obligations is dependent on the closing market price of the Company's common stock on the trading date prior to the relevant transaction occurring.

The following table summarizes employee restricted stock award activity, including performance stock units, for the year ended December 31, 2025 (units in thousands):

| | Restricted Stock Units | Weighted-Average Grant-Date Fair Value |
|---|---|---|
| Unvested as of January 1, 2025 | 11,072 | $ 7.13 |
| Granted | 12,795 | 3.76 |
| Vested | (2,235) | 9.55 |
| Forfeited | (5,407) | 5.20 |
| Unvested as of December 31, 2025 | 16,225 | 4.76 |

For the years ended December 31, 2025, 2024, and 2023, the Company recognized $28.5 million, $18.0 million, and $25.0 million (of which $0.1 million is recorded in income (loss) from discontinued operations in the consolidated statements of operations), respectively, of stock-based compensation expense related to RSUs, including performance-based units. The weighted-average grant-date fair value of RSUs granted during the years ended December 31, 2025, 2024, and 2023 was $3.76, $4.68, and $26.36, respectively. The total fair value of RSUs vested during 2025 was $21.3 million. As of December 31, 2025, the Company had $89.1 million of total unrecognized compensation cost related to RSUs, which is expected to be recognized over a weighted-average period of approximately three years.

Certain of the Company's agreements provide for the granting of certain stock-based instruments to third parties (the "Physician Partners Equity Awards"). The Company's Board of Directors approved 13.7 million shares to be granted as Physician Partners Equity Awards, of which 4.3 million shares remain available for grant as of December 31, 2025. The fair market value of restricted stock units, both time vesting and those subject to specific performance criteria, are expensed over the period of vesting. RSUs, which vest based solely upon passage of time and requisite service generally vest over the requisite period of two years. Performance stock units, which are restricted stock units that vest dependent upon attainment of various levels of performance that equal or exceed threshold levels, generally vest in their entirety at the end of the relevant performance period, from one to four years. The number of shares that ultimately vest can vary from 0% to 125% of target depending on the level of achievement of the performance criteria. The fair value of RSUs, including performance stock units, are determined based on the closing market price of the Company's shares on the grant date. No shares are withheld to settle tax withholding obligations of the physician partners.

The following table summarizes Physician Partners Equity Awards activity, including performance stock units, for the year ended December 31, 2025 (units in thousands):

| | Restricted Stock Units | Weighted-Average Grant-Date Fair Value |
|---|---|---|
| Unvested as of January 1, 2025 | 6,786 | $ 16.24 |
| Vested | (965) | 16.17 |
| Forfeited | (1,107) | 12.74 |
| Unvested as of December 31, 2025 | 4,714 | 16.46 |

For the years ended December 31, 2025, 2024, and 2023 the Company recognized $12.4 million, $23.4 million, $32.9 million, respectively, of stock-based compensation expense related to Physician Partner Equity Awards. The weighted-average grant-date fair value of Physician Partner Equity Awards granted during the years ended December 31, 2024 and 2023 was $8.65, and $16.99, respectively. There were no Physician Partner Equity Awards granted during the year ended December 31, 2025. As of December 31, 2025, the Company had $45.2 million of total unrecognized compensation cost related to Physician Partner Equity Awards, which is expected to be recognized over a weighted-average period of approximately two years.

### NOTE 14. Income Taxes

The components of income before income tax provision, based on tax jurisdiction, consisted of the following (in thousands):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2025 | 2024 | 2023 |
| Income before income taxes: | | | |
| Domestic | $ (404,885) | $ (251,969) | $ (197,304) |
| Foreign | 789 | 3,143 | 2,842 |
| Total | $ (404,096) | $ (248,826) | $ (194,462) |

The Company applied the intra-period tax allocation rules to allocate income taxes between continuing operations, discontinued operations, and other comprehensive income as prescribed by U.S. GAAP, where the tax effect of income (loss) before income taxes is computed without regard to the tax effects of income (loss) before income taxes from the other categories. Income tax expense (benefit) from continuing operations consisted of the following (in thousands):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2025 | 2024 | 2023 |
| Current: | | | |
| Federal | $ — | $ (109) | $ 119 |
| State | 766 | 91 | 1,382 |
| Foreign | 725 | 1,254 | 893 |
| | 1,491 | 1,236 | 2,394 |
| Deferred: | | | |
| Federal | (546) | 849 | (1,070) |
| State | 690 | (492) | (399) |
| Foreign | (384) | (142) | (134) |
| | (240) | 215 | (1,603) |
| Income tax expense (benefit) | $ 1,251 | $ 1,451 | $ 791 |

A reconciliation of the provision for income taxes to the amount computed by applying the 21% statutory U.S. federal income tax rate to income before income taxes after the adoption of ASU 2023-09 is as follows (in thousands):

| | Year Ended December 31, 2025 | |
| --- | --- | --- |
| | $ | % |
| U.S. federal statutory tax | $ (84,860) | 21% |
| State and local income taxes, net of federal income tax effect[1] | 1,363 | — % |
| Foreign tax effects | 162 | — % |
| Effect of cross-border tax laws | 16 | — % |
| Tax credits | | |
| Changes in valuation allowances | 71,916 | (18)% |
| Nontaxable or nondeductible items | | |
| Goodwill impairment | 4,928 | (1)% |
| Stock Based Compensation | 4,413 | (1)% |
| Other | 2,187 | (1)% |
| Changes in unrecognized tax benefits | 34 | — % |
| Other adjustments | 1,092 | — % |
| Income tax expense (benefit) | $ 1,251 | — % |

_____

(1)       State taxes in Florida and Kentucky made up the majority (greater than 50%) of the tax effect in this category.

A reconciliation of the provision for income taxes to the amount computed by applying the 21% statutory U.S. federal income tax rate to income before income taxes for years prior to the adoption of ASU 2023-09 is as follows (in thousands):

| | Year Ended December 31, | |
| --- | --- | --- |
| | 2024 | 2023 |
| Computed tax at U.S. federal statutory rate of 21% | $ (52,253) | $ (40,837) |
| Increase (decrease) in taxes resulting from: | | |
| Foreign rate differential | 446 | 162 |
| State taxes, net of federal impact | (404) | 713 |
| Stock-based compensation | 6,900 | (6,366) |
| Nondeductible compensation | 1,919 | 5,430 |
| Permanent differences | 101 | 424 |
| Valuation allowance | 46,629 | 40,240 |
| Other, net | (1,887) | 1,025 |
| Income tax expense (benefit) | $ 1,451 | $ 791 |

The net deferred tax liability comprises the tax effect of temporary differences between U.S. GAAP and tax reporting related to the recognition of income and expenses. The net deferred income tax liabilities are included in other liabilities in the consolidated balance sheets. Components of the net deferred tax liability consisted of the following (in thousands):

| | December 31, | |
| | 2025 | 2024 |
|---|---:|---:|
| **Deferred income tax assets:** | | |
| Net operating and capital losses | $ 477,990 | $ 404,964 |
| Accrued expenses | 13,509 | 20,692 |
| Transaction costs | 559 | 710 |
| Stock-based compensation | 14,462 | 14,329 |
| Lease liabilities | 891 | 2,703 |
| Fixed assets | 5,416 | — |
| Intangible assets | 390 | — |
| Other, net | 37 | 3,856 |
| Total deferred income tax assets | $ 513,254 | $ 447,254 |
| **Deferred income tax liabilities:** | | |
| ROU assets | $ (890) | $ (2,606) |
| Intangible assets | (253) | (3,114) |
| Investments in marketable securities | (1,175) | (1,603) |
| Investments in partnerships and affiliates | (8,101) | (12,985) |
| Other, net | (408) | — |
| Total deferred income tax liabilities | $ (10,827) | $ (20,308) |
| Valuation allowance | (503,962) | (428,717) |
| Net deferred income tax liabilities | $ (1,535) | $ (1,771) |

The Company regularly reviews its deferred tax assets for recoverability and establishes a valuation allowance when it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. In making this assessment, the Company is required to consider all available positive and negative evidence to determine whether, based on such evidence, it is more likely than not that some portion or all of the net deferred tax assets will not be realized in future periods. As of December 31, 2025 and 2024, the Company believed that it is more likely than not that its deferred tax assets in excess of deferred tax liabilities will not be realized. Accordingly, the Company has provided a valuation allowance of $504.0 million and $428.7 million on the Company's deferred tax assets as of December 31, 2025 and 2024, respectively. The increase in valuation allowance of $75.3 million recorded in current year activities is primarily attributable to current year losses. The net deferred tax liability as of December 31, 2025 principally relates to deferred tax liabilities associated with long-term investments in partnerships and affiliates, which are expected to reverse against net operating losses which can only offset 80% of taxable income. The Company evaluated the impact of goodwill impairment on tax-deductible goodwill and determined that it did not materially impact the tax provision due to a full valuation allowance on its United States federal and state net deferred tax assets.

As of December 31, 2025, the Company has federal, state, and foreign net operating losses of $2.0 billion, $1.2 billion, and $0.3 million, respectively. As of December 31, 2024, the Company has federal and state operating losses of $1.7 billion and $1.1 billion, respectively. As of December 31, 2025, $1.9 billion of the total federal net operating losses are carried forward as indefinite-lived net operating losses. The remaining net operating losses are carried forward and will expire beginning in 2027 if unutilized. Utilization of these operating loss carryforwards may be subject to an annual limitation based on changes in ownership, as defined by Section 382 of the Internal Revenue Code of 1986, as amended. As of December 31, 2025, $51.4 million and $52.1 million of the Company's federal and state net operating loss carryforward, respectively, are attributable to prior acquisition transactions and are subject to Section 382 limitations. The Company's analysis indicates that none of the acquired net operating loss carryforwards will expire unutilized solely as a result of the Section 382 limitations.

*Unrecognized Tax Benefits*

As of December 31, 2025, the Company had unrecognized tax benefits of $5.4 million, $1.0 million of which, if recognized, would impact its effective tax rate. As of December 31, 2024, the Company had unrecognized tax benefits of $5.3 million, $1.0 million of which, if recognized, would impact its effective tax rate. As of December 31, 2023, the Company had unrecognized tax benefits of $5.5 million, $1.0 million of which, if recognized, would impact its effective tax rate.

The following table summarizes the activity related to the Company's unrecognized tax benefits (in thousands):

| | December 31, | | |
| | 2025 | 2024 | 2023 |
|---|---|---|---|
| Balance at beginning of the year | $ 5,343 | $ 5,471 | $ 5,212 |
| Additions related to current year acquisition | — | — | 722 |
| Additions related to current year tax positions | 37 | 192 | 79 |
| Reductions related to settlements with taxing authorities | — | (320) | (542) |
| Balance at end of the year | $ 5,380 | $ 5,343 | $ 5,471 |

As of December 31, 2025, the Company recorded a liability for unrecognized tax benefit of $1.0 million. As of December 31, 2024, the Company recorded a liability for unrecognized tax benefit of $1.0 million. As of December 31, 2023, the Company recorded a liability for unrecognized tax benefit of $1.4 million, inclusive of $0.8 million of accrued interest and penalties. During the year ended December 31, 2024, the Company reversed $0.3 million of tax liability, $0.2 million of accrued interest, and $0.1 million of penalties on unrecognized tax benefits due to payments of an amended state return related to the period ended June 30, 2016 and statute of limitation release on state return related to period ended June 30, 2015. During the year ended December 31, 2023, the Company reversed $0.5 million of tax liability, $0.2 million of accrued interest, and $0.2 million of penalties on unrecognized tax benefits due to payments of an amended state return related to the period ended June 30, 2016.

The Company operates in several taxing jurisdictions, including U.S. federal, multiple U.S. states, and foreign jurisdictions. The statute of limitations has expired for all tax years prior to 2022 for federal, prior to 2021 for various state tax purposes, and prior to 2020 for non-U.S. jurisdictions. However, the net operating loss generated on the Company's federal and state tax returns in prior years may be subject to adjustments by the federal and state tax authorities.

For additional information regarding income taxes and unrecognized tax benefits related to discontinued operations, see Note 19.

As of December 31, 2025 and 2024, the Company has unremitted earnings from subsidiaries outside of the U.S. on which no deferred tax liability has been recorded. The Company's intention is to indefinitely reinvest these earnings outside the United States. Upon distribution of those earnings in the form of a dividend or otherwise, the Company would be subject to both state income taxes and withholding taxes payable to various foreign countries. The amounts of such tax liabilities that might be payable upon repatriation of foreign earnings are not material.

For the year ended December 31, 2025, income taxes paid by (refunded to) the Company consisted of the following (in thousands):

| | | |
|---|---|---:|
| Federal | $ | — |
| State | | |
|   Kentucky | | 256 |
|   North Carolina | | (124) |
|   Pennsylvania | | (698) |
|   Tennessee | | 225 |
|   All other | | 41 |
| Foreign | | |
|   India | | 857 |
|   All other | | 19 |
| Income taxes paid (refunded), net | $ | 576 |

For the years ended December 31, 2024 and 2023, the Company paid income taxes of $1.8 million and $5.4 million, respectively.

On October 8, 2021, the Organization for Economic Cooperation and Development ("OECD") released the Pillar Two model rules introducing a 15% global minimum tax under the OECD/G20 Inclusive Framework on Base Erosion and Profit Shifting. In December 2022, the European Union ("EU") Member States formally adopted the EU Pillar Two Framework ("Pillar Two Framework"). Certain countries have enacted this tax law change, with an effective date starting January 1, 2024 and January 1, 2025, for certain aspects of the directive. The Company considered the applicable tax law changes on Pillar Two implementation in the relevant countries, and concluded there was no material impact to its tax provision for 2025.

## NOTE 15. Net Income (Loss) Per Common Share

Basic net income (loss) per common share ("EPS") is computed based upon the weighted average number of common shares outstanding. Diluted net income (loss) per common share is computed based upon the weighted average number of common shares outstanding plus the impact of common shares issuable from the assumed conversion of stock options, certain performance RSUs and unvested RSUs. Only those instruments having a dilutive impact on basic EPS are included in diluted EPS during the periods presented.

The following table illustrates the computation of basic and diluted EPS (in thousands, except per share amounts):

| | | Year Ended December 31, | | | | |
|---|---|---|---|---|---|---|
| | | 2025 | | 2024 | | 2023 |
| **Numerator** | | | | | | |
| Income (loss) from continuing operations | $ | (405,347) | $ | (250,277) | $ | (195,253) |
| Noncontrolling interests' share in (earnings) loss from continuing operations | | — | | (50) | | 207 |
| Net income (loss) attributable to common stockholders before discontinued operations | | (405,347) | | (250,327) | | (195,046) |
| Income (loss) from discontinued operations | | 14,000 | | (9,824) | | (67,550) |
| Net income (loss) attributable to common stockholders | $ | (391,347) | $ | (260,151) | $ | (262,596) |
| **Denominator** | | | | | | |
| Weighted average shares outstanding, basic and diluted | | 413,969 | | 410,966 | | 408,917 |
| **Net income (loss) per share attributable to common stockholders** | | | | | | |
| Net income (loss) per common share from continuing operations, basic and diluted | $ | (0.98) | $ | (0.61) | $ | (0.48) |
| Net income (loss) per common share from discontinued operations, basic and diluted | $ | 0.03 | $ | (0.02) | $ | (0.16) |

Basic net income (loss) per share is the same as diluted net income (loss) per share for the years ended December 31, 2025, 2024, and 2023 as the inclusion of all potential common shares outstanding would have been anti-dilutive. The following table provides the potential shares of common stock that were excluded from the calculation of diluted net income (loss) per share attributable to common stockholders because their effect would have been anti-dilutive (in thousands):

| | December 31, | | |
|---|---|---|---|
| | 2025 | 2024 | 2023 |
| Stock options - service only condition | 8,646 | 9,163 | 9,430 |
| Stock options - market and performance condition[1] | 4,289 | 6,962 | 7,826 |
| Restricted stock units | 20,939 | 17,858 | 10,065 |

_____
(1)         Market and performance conditions were satisfied during 2021.

### NOTE 16. Supplemental Cash Flow Information

The following table provides supplemental cash flow information (in thousands):

| | | Year Ended December 31, | | | | |
|---|---|---|---|---|---|---|
| | | 2025 | | 2024 | | 2023 |
| *Supplemental cash flow information:* | | | | | | |
| Interest paid | $ | 5,663 | $ | 4,597 | $ | 5,798 |
| *Supplemental disclosure of non-cash investing and financing activities:* | | | | | | |
| Settlement of liabilities through issuance of stock[1] | | — | | 15,230 | | — |
| Right-of-use asset obtained in exchange for new operating lease liability | | 1,657 | | 372 | | 2,953 |

_____
(1)         For additional information regarding stock issuance, see Note 17.

The following table summarizes cash, cash equivalents and restricted cash equivalents (in thousands):

| | December 31, | | |
|---|---|---|---|
| | **2025** | | **2024** |
| Cash and cash equivalents | $ | 173,713 | $ | 188,231 |
| Restricted cash and equivalents | | — | | 5,629 |
| Cash, cash equivalents and restricted cash equivalents | $ | 173,713 | $ | 193,860 |

## NOTE 17. Variable Interest Entities

*Consolidated Variable Interest Entities*

agilon health, inc.'s consolidated assets and liabilities as of December 31, 2025 and 2024 include certain assets of VIEs that can only be used to settle the liabilities of the related VIE. The VIE creditors do not have recourse to agilon health, inc.

agilon health, inc.'s consolidated assets and liabilities include VIE assets and liabilities as follows (in thousands):

| | December 31, | | |
|---|---|---|---|
| | **2025** | | **2024** |
| **Assets** | | | | |
| Cash and cash equivalents | $ | 69,242 | $ | 78,650 |
| Restricted cash equivalents | | — | | 5,627 |
| Receivables, net | | 672,773 | | 1,015,753 |
| Prepaid expenses and other current assets, net | | 37,831 | | 17,725 |
| Property and equipment, net | | 632 | | 1,255 |
| Intangible assets, net | | 55,482 | | 49,406 |
| Other assets, net | | 4,233 | | 4,790 |
| **Liabilities** | | | | |
| Medical claims and related payables | | 929,770 | | 931,664 |
| Accounts payable and accrued expenses | | 105,157 | | 199,432 |
| Other liabilities | | 1,285 | | 2,270 |

*Risk-bearing Entities.* At December 31, 2025, the Company operates 33 wholly owned risk-bearing entities ("RBEs") for the purpose of entering into risk-bearing contracts with payors. Each RBE's equity at risk is considered insufficient to finance its activities without additional support, and, therefore, each RBE is considered a VIE. The Company consolidates the RBEs as it has determined that it is the primary beneficiary because it has: (i) the ability to control the activities that most significantly impact the RBEs' economic performance; and (ii) the obligation to absorb losses or right to receive benefits that could potentially be significant to the RBEs. Specifically, the Company has the unilateral ability and authority, through the RBE governance and management agreements, to make significant decisions about strategic and operating activities of the RBEs, including negotiating and entering into risk-bearing contracts with payors, and approving the RBEs' annual operating budgets. The Company also has the obligation to fund losses of the RBEs and the right to receive a significant percentage of any financial surplus generated by the RBEs. The assets of the RBEs primarily consist of cash and cash equivalents, receivables, net, intangible assets, net, and other assets. Its obligations primarily consist of medical claims and related payables as well as operating expenses of the RBEs (accounts payable and accrued expenses), including incentive compensation obligations to the Company's physician partners. On February 18, 2021, the Company executed the Credit Facility, which is guaranteed by certain of the Company's VIEs. Assets generated by the RBEs (primarily from medical services revenues) may be used, in certain limited circumstances, to settle the Company's contractual debt obligations.

*Unconsolidated Variable Interest Entities*

As of December 31, 2025, the Company had 11 equity method investments (liabilities), including nine wholly owned CMS ACO Models entities discussed below, that were deemed to be VIEs. The Company has determined that the activities that most significantly impact the performance of these VIEs consist of the allocation of resources to and other decisions related to clinical activities and provider contracting decisions. Because the Company does not have the ability to control these activities due to another party's control of the VIEs' board of directors, the Company has determined that it is not the primary beneficiary of and therefore does not consolidate these VIEs. The Company provided support to assist its CMS ACO Models investments in obtaining surety bonds related to risk-bearing capital contributions to CMS. As of December 31, 2025 and 2024, the CMS ACO Models investments had $131.6 million and $65.2 million, respectively, outstanding surety bonds. The Company's maximum loss exposure as a result of the Company's involvement with the VIEs cannot be quantified as the Company has the obligation to provide ongoing operational support to the unconsolidated VIEs, as needed.

*Equity Method Investments*

The following table summarizes the Company's equity method investees (in thousands):

| | December 31, | |
| --- | --- | --- |
| | 2025 | 2024 |
| Equity method investments - Other[1] | $ 9,354 | $ 9,365 |
| Equity method investments - CMS ACO Models[1] | 50,433 | 52,391 |
| Equity method liabilities - CMS ACO Models[2] | (12,156) | (12,290) |

_____

(1)     Included in Other assets, net in the consolidated balance sheets.

(2)     Included in Other liabilities in the consolidated balance sheets.

The Company is a partner in nine wholly owned CMS ACO Models investments in collaboration with 13 of its physician group partners operating in 12 geographies as of December 31, 2025. The combined summarized operating results of the Company's CMS ACO Models investments, which are recognized as equity income (loss), are as follows (in thousands):

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | 2025 | 2024 | 2023 |
| Medical services revenue | $ 1,693,036 | $ 1,814,618 | $ 1,160,978 |
| Medical services expense | (1,539,486) | (1,667,806) | (1,024,468) |
| Other medical expenses[1] | (90,501) | (89,788) | (96,154) |
| Income (loss) from operations[2] | (5,032) | 22,687 | 22,500 |
| Net income (loss)[3] | (1,824) | 15,050 | 16,336 |

_____

(1)     The years ended December 31, 2025, 2024, and 2023, include physician compensation expenses of $58.9 million, $58.4 million, and $53.7 million, respectively. The year ended December 31, 2023, includes $15.2 million of physician compensation expenses to reduce the physician partners' compensation percentage in current and future years in exchange for the Company's common stock. The Company recognized such liability in accounts payable and accrued expenses as of December 31, 2023. The common stock shares were issued in February 2024.

(2)     The years ended December 31, 2025, 2024, and 2023, include operating and administrative expenses for services provided by the Company of $50.1 million, $14.9 million, and $2.9 million, respectively.

(3)     Included in Income (loss) from equity method investments in the condensed consolidated statements of operations.

The combined summarized balance sheet of the Company's CMS ACO Models investments are as follows (in thousands):

| | December 31, | |
| | 2025 | 2024 |
|---|---|---|
| Current assets | $ 222,398 | $ 444,963 |
| Noncurrent assets | 4,033 | 1,894 |
| Total assets | 226,431 | 446,857 |
| Current and total liabilities | 188,155 | 406,756 |

## NOTE 18. Related Party Transactions

*Significant Stockholders*

During the year ended December 31, 2023, the Company recognized general and administrative expenses of $1.7 million to administered secondary offerings of shares of its common stock sold by CD&R and did not receive any proceeds from any sale of shares of its common stock. CD&R controls Gentiva Health Services ("Gentiva"). Gentiva wholly owns Illumia Health, LLC ("Illumia"). For the year ended December 31, 2025, the Company incurred expenses of $8.4 million for provider services delivered by Illumia. As of December 31, 2025, the Company had an outstanding receivable from Illumia of $5.2 million. The Company has not entered into any other material transactions with CD&R for the periods presented.

*Equity Method Investments*

For the years ended December 31, 2025, 2024, and 2023, the Company incurred expenses of $7.0 million, $8.0 million, and $8.9 million, respectively for provider services delivered by Population Health, LLC, which is accounted for under the equity method based on a 49% equity ownership interest held by the Company. As of December 31, 2025 and 2024, the Company had an outstanding payable to Population Health, LLC of $0.6 million and $1.2 million, respectively.

For the years ended December 31, 2025, 2024, and 2023, the Company recognized revenue of $3.5 million, $3.9 million, and $1.6 million, respectively, for technology services rendered to its CMS ACO Models investments. For the years ended December 31, 2025, 2024, and 2023, the Company recognized other income of $50.1 million, $14.9 million, and $2.9 million, respectively, for operational and administrative services provided by the Company. As of December 31, 2025 and 2024, the Company had an outstanding receivable from the CMS ACO Models of $51.3 million and $7.0 million, respectively.

## NOTE 19. Discontinued Operations

Discontinued operations is a component of an entity that has either been disposed of or is deemed held-for-sale and, (i) the operations and cash flows of the component have been or will be eliminated from ongoing operations as a result of the disposal transaction, and (ii) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

On October 31, 2023, the Company completed the disposition of MDX Hawaii and its related operations. The Company's decision to exit Hawaii and the Independent Practice Association line of business represented a strategic shift that had a major effect on its operations and financial results. As such, the Company's Hawaii operations are reflected in the consolidated financial statements as discontinued operations for all periods presented.

The results of discontinued operations are as follows (in thousands):

| | Year Ended December 31, | | |
| | 2025 | 2024 | 2023 |
|---|---|---|---|
| **Revenues:** | | | |
| Medical services revenue | $ — | $ — | $ 266,279 |
| Other operating revenue | — | — | 414 |
| Total revenues | — | — | 266,693 |
| **Expenses:** | | | |
| Medical services expense | — | — | 270,222 |
| Other medical expenses | — | 1,420 | 8,732 |
| General and administrative | — | (930) | 4,151 |
| Depreciation and amortization | — | — | 4,118 |
| **Income (loss) from operations** | — | (490) | (20,530) |
| Other income (expense), net | — | (571) | 646 |
| Gain (loss) and adjustments on sales of assets, net | 14,000 | (8,763) | (47,548) |
| Interest expense | — | — | (118) |
| **Net income (loss) from discontinued operations attributable to common shares** | $ 14,000 | $ (9,824) | $ (67,550) |

The following table provides significant non-cash operating items for discontinued operations that are included in the consolidated statements of cash flows (in thousands) for the year ended December 31, 2023:

| *Non-cash operating activities from discontinued operations:* | |
|---|---|
| Depreciation and amortization | $ 4,118 |
| Stock-based compensation expense | 169 |
| Other non-cash items | 169 |

**agilon health, inc.**
(Parent Company Only)
**CONDENSED BALANCE SHEETS**
(in thousands, except per share data)

| | | December 31, | | |
|---|---|---|---|---|
| | | **2025** | | **2024** |
| **ASSETS** | | | | |
| Prepaid expenses and other current assets, net | $ | 19,807 | $ | 404 |
| Total current assets | | 19,807 | | 404 |
| Investment in wholly owned subsidiary | | 91,853 | | 417,481 |
| Loans receivable | | 14,158 | | 53,155 |
| Total assets | $ | 125,818 | $ | 471,040 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)** | | | | |
| Stockholders' equity (deficit): | | | | |
| Common stock, $0.01 par value: 2,000,000 shares authorized; 414,728 and 412,194 shares issued and outstanding, respectively | $ | 4,147 | $ | 4,122 |
| Additional paid-in capital | | 2,099,995 | | 2,053,895 |
| Accumulated deficit | | (1,978,324) | | (1,586,977) |
| Total stockholders' equity (deficit) | | 125,818 | | 471,040 |
| Total liabilities and stockholders' equity (deficit) | $ | 125,818 | $ | 471,040 |

See accompanying Notes to the Condensed Financial Statements.

**agilon health, inc.**
(Parent Company Only)
**CONDENSED STATEMENTS OF OPERATIONS**
(in thousands)

|  | Year Ended December 31, | | |
|  | 2025 | 2024 | 2023 |
|---|---|---|---|
| General and administrative | $ — | $ (1,152) | $ — |
| Equity in net income (loss) of subsidiary | (391,805) | (259,595) | (263,233) |
| Interest income | 458 | 596 | 637 |
| **Net income (loss) attributable to common shares** | $ (391,347) | $ (260,151) | $ (262,596) |

See accompanying Notes to the Condensed Financial Statements.

**agilon health, inc.**
(Parent Company Only)
**NOTES TO CONDENSED FINANCIAL STATEMENTS**

## NOTE 1. Description of agilon health, inc.

agilon health, inc., ("Parent") was incorporated in Delaware and indirectly owns 100% of the equity interest in agilon health management, inc. ("agilon"). Parent has no significant operations or assets other than its indirect ownership of the equity of agilon. Accordingly, Parent is dependent upon distributions from agilon to fund its obligations. However, under the terms of the agreements governing agilon's borrowings, agilon's ability to pay dividends or lend to Parent is restricted. While certain exceptions to the paying of dividends or lending funds restrictions exist, these restrictions have resulted in the restricted net assets (as defined in Rule 4-08(e)(3) of Regulation S-X) of Parent's subsidiaries exceeding 25% of the consolidated net assets of Parent and its subsidiaries. agilon has no obligation to pay dividends to Parent.

Condensed statements of cash flows have not been presented, as Parent did not have any cash as of, or for the years ended December 31, 2025, 2024 and 2023; see Note 3 for additional information on issuance of common stock.

## NOTE 2. Basis of Presentation

The accompanying condensed Parent-only financial statements include the amounts of Parent and its investment in agilon under the equity method, and do not present the financial statements of Parent and agilon on a consolidated basis. Under the equity method, Parent's investment in agilon is stated at cost plus contributions and equity in undistributed income (loss) of agilon less distributions received since the date of acquisition.

These condensed Parent-only financial statements have been prepared using the same accounting principles and policies described in the notes to the agilon health, inc. consolidated financial statements, with the only exception being that Parent accounts for its subsidiaries using the equity method. These condensed Parent-only financial statements should be read in conjunction with the agilon health, inc. consolidated financial statements and their accompanying notes.

## NOTE 3. Equity

A discussion of Parent's stockholders' equity activities for the years ended December 31, 2025, 2024, and 2023 can be found in Note 12 in "Notes to the Consolidated Financial Statements" of the agilon health, inc. consolidated financial statements.

There were no cash dividends paid to Parent from agilon's consolidated subsidiaries for the years ended December 31, 2025, 2024 and 2023.

*Supplemental Cash Flow Information*

The following table provides supplemental cash flow information (in thousands) for the year ended December 31, 2024:

*Supplemental disclosure of non-cash financing activities:*

| | | |
|---|---|---|
| Settlement of liabilities through issuance of stock[1] | $ | 15,230 |

_____

(1)      For additional information regarding stock issuance, see Note 17 in "Notes to the Consolidated Financial Statements" of the agilon health, inc. consolidated financial statements.

## NOTE 4. Stock Incentive Plan

A discussion of Parent's Stock Incentive Plan for the years ended December 31, 2025, 2024 and 2023 can be found in Note 13 in the section, "Notes to the Consolidated Financial Statements" of the agilon health, inc. consolidated financial statements.

**ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure**

None.

**ITEM 9A. Controls and Procedures**

*Management's Evaluation of Disclosure Controls and Procedures.* We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated to our management, including our interim principal executive officers and principal financial officer, as appropriate, to allow timely decisions regarding required financial disclosure.

As of December 31, 2025, our management, under the supervision and with the participation of our interim principal executive officers and principal financial officer, evaluated the effectiveness of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(e) and 15d-15(e). Based upon this evaluation, as of December 31, 2025, our interim principal executive officers and principal financial officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level.

*Management's Annual Report on Internal Control Over Financial Reporting.* Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control system is designed to provide reasonable assurance to our management and board of directors regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles in the U.S. ("U.S. GAAP"). Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with U.S. GAAP, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on our consolidated financial statements.

Management used the criteria described in *Internal Control-Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission to evaluate the effectiveness of our internal control over financial reporting as of December 31, 2025. Based on this evaluation, management has concluded that controls were effective as of December 31, 2025.

The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by Ernst & Young LLP, our independent registered public accounting firm, who also audited the Company's consolidated financial statements included in our Annual Report on Form 10-K, as stated in their report which appears under Item 9A Controls and Procedures.

*Changes in Internal Control Over Financial Reporting.* There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act, as amended) during our fourth quarter that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting during the year ended December 31, 2025.

*Limitations on the Effectiveness of Controls.* Our disclosure controls and procedures and internal control over financial reporting are designed to provide reasonable assurance of achieving their objectives as specified above. Management does not expect, however, that our disclosure controls and procedures will prevent or detect all error and fraud. Any control system, no matter how well designed and operated, is based on certain assumptions, and can provide only reasonable, not absolute, assurance that its objectives will be met. Further, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud have been prevented or that all control issues and instances of fraud, if any, have been detected.

**Report of Independent Registered Public Accounting Firm**

To the Stockholders and the Board of Directors of agilon health, inc.

**Opinion on Internal Control Over Financial Reporting**

We have audited agilon health, inc.'s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, agilon health, inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income (loss), stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and financial statement schedule listed in the Index at Item 15 and our report dated February 25, 2026 expressed an unqualified opinion thereon.

**Basis for Opinion**

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

**Definition and Limitations of Internal Control Over Financial Reporting**

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Los Angeles, California

February 25, 2026

**ITEM 9B. Other Information**

During the three months ended December 31, 2025, none of our directors or officers (as defined in Rule 16a-1(f) under the Exchange Act) adopted, modified, or terminated any "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement" (as such terms are defined in Item 408 of Regulation S-K under the Act).

**ITEM 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections**

Not applicable.

**PART III**

**ITEM 10. Directors, Executive Officers and Corporate Governance**

We have adopted a Code of Conduct and a Code of Financial Ethics that apply to all of our directors and employees, including our Chief Executive Officer and all senior financial officers, including our principal financial officer, and principal accounting officer. Current copies of our Code of Conduct and Code of Financial Ethics are posted on our website at https://investors.agilonhealth.com/governance/governance-documents. In addition, waivers from, and amendments to, our Code of Conduct that apply to our directors and executive officers, including our principal executive officer, principal financial officer, principal accounting officer or persons performing similar functions, will be timely posted in the Investor Relations section of our website at www.agilonhealth.com.

The information required by this item will be included in our 2026 Proxy Statement to be filed with the SEC within 120 days of the end of our fiscal year covered by this Annual Report and is incorporated herein by reference.

**ITEM 11. Executive Compensation**

The information required by this item will be included in our 2026 Proxy Statement to be filed with the SEC within 120 days of the end of our fiscal year covered by this Annual Report and is incorporated herein by reference.

**ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters**

The information required by this item will be included in our 2026 Proxy Statement to be filed with the SEC within 120 days of the end of our fiscal year covered by this Annual Report and is incorporated herein by reference.

**ITEM 13. Certain Relationships and Related Transactions, and Director Independence**

The information required by this item will be included in our 2026 Proxy Statement to be filed with the SEC within 120 days of the end of our fiscal year covered by this Annual Report and is incorporated herein by reference.

**ITEM 14. Principal Accounting Fees and Services**

The information required by this item will be included in our 2026 Proxy Statement to be filed with the SEC within 120 days of the end of our fiscal year covered by this Annual Report and is incorporated herein by reference.

## PART IV

### ITEM 15. Exhibits and Financial Statement Schedules

      **(a)**    The following documents are filed as part of this Annual Report on Form 10-K:

### 1. Consolidated Financial Statements

      Our consolidated financial statements are included in Part II, Item 8-Financial Statements and Supplementary Data of this Annual Report on Form 10-K.

### 2. Financial Statement Schedules

      The following Consolidated Financial Statements are included in Part II, Item 8-Financial Statements and Supplementary Data of this Annual Report on Form 10-K.

      Schedule I—Registrant's Condensed Financial Statements

### 3. Exhibits

      The information called for by this paragraph is set forth in Item 15(b) below.

      **(b)**    The documents listed in the Exhibit Index of this Annual Report on Form 10-K are filed, furnished, or incorporated by reference in this Annual Report on Form 10-K, in each case as indicated therein (numbered in accordance with Item 601 of Regulation S-K).

| Exhibit Number | Description |
| --- | --- |
| 3.1 | Amended and Restated Certificate of Incorporation of agilon health, inc. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed April 19, 2021). |
| 3.2 | Amended and Restated By-laws of agilon health, inc. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed August 4, 2025). |
| 4.1 | Description of Securities Registered Pursuant to Section 12(b) of the Exchange Act (incorporated by reference to Exhibit 4.1 to the Annual Report on Form10-K filed March 3, 2022). |
| 10.1 | Registration Rights Agreement, by and among agilon health, inc. and CD&R Vector Holdings, L.P., dated as of April 16, 2021 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed April 19, 2021). |
| 10.2 | Stockholders Agreement, by and among agilon health, inc. and CD&R Vector Holdings, L.P., dated as of April 16, 2021 (incorporated by reference to Exhibit 10.2 the Current Report on Form 8-K filed April 19, 2021). |
| 10.3 | Termination Agreement, by and between Agilon Health Holdings, Inc., Primary Provider Management Co., Inc. and Clayton, Dubilier & Rice, LLC, dated as of April 16, 2021 (incorporated by reference to Exhibit 10.3 the Current Report on Form 8-K filed April 19, 2021). |
| 10.4 | Credit Agreement, dated as of February 18, 2021, by and among agilon management, inc. Agilon Health Intermediate Holdings, Inc., the Lenders party thereto, the Issuers party thereto, JPMorgan Chase Bank, N.A., as administrative agent and collateral agent and JPMorgan Chase Bank, N.A., Bank of America, N.A., Wells Fargo Securities, LLC. Deutsche Bank Securities Inc. and Nomura Securities International, Inc., as joint lead arrangers and joint bookrunners (as amended by the First Amendment to Credit Agreement dated as of March 1, 2021) (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-1 (Registration No. 333-254435) filed March 18, 2021). |

| 10.5 | First Amendment to Credit Agreement, dated as of March 1, 2021, by and between agilon management, inc., and JPMorgan Chase Bank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.1.1 to the Registration Statement on Form S-1 (Registration No. 333-254435) filed March 18, 2021). |
|---|---|
| 10.6 | Second Amendment to Credit Agreement, dated May 25, 2023, by and among agilon management, inc., the Lenders named therein and JPMorgan Chase Bank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed August 3, 2023). |
| 10.7 | Third Amendment to Credit Agreement, dated as of February 10, 2026, among agilon health, inc., agilon health management, inc. (f/k/a agilon health, inc.), Agilon Health Intermediate Holdings, Inc., the Subsidiary Guarantors party thereto, the Lenders and Issuers from time to time party thereto and J.P. Morgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed February 16 2026. |
| 10.8 | Parent Guaranty, dated as of February 10, 2026, between agilon health, inc., in favor of J.P. Morgan Chase Bank, N.A., as administrative agent for itself, and the Lenders and Issuers from time to time party thereto (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed February 16, 2026). |
| 10.9 | Employment Agreement, dated as of May 4, 2020, by and among Steven J. Sell, agilon health, inc. and agilon management, inc. (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-1 (Registration No. 333-254435) filed March 18, 2021).† |
| 10.10 | Employment Agreement, dated as of April 4, 2022, by and between Benjamin Shaker and agilon health, inc. (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed May 5, 2022).† |
| 10.11 | Employment Agreement, dated as of March 31, 2022, by and between Girish Venkatachaliah and agilon health, inc. (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed May 5, 2022).† |
| 10.12 | Employment Agreement, as amended, with an effective date of June 3, 2024, by and among Jeffrey Schwaneke and agilon health, inc. (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed August 6, 2024).† |
| 10.13 | Amended and Restated Employment Agreement, dated as of January 1, 2026, by and between Jeffrey Schwaneke and Agilon Health Holdings, Inc. and agilon management , inc.†* |
| 10.14 | Employee Restricted Stock Unit Agreement, dated as of January 1, 2026, by and between Jeffrey Schwaneke and agilon health, inc.†* |
| 10.15 | Amended and Restated agilon health, inc. Stock Incentive Plan, dated as of April 27, 2017 (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form S-1 (Registration No. 333-254435) filed March 18, 2021).† |
| 10.16 | Form of Indemnification Agreement – Directors (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K December 5, 2024).† |
| 10.17 | Form of Indemnification Agreement – Officers (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K December 5, 2024).† |
| 10.18 | agilon health, inc. Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-8 (Registration No. 333-255228) filed April 14, 2021).† |
| 10.19 | agilon health, inc. 2021 Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-8 (Registration No. 333-255228) filed April 14, 2021).† |

| 10.20 | Form of Employee Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form S-8 (Registration No. 333-255228) filed April 14, 2021).† |
|---|---|
| 10.21 | Form of Employee Performance Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form S-8 (Registration No. 333-255228) filed April 14, 2021).† |
| 10.22 | Form of Stock Option Agreement (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-8 (Registration No. 333-255228) filed April 14, 2021).† |
| 10.23 | Form of Director Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form S-8 (Registration No. 333-255228) filed April 14, 2021).† |
| 10.24 | Form of Employee Performance Restricted Stock Unit Agreement - Stock Appreciation Goal (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed August 6, 2024).† |
| 10.25 | Form of Employee Performance Restricted Stock Unit Agreement – Transformational Goal (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed August 4, 2025).† |
| 19.1 | agilon health, inc. Insider Trading Policy (incorporated by reference to Exhibit 19.1 to the Annual Report on Form 10-K filed February 25, 2025). |
| 21.1 | List of Subsidiaries of agilon health, inc. as of December 31, 2025.* |
| 23.1 | Consent of Independent Registered Public Accounting Firm.* |
| 31.1 | Certification by Benjamin Shaker, agilon's interim Principal Executive Officer, Pursuant to Securities Exchange Act Rule 13a-14(a).* |
| 31.2 | Certification by Jeffrey Schwaneke, agilon's Principal Financial Officer and interim Principal Executive Officer, Pursuant to Securities Exchange Act Rule 13a-14(a).* |
| 32.1 | Certification by Benjamin Shaker, agilon's interim Principal Executive Officer, Pursuant to Securities Exchange Act Rule 13a-14(b) and 18 U.S.C. Section 1350.** |
| 32.2 | Certification by Jeffrey Schwaneke, agilon's Principal Financial Officer and interim Principal Executive Officer, Pursuant to Securities Exchange Act Rule 13a-14(b) and 18 U.S.C. Section 1350.** |
| 97.1 | agilon health, inc. Policy Regarding Recovery of Erroneously Awarded Compensation (incorporated by reference to Exhibit 97.1 to the Annual Report on Form 10-K filed February 27, 2024). |
| 101.INS | Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.* |
| 101.SCH | Inline XBRL Taxonomy Extension Schema Document.* |
| 101.CAL | Inline XBRL Taxonomy Extension Calculation Linkbase Document.* |
| 101.DEF | Inline XBRL Taxonomy Extension Definition Linkbase Document.* |
| 101.LAB | Inline XBRL Taxonomy Extension Label Linkbase Document.* |
| 101.PRE | Inline XBRL Taxonomy Extension Presentation Linkbase Document.* |
| 104 | Cover Page Interactive Data File (embedded within the Inline XBRL document).* |

---

\* Filed with this report.

**   Furnished with this report.

†    Identifies each management contract or compensatory plan or arrangement.

**(c)**

     None.

## ITEM 16. Form 10-K Summary

     None.

## SIGNATURES

        Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 25, 2026


agilon health, inc. (Registrant)

/s/ BENJAMIN SHAKER
_____

Benjamin Shaker

*Chief Markets Officer and Member of the Office of the Chairman*

*(Interim Principal Executive Officer)*


/s/ JEFFREY SCHWANEKE
_____

Jeffrey Schwaneke

*Chief Financial Officer and Member of the Office of the Chairman*

*(Principal Financial Officer and Interim Principal Executive Officer)*


Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ BENJAMIN SHAKER<br>Benjamin Shaker | Chief Markets Officer and Member of the Office of the Chairman<br>(Interim Principal Executive Officer) | February 25, 2026 |
| /s/ JEFFREY SCHWANEKE<br>Jeffrey Schwaneke | Chief Financial Officer and Member of the Office of the Chairman<br>(Principal Financial Officer and Interim Principal Executive Officer) | February 25, 2026 |
| /s/ TIMOTHY GERTSCH<br>Timothy Gertsch | Chief Accounting Officer<br>(Principal Accounting Officer) | February 25, 2026 |
| /s/ RONALD A. WILLIAMS<br>Ronald A. Williams | Chairman of the Board | February 25, 2026 |
| /s/ RAVI SACHDEV<br>Ravi Sachdev | Vice Chairman of the Board | February 25, 2026 |
| /s/ SHARAD MANSUKANI, M.D.<br>Sharad Mansukani, M.D. | Director | February 25, 2026 |
| /s/ WILLIAM WULF, M.D.<br>William Wulf, M.D. | Director | February 25, 2026 |
| /s/ KAREN MCLOUGHLIN<br>Karen McLoughlin | Director | February 25, 2026 |
| /s/ DIANA L. MCKENZIE<br>Diana L. McKenzie | Director | February 25, 2026 |
| /s/ SILVANA BATTAGLIA<br>Silvana Battaglia | Director | February 25, 2026 |

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